   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2002
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                               ALLEN TELECOM INC.
             (Exact Name of Registrant as Specified in Its Charter)

                         DELAWARE                                                    38-0290950
              (State or Other Jurisdiction of                                     (I.R.S. Employer
              Incorporation or Organization)                                   Identification Number)

                       25101 CHAGRIN BOULEVARD, SUITE 350
                             BEACHWOOD, OHIO 44122
                                 (216) 765-5800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------

                             LAURA C. MEAGHER, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                               ALLEN TELECOM INC.
                       25101 CHAGRIN BOULEVARD, SUITE 350
                             BEACHWOOD, OHIO 44122
                                 (216) 765-5818
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ---------------------

                                   COPIES TO:

                CHRISTOPHER M. KELLY, ESQ.                                        PAUL JACOBS, ESQ.
                JONES, DAY, REAVIS & POGUE                                     WARREN J. NIMETZ, ESQ.
                        NORTH POINT                                          FULBRIGHT & JAWORSKI L.L.P.
                    901 LAKESIDE AVENUE                                           666 FIFTH AVENUE
                CLEVELAND, OHIO 44114-1190                                    NEW YORK, NEW YORK 10103
                      (216) 586-3939                                               (212) 318-3384

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF            AMOUNT TO BE         AGGREGATE PRICE PER     AGGREGATE OFFERING           AMOUNT OF
   SECURITIES TO BE REGISTERED          REGISTERED                 SHARE                   PRICE             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Series D   % Convertible
  Preferred Stock, without par
  value..........................   1,150,000 shares(1)           $50.00              $57,500,000.00             $5,290.00
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1 per
  share(2)....................... 6,052,631 shares(3),(4)           N/A              $52,657,889.00(5)           $4,845.00
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 150,000 shares issuable upon exercise of the underwriters' over-allotment option.
(2) One Series C Junior Participating Preferred Stock purchase right will attach to and trade with each share of Common Stock. These rights are also covered by this registration statement.
(3) Also being registered are an indeterminate number of shares of Common Stock
    issuable upon conversion of the Series D     % Convertible Preferred Stock
    (referred to as the "Convertible Preferred Stock") (including any additional shares resulting from anti-dilution provisions or other adjustments to the conversion ratio).
(4) Also includes 6,052,631 shares of Common Stock as estimated future dividends payable from time to time on the Convertible Preferred Stock.
(5) Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices reported for February 12, 2002 ($8.70).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD NOR MAY ANY OFFERS TO BUY BE ACCEPTED UNTIL THIS REGISTRATION STATEMENT HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED             , 2002

PROSPECTUS

                                1,000,000 SHARES
                               ALLEN TELECOM INC.

                              [ALLEN TELECOM LOGO]
                 SERIES D         % CONVERTIBLE PREFERRED STOCK
                   (LIQUIDATION PREFERENCE $50.00 PER SHARE)
                            ------------------------

    We are offering 1,000,000 shares of our Series D    % convertible preferred
stock. The annual dividend on each share of convertible preferred stock is
$         and is payable quarterly in cash, common stock or a combination of cash and common stock, in arrears, on each February 15, May 15, August 15 and
November 15, commencing     15, 2002. If our board of directors does not declare
a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly dividend period and such undeclared or unpaid dividend will not accumulate, but the number of shares of our common stock that you will be entitled to receive upon conversion of your shares of convertible preferred stock will automatically increase, as described below.

    Each share of convertible preferred stock will initially be convertible at
your option at any time into         shares of our common stock, which is
calculated by dividing the liquidation preference, $50.00, by an initial
conversion price of $    per share of common stock. The conversion price will be
adjusted as described in this prospectus upon the occurrence of certain change of control transactions or other events. If our board does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, the conversion ratio, which is initially the number of shares of our common stock equal to the liquidation preference divided by the initial conversion price, will automatically increase by 115% of the number of shares of common stock that we would have been required to issue as a stock dividend on each share of convertible preferred stock to pay the dividend for that quarterly dividend period in full. This automatic increase in the conversion ratio will occur each time our board does not declare a dividend or we fail to pay a dividend declared by our board for a quarterly dividend period, and such conversion ratio increases will accumulate until such time as you may elect to or we mandatorily convert shares of the convertible preferred stock into common stock.

    The shares of convertible preferred stock are mandatorily redeemable by us
for cash at their liquidation preference on or after February   , 2014, and are
not redeemable by us before that date.

    On or after February   , 2005, if the closing price of our common stock
equals or exceeds 125% of the conversion price for 20 trading days during any consecutive 30 trading day period, we may, at our option, cause the convertible preferred stock to be automatically converted into shares of our common stock at the then prevailing conversion ratio. In addition, on or after February , 2006, if fewer than 100,000 shares of convertible preferred stock are outstanding, we may, at our option, cause the outstanding shares of convertible preferred stock to be automatically converted into shares of our common stock as described in this prospectus.

    All shares of our common stock that we issue upon conversion of or in payment of a dividend on the convertible preferred stock will be freely transferable without restriction under the Securities Act.

    Our common stock is quoted on the New York Stock Exchange and the Pacific Exchange under the symbol "ALN." On February 12, 2002, the last reported sale price of our common stock as reported on the New York Stock Exchange was $8.79 per share.

    The underwriters may, under certain circumstances, purchase from us up to an additional 150,000 shares of convertible preferred stock to cover over-allotments.

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR A DISCUSSION OF RISKS THAT SHOULD BE CONSIDERED BY INVESTORS BEFORE BUYING OUR CONVERTIBLE PREFERRED STOCK.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public offering price.......................................   $           $
Underwriting discount.......................................   $           $
Proceeds, before expenses, to us............................   $           $

                             ---------------------
    The underwriters expect to deliver the shares of convertible preferred stock in book-entry form only through the facilities of the Depository Trust Company
in New York, New York on            , 2002.
                             ---------------------
                            BEAR, STEARNS & CO. INC.
                             ---------------------
                      PROSPECTUS DATED             , 2002

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. An investment in the convertible preferred stock involves significant risks. In addition to reviewing other information contained or incorporated by reference in this prospectus, you should carefully consider the information in the section captioned "Risk Factors" beginning on page 11 before deciding to purchase the convertible preferred stock.

ALLEN TELECOM INC.

     We are a leading global provider of wireless infrastructure equipment and services to many of the world's largest wireless communications carriers, or carriers, and original equipment manufacturers, or OEMs. Our business is aligned around the five product lines highlighted below:

     - Base Station Subsystems and Components;

     - Repeaters and In-Building Coverage Products;

     - Base Station and Mobile Antennas;

     - Geolocation Products; and

     - Wireless Engineering and Consulting Services.

     Our products and services are integral to mobile wireless communications networks and offer our customers the ability to build networks that enhance network capacity, coverage and performance. Our products and services are designed for use in current wireless networks as well as next-generation wireless networks. As a leading global provider of wireless infrastructure equipment and services, we expect that demand for our products and services will continue to be driven by the continuing investment by carriers in their wireless networks in order to expand coverage and capacity and improve performance. We believe that the catalysts for future carrier investment include continued growth in wireless subscribers, increased minutes of use, or MOUs, and expanded usage of wireless devices for data services. We believe that our broad suite of products, as well as our experience, reputation and customer relationships, position us to benefit from the build out of next-generation networks such as 2.5G and 3G.

     Carriers are currently in the process of determining their migration paths to the next-generation networks. 2.5G is an intermediary, higher data capacity solution while 3G is the next major technological evolution of wireless networks that is expected to provide even greater capacity to carriers' networks and allow carriers to provide new features and services. By offering an enhanced set of products and services to their end-user customers, carriers believe that they will be able to generate additional average revenue per user. 3G infrastructure equipment has begun to be deployed in parts of Europe and Asia. This deployment will require new infrastructure equipment and therefore is expected to create new product opportunities for us. We have developed and, in certain cases, have already shipped 3G compatible products, including filters, duplexers, combiners, base station antennas, power amplifiers, tower mounted amplifiers, repeaters and test equipment. We also have developed a network-based geolocation solution that enables carriers to determine the location of callers. Our network-based geolocation solution is being deployed or evaluated by a number of carriers in the U.S. that must comply with Federal Communications Commission, or FCC, regulations requiring them to provide caller location information for wireless 911 calls. As described below in "-- Recent Developments," AT&T Wireless Services, Inc. recently selected our GEOMETRIX wireless 911 caller location systems for installation in selected AT&T Wireless networks. We expect our geolocation business to meaningfully contribute to our overall financial performance in the future as carriers are required to build out their location-based capabilities.

     We market our products and services to many of the world's largest OEMs, including Alcatel S.A., Lucent Technologies Inc., Motorola, Inc., Nokia Corporation, Nortel Networks Corporation and Siemens AG, as well as the world's largest carriers, including AT&T Wireless, Nextel Communications, Inc., Orange SA, Sprint Corporation, Verizon Wireless and Vodafone Group plc. We conduct operations globally, with manufacturing and assembly facilities in Australia, Brazil, China, the Czech Republic, France, Germany, Italy, Mexico and the U.S., and have sales and marketing offices in 19 countries. Sales made to customers located outside the U.S. accounted for 58.5% of our total sales during 2000 and 62.2% of our total sales during the first nine months of 2001. Our total sales during 2000 were $392.6 million, generating operating income of $27.4 million. Our total sales during the first nine months of 2001 were $305.0 million, generating operating income of $10.3 million, compared to total sales of $285.7 million and operating income of $18.7 million during the first nine months of 2000.

INDUSTRY DYNAMICS

     Over the past 12 months, the end-users of our equipment, global carriers, have been facing slowing subscriber growth rates, greater price competition, reduced access to capital and the need to carefully manage their cash flow and profitability. In response to these challenges, carriers are reducing their capital spending and appear to be refocusing on projects that can most directly contribute to their revenues. An independent study published by the Yankee Group in September 2001 indicates the 2002 worldwide market for wireless infrastructure to be approximately $100.1 billion, representing a slight increase from approximately $99.4 billion in 2001. The same study indicates a 2004 market of approximately $120.2 billion. Over the longer term, we anticipate capital investment growth to resume at an increased level due to a number of factors, including a growing number of telecommunication subscribers, increasing MOUs, and a growing demand for new services and features, such as mobile messaging, Internet access and other data services that require additional network capacity and capabilities.

     In order to address these future network requirements, many carriers are expected to ultimately spend a considerable amount of capital upgrading their mobile networks to 3G, or third generation, technologies. These technologies provide a number of advantages over current mobile network technologies, including the ability to deliver voice, data and multimedia services, provide incremental network capacity and improve operating efficiencies. The deployment of 3G networks will require the timely development, manufacture and installation of new or advanced equipment, including power amplifiers, base stations, subsystems, antennas and repeaters that are specifically designed for the newly licensed frequencies. Furthermore, 3G networks will require a greater number of base stations per coverage area to provide a better link between mobile devices and base stations. We believe we are well positioned to capitalize on the 3G spending cycle.

     We believe based on our recent contract wins with both Verizon Wireless and AT&T Wireless that the market for ancillary wireless services, particularly E 911, is developing. As new wireless technologies advance in capability and the number of subscribers grows, increased governmental focus in the U.S. is being placed on automatically identifying the location of wireless 911 callers to the local police or fire department. Previous solutions did not accurately identify the location of the caller or dispatch center, creating a need for a more effective solution. To promote the availability of accurate geolocation services for wireless 911 calls in the U.S., the FCC has adopted regulations that require carriers to begin implementing geolocation capabilities based on strict standards. Equipment suppliers and carriers have been developing a variety of network-based and handset-based solutions to provide enhanced 911, or E 911, geolocation capabilities. Our network-based GEOMETRIX product is capable of meeting the requirements established by the FCC and meeting the needs of mobile carriers, putting us in a favorable position to capitalize on the growth of E 911 network spending.

STRATEGY

     Our objective is to increase our presence as a major supplier of wireless infrastructure to the world's leading OEMs and carriers and to increase the breadth of our product offerings to these customers. By successfully executing on this strategy, we believe that we will be well-positioned to increase revenue, profit and stockholder value. Our strategy to achieve this objective is to:

     - LEVERAGE AND ENHANCE CUSTOMER RELATIONSHIPS. We have developed and maintained in-depth working relationships with many of the leading OEMs and carriers, the cornerstones of which are based on dependability, responsiveness and innovation. We will strive to enhance these relationships by providing top quality products and services, meeting our customers' exacting specifications, offering flexible manufacturing capacity, fostering collaborative development efforts and maintaining dedicated local sales and customer service teams. We intend to accelerate our growth and increase profitability by capitalizing on customer trends to increase their outsourcing needs and by making our brands the products and services of choice.

     - MAXIMIZE OPERATING EFFICIENCIES. We satisfy our customers' demands for innovative, cost effective products and solutions in a timely manner by shortening product development cycles and providing flexible, low cost manufacturing. To enhance these efficiencies, we continuously evaluate and identify additional manufacturing facilities, suppliers and subcontractors.

     - EXPAND OUR GEOGRAPHIC REACH. We support our customers in their geographic markets throughout the world. As worldwide expansion of wireless communication networks continues, we believe that new market opportunities and new potential customers will emerge. We intend to continue to expand our sales, design, marketing, manufacturing and service capabilities into international markets in response to our existing customers' needs and new business opportunities. Our presence in the local markets of our customers allows us to quickly respond to their needs and requests, which we believe provides us with a key competitive advantage.

     - EXPAND AND ENHANCE OUR PRODUCT AND SERVICE OFFERINGS VIA MARKET-FOCUSED RESEARCH AND DEVELOPMENT. We have successfully developed and introduced new products and services that are responsive to changing customer specifications and evolving industry standards. We intend to continue to expand our product offerings by applying our industry experience and our design and manufacturing expertise to our continuing research and development efforts. We will leverage our collaborative product development relationships and radio frequency, or RF, technology expertise to expand and enhance our product offerings, such as E 911 geolocation and next-generation power amplifiers, and to develop innovative solutions for our customers.

     - CAPITALIZE ON 3G OPPORTUNITIES. We believe that our 3G initiatives will enable us to maintain our leadership position as a supplier of products to OEMs and carriers. We intend to leverage our high quality, long-standing relationships with our customers to ensure that we are a provider of choice when our customers seek 3G products.

     - PURSUE STRATEGIC ACQUISITIONS. We have accelerated our growth in the wireless communications industry through strategic acquisitions of businesses and products that we have successfully integrated into our other businesses. To supplement our internal growth, we intend to continue to pursue acquisitions that provide us with new customers, products or services, geographic markets or technologies that complement our existing offerings.

RECENT DEVELOPMENTS

  Amendment to Revolving Credit Facility

     We recently entered into an amendment to our revolving credit facility, dated as of December 31, 2001, that modified the financial covenants contained therein to levels we believe could be achieved under current market conditions. The amendments permit us to maintain a higher leverage ratio, set lower benchmarks for earnings before interest, income taxes, depreciation and amortization, and establish lower minimum fixed charge coverage ratios over several time periods through mid- to late 2003. We also agreed to cause some of our domestic subsidiaries to guarantee our obligations under our revolving credit facility, to pledge some of the stock of our foreign subsidiaries and to place a mortgage on certain real estate owned by us. We entered into the amendment because of concerns regarding our ability to meet the financial covenants contained in our revolving credit facility.

     The amendment to our revolving credit facility also requires us to permanently reduce the commitment under that facility upon the consummation of this offering by an amount equal to the lesser of (i) 60% of the net proceeds of this offering or (ii) $30.0 million.

  Agreement with AT&T Wireless

     AT&T Wireless recently selected our GEOMETRIX wireless 911 caller location systems from our Grayson Wireless Division for installation in selected AT&T Wireless networks.

     The network-based GEOMETRIX systems are compatible with AT&T Wireless' TDMA (digital) and AMPS (analog) network technologies and customer handsets. AT&T Wireless has agreed to install the GEOMETRIX systems pursuant to the FCC's Phase II E 911 regulations. The system automatically locates and forwards the caller position information to public safety agencies that receive 911 calls.

     AT&T Wireless customers will be able to use their existing handsets and current 911 calling procedures. To maintain caller privacy, GEOMETRIX systems are designed to provide location information only when a caller initiates a 911 call.

     The GEOMETRIX system is intended to allow carriers to meet the FCC's Phase II requirements for most wireless E 911 callers. The GEOMETRIX system is the first Phase II-compliant wireless location system to be placed into commercial service, and to date remains the only Phase II-compliant system in service.

  Patent Litigation

     On December 11, 2001, a lawsuit was filed against us in the United States District Court for the District of Delaware by a competitor, TruePosition, Inc., and its subsidiary, KSI, Inc. The plaintiffs allege that we, through our Grayson Wireless Division, have infringed three patents in connection with our GEOMETRIX wireless geolocation business. The plaintiffs seek injunctive relief, compensatory and treble damages and attorneys' fees. In our answer filed on January 18, 2002, we have denied the plaintiffs' allegations and have asserted a counterclaim against the plaintiffs of infringement of one of our patents. We believe that we have meritorious defenses against the claims asserted by the plaintiffs and intend to vigorously defend the lawsuit. However, we cannot assure you that we will ultimately prevail in this action.

  Completion of Bartley R.F. Systems, Inc. Acquisition

     On December 18, 2001, we completed the acquisition of substantially all of the assets of Bartley R.F. Systems, Inc., headquartered in Amesbury, Massachusetts. Our current U.S. manufacturing facility for base station subsystems and components in Sparks, Nevada will be consolidated into Bartley's manufacturing facility for base station subsystems in Amesbury, Massachusetts. This consolidation is expected to be completed early in the second quarter of 2002 and is projected to result in annual cost savings of approximately $4.0 to $5.0 million. The acquisition is expected to be accretive to our earnings in its first full year. In connection with the acquisition, we recorded a reserve for restructuring costs, expected to approximate $2.3 million, in the fourth quarter of 2001.

     The consideration for the acquisition included issuance of 2,271,391 shares of our common stock and associated preferred stock purchase rights to Bartley R.F. Systems, Inc. We have registered the resale of those shares.

ABOUT US

     Allen Telecom was founded in 1928 as Allen Electric & Equipment Company. We have repositioned our business through a series of strategic acquisitions and divestitures during the 1990s and have been known as Allen Telecom Inc. since February 1997. Our common stock was first listed on the New York Stock Exchange in September 1971.

     Our executive offices are located at 25101 Chagrin Boulevard, Beachwood, Ohio 44122-5687, and our telephone number is (216) 765-5800.

     Allen Telecom, Antenna Specialists, Comsearch, Decibel, Extend-A-Cell, FOREM, GEOMETRIX, Grayson Wireless, MIKOM, On-Glass, Tekmar Sistemi and Telia are our trademarks, registered trademarks, service marks or registered service marks in the U.S. or other jurisdictions that are mentioned in this prospectus. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

Securities Offered............   1,000,000 shares of Series D      % convertible
                                 preferred stock, or 1,150,000 shares if the underwriters exercise their over-allotment option in full.

Dividends.....................   Annual dividends of $     per share, payable
                                 quarterly on each February 15, May 15, August
                                 15 and November 15, commencing        15, 2002,
                                 when, as and if declared by our board of directors. Dividends will be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable from the most recent quarterly dividend payment date or, in the case of the dividend payable on
                                        15, 2002, from the original issue date
                                 of the convertible preferred stock.

                                 Dividends may be paid in cash, common stock or a combination thereof. If we elect to pay any portion of a dividend in common stock, we will give notice of our election at least ten days in advance of the record date for the relevant dividend payment date. The number of shares of common stock deliverable per share of convertible preferred stock as a dividend payment shall be equal to the difference
                                 between $          and the amount of the cash
                                 dividend, if any, to be paid with respect to each share of convertible preferred stock, divided by 95% of the average closing price of our common stock for the 10 consecutive trading days ending on and including the fifth trading day before the dividend payment date. All shares of common stock distributed on any dividend payment date in payment of dividends on the convertible preferred stock will be freely transferable without restriction under the Securities Act.

                                 If our board does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that period and such undeclared or unpaid dividend will not accumulate, but the conversion ratio per share of convertible preferred stock described below under "-- Conversion Rights; Conversion Ratio" shall automatically increase on the dividend payment date on which such dividend would have been paid by 115% of the number of shares of common stock that we would have been required to issue as a stock dividend on each share of convertible preferred stock to pay the dividend for that quarterly dividend period in full. This automatic increase in the conversion ratio will occur each time our board does not declare a dividend or we fail to pay a dividend declared by our board for a quarterly dividend period, and such conversion ratio increases will accumulate until such time as you may elect to exercise your conversion option described below under "-- Conversion Rights; Conversion Ratio" or "-- Change of Control" or we mandatorily convert the outstanding shares of convertible preferred stock as described below under "-- Mandatory Conversion."

Liquidation Preference........   $50.00 per share.

Ranking.......................   The convertible preferred stock will, with
                                 respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

                                   - senior to our common stock, our Series C
                                     Junior Participating Preferred Stock and to each other class of our capital stock or series of preferred stock established by our board after the original issue date of the convertible preferred stock, the terms of which do not expressly provide that it ranks senior to or on parity with the convertible preferred stock;

                                   - on parity with any class of our capital
                                     stock or series of preferred stock
                                     established by our board after the original issue date of the convertible preferred stock, the terms of which expressly provide that it will rank on parity with the convertible preferred stock; and

                                   - junior to each class of our capital stock
                                     or series of preferred stock established by our board after the original issue date of the convertible preferred stock, the terms of which expressly provide that it will rank senior to the convertible preferred stock.

                                 All of our outstanding capital stock will rank junior to the convertible preferred stock. Our board of directors has authorized the issuance of up to 500,000 shares of Series C Junior Participating Preferred Stock in connection with our share purchase rights plan, but no such shares are outstanding, and we have no other preferred stock outstanding.

Mandatory Redemption..........   Subject to legal availability of funds, shares
                                 of convertible preferred stock are mandatorily
                                 redeemable by us for cash at their liquidation
                                 preference on February   , 2014, and not
                                 redeemable by us before that date.

Conversion Rights; Conversion
Ratio.........................   Shares of convertible preferred stock will be
                                 convertible at your option at any time into:

                                   -      shares of our common stock, which is
                                     calculated by dividing the liquidation
                                     preference per share of the convertible
                                     preferred stock, $50.00, by the conversion
                                     price, which is initially $     per share
                                     of common stock; plus

                                   - cash in lieu of any fractional share.

                                 We refer to the number of shares of common stock into which each share of convertible preferred stock may be converted at any time, based upon the prevailing conversion price, as the conversion ratio. The conversion ratio will automatically increase if our board does not declare a dividend or if we fail to pay a dividend declared by our board for any quarterly dividend period, as described above under "-- Dividends." We will furnish you written notice of any automatic increase in the conversion ratio, as described under "Description of the Convertible Preferred
                                 Stock -- Conversion Rights; Conversion Ratio."

                                 The conversion price is subject to adjustment upon the occurrence of certain change of control transactions or other events described in this prospectus. Any adjustment to the conversion price will result in a change in the conversion ratio.

                                 All shares of common stock distributed upon any conversion of the convertible preferred stock, at your election or mandatorily by us as described below, will be freely transferable without restriction under the Securities Act.

Mandatory Conversion..........   On or after February   , 2005, we may, at our
                                 option, cause each share of convertible
                                 preferred stock to be automatically converted into that number of shares of common stock equal to the then prevailing conversion ratio.
                                 We may exercise that conversion right if, for at least 20 trading days within any consecutive
                                 30-day trading period (including the last trading day of such period), the closing price of our common stock equals or exceeds 125% of the then prevailing conversion price of the convertible preferred stock.

                                 On or after February   , 2006, if there are
                                 less than 100,000 shares of the convertible preferred stock outstanding, we may, at our option, cause each outstanding share of convertible preferred stock to be automatically converted into the lesser of:

                                   - the number of shares of common stock equal
                                     to the then prevailing conversion ratio;
                                     and

                                   - the number of shares of common stock equal
                                     to the liquidation preference, $50.00,
                                     divided by the market value of the common stock (determined as described in this prospectus), plus the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared or unpaid dividends through the date of mandatory conversion.

Change of Control.............   Except as provided below, upon a change of
                                 control, you shall, in the event that the liquidation preference, $50.00, divided by the market value of our common stock (determined as described in this prospectus) at such time plus the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared or unpaid dividends is less than the then prevailing conversion ratio, have a one-time option to convert each share of convertible preferred stock held by you into a number of shares of common stock equal to the liquidation preference, $50.00, divided by an adjusted conversion price equal to the greater of:

                                   - the market value of the common stock
                                     (determined as described in this
                                     prospectus) as of the date of the change of control; and

                                   - $      , which is 66 2/3% of the recent
                                     common stock price set forth on the cover of this prospectus,

                                 plus, in either case, the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared or unpaid dividends through the change of control date.

                                 In lieu of converting the convertible preferred stock into shares of common stock in the event of a change of control, we may, at our option, redeem each share of convertible preferred stock for cash equal to the market value as of the change of control date multiplied by the number of the shares of common stock that would be issuable upon conversion of each share of convertible preferred stock as described in the preceding paragraph.

Voting Rights; Amendments.....   Except as required by Delaware law or our
                                 certificate of incorporation, which includes the certificate of designation for the convertible preferred stock, the holders of convertible preferred stock will have no voting rights. The affirmative consent of holders of at least 66 2/3% of the outstanding convertible preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation or by-laws that would materially affect the existing terms of the convertible preferred stock.

Use of Proceeds...............   The net proceeds to us from the sale of the
                                 convertible preferred stock in this offering
                                 are estimated to be $     million, after
                                 deducting discounts to the underwriters and the
                                 estimated expenses of the offering, or
                                 $          if the underwriters exercise the
                                 over-allotment option in full. We will use a portion of the net proceeds from this offering to repay a portion of the indebtedness outstanding under our revolving credit facility. We may also use a portion of the net proceeds from this offering for working capital and other corporate purposes, including capital expenditures, payment of interest or additional indebtedness, acquisitions of businesses or assets and investments.

Tax Consequences..............   Certain U.S. federal income tax considerations
                                 relevant to the purchase, ownership and
                                 disposition of our convertible preferred stock and common stock issued upon its conversion are described in "Certain United States Federal
                                 Income Tax Considerations." Prospective
                                 investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our convertible preferred stock and common stock issued upon its conversion in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws, including consequences resulting from the possibility that actual or constructive distributions on the convertible preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, in which case they would not be treated as dividends for U.S. federal income tax purposes.

Book-Entry, Delivery and
Form..........................   The Depository Trust Company, or DTC, will act
                                 as securities depositary for the convertible preferred stock. Initially, the convertible preferred stock will be represented only by one or more fully-registered global security certificates registered in the name of Cede &
                                 Co., the nominee of DTC, and deposited with DTC.

Trading.......................   Our common stock currently is quoted on the New
                                 York Stock Exchange and the Pacific Exchange under the symbol "ALN." We have not applied and do not intend to apply for the listing of the convertible preferred stock on any securities exchange.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below is derived from our consolidated financial statements. The summary consolidated financial data presented below for the nine-month periods ended September 30, 2000 and 2001 is derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the nine months ended September 30, 2001 should not be regarded as indicative of results for the full year. You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the notes thereto incorporated by reference in this prospectus. The information under "As Adjusted" in the Consolidated Balance Sheet Data below reflects the issuance of the convertible preferred stock offered in this offering and our receipt of
$          million of net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the use of a portion of such net proceeds to repay a portion of the indebtedness outstanding under our revolving credit facility.

                                                                              NINE MONTHS
                                          YEAR ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                     ---------------------------------   ---------------------
                                       1998        1999        2000        2000        2001
                                     ---------   ---------   ---------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS:
Sales..............................  $ 390,644   $ 336,213   $ 392,608   $ 285,724   $ 304,956
Cost of sales......................   (296,044)   (247,064)   (277,666)   (200,828)   (226,499)
                                     ---------   ---------   ---------   ---------   ---------
Gross profit.......................     94,600      89,149     114,942      84,896      78,457
Operating expenses:
  Selling, general and
     administrative expenses.......    (65,377)    (54,819)    (54,271)    (40,853)    (42,217)
  Research and development and
     product engineering costs.....    (30,742)    (27,946)    (25,442)    (19,491)    (19,978)
  Amortization of goodwill.........     (6,295)     (7,020)     (7,822)     (5,841)     (5,935)
                                     ---------   ---------   ---------   ---------   ---------
Operating income (loss)............     (7,814)       (636)     27,407      18,711      10,327
Other income, net..................      6,065       3,370          --          --          --
Net interest expense...............     (6,805)     (8,146)     (9,033)     (6,538)     (7,480)
                                     ---------   ---------   ---------   ---------   ---------
Income (loss) before taxes and
  minority interests...............     (8,554)     (5,412)     18,374      12,173       2,847
(Provision for) benefit from income
  taxes............................      5,310       1,844      (7,530)     (4,991)     (1,110)
Minority interests.................     (2,268)     (1,650)        (91)        (85)       (116)
                                     ---------   ---------   ---------   ---------   ---------
Income (loss) from continuing
  operations.......................     (5,512)     (5,218)     10,753       7,097       1,621
Discontinued operations -- gain
  (loss) on disposal of emission
  testing business.................     (4,710)      2,363       1,300       1,300          --
                                     ---------   ---------   ---------   ---------   ---------
Net income (loss)..................  $ (10,222)  $  (2,855)  $  12,053   $   8,397   $   1,621
                                     =========   =========   =========   =========   =========

                                                                              NINE MONTHS
                                          YEAR ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                     ---------------------------------   ---------------------
                                       1998        1999        2000        2000        2001
                                     ---------   ---------   ---------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic and diluted earnings (loss)
  per common share:
  Income (loss) from continuing
     operations....................  $   (0.21)  $   (0.19)  $    0.38   $    0.25   $    0.06
  Discontinued operations -- gain
     (loss) on disposal of emission
     testing business..............      (0.17)       0.09        0.05        0.05          --
                                     ---------   ---------   ---------   ---------   ---------
Net income (loss)..................  $   (0.38)  $   (0.10)  $    0.43   $    0.30   $    0.06
                                     =========   =========   =========   =========   =========
Weighted average shares outstanding
  Basic............................     27,220      27,480      27,820      27,800      27,970
  Diluted..........................     27,220      27,480      28,270      28,230      28,290

                                                                SEPTEMBER 30, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  6,446
Working capital.............................................   177,910
Total assets................................................   498,893
Total debt..................................................   160,395
Total stockholders' equity..................................   246,610

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table shows our unaudited ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.

                                    NINE MONTHS ENDED
    YEARS ENDED DECEMBER 31,        SEPTEMBER 30, 2001
--------------------------------   --------------------
1996   1997   1998   1999   2000   ACTUAL   AS ADJUSTED
----   ----   ----   ----   ----   ------   -----------
9.8x   8.3x    --     --    2.4x   1.3x

     The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing combined fixed charges and preferred stock dividends into earnings from continuing operations before income taxes and minority interests plus fixed charges. Fixed charges include interest expense, interest capitalized, amortization of debt issuance costs and the assumed interest component of lease rental expense.

     For the years ended December 31, 1998 and 1999 our earnings were insufficient to cover our combined fixed charges and preferred stock dividends by approximately $8,840,000 and $5,412,000, respectively.

                                  RISK FACTORS

     An investment in the convertible preferred stock involves significant risks. In addition to reviewing other information in this prospectus, you should carefully consider the following factors before deciding to purchase the convertible preferred stock. This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify forward-looking statements. Our actual results could differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. Except as required by law, we disclaim any obligation to update information contained in any forward-looking statement.

                         RISKS RELATED TO OUR BUSINESS

OUR DEPENDENCE ON A SMALL NUMBER OF CUSTOMERS COULD IMPACT OUR RESULTS.

     We generate a significant amount of our sales from a limited group of customers. For 2000, our top ten customers comprised 55.2% of our sales, with one customer accounting for 15.2% of our total sales. We anticipate that we will continue to generate significant sales from a relatively small group of customers. Although we have purchase contracts with many of our large customers, these customers are not obligated to purchase our products and can effectively cancel these contracts at any time. If any of these customers ceases to do business with us or cancels, reduces or delays orders or product purchases, our sales would be significantly reduced. We have in the past lost a significant amount of sales when a key customer delayed acceptance of our products, reduced product requirements or ceased purchasing our products. This risk is greater due to the trend of consolidation in the telecommunications industry. We and one or more of our competitors may each supply products to companies that have merged or will merge. Consolidations could result in purchasing decision delays by merged companies and/or our playing a lesser role in the supply of communications products to merged companies, and could have a material adverse effect on our business, results of operations and financial condition.

     Many of our components and subsystems must be custom designed for use in our customers' products. As a result, we must allocate our research and development efforts and manufacturing capacity among our customers and potential customers. We cannot be sure of the success of our customers' systems in the market. In addition, recently some of our carrier and original equipment manufacturer customers have experienced significant fluctuations in their stock prices or difficulties in obtaining financing. Many of our customers have recently extended their invoice payments and could continue to do so. If our customers are not successful, the length of time required to re-engineer and manufacture our products for another customer may delay our sales or prohibit us from getting our products to the marketplace in a timely manner or at all. In addition, any substantial or protracted delay in payments from our customers could materially adversely affect our cash flows and results of operations.

WE MAY BE MATERIALLY AND ADVERSELY AFFECTED BY REDUCTIONS IN SPENDING ON WIRELESS TELECOMMUNICATIONS INFRASTRUCTURE BY OUR CUSTOMERS.

     Our business is dependent on continued capital spending by our end-users, carriers. Continued constraints on their capital spending and the related reduction in OEM demand could affect our revenues more than we currently expect. The spending patterns of mobile carriers are very difficult to predict and can lead to volatile operating results. In addition, there can be no certainty of duration of industry adjustments and our business could be exposed to extended downturns in capital spending, which could lead to materially reduced financial performance.

THE MARKETS FOR OUR PRODUCTS AND SERVICES ARE HIGHLY COMPETITIVE.

     The wireless communications infrastructure markets are highly competitive and we expect competition to intensify. We compete with a number of companies, including large infrastructure manufacturers, original equipment manufacturers, systems integrators, base station subsystem suppliers, engineering carriers and new market entrants. One way to maximize market growth, enhance existing products and introduce new products in a competitive market is through acquisitions of companies or their assets, such as our recent acquisition of the assets of Bartley R.F. Systems, Inc., where advisable. These acquisitions may cause certain of our other competitors to enter into additional business combinations, to accelerate product development, or to engage in aggressive price reductions or other competitive practices, creating even more powerful or aggressive competitors. Many of our current and potential competitors have greater financial, technical, manufacturing and marketing resources than we have. Many of our current and potential competitors have also established, or may in the future establish, relationships with our current and potential customers. We may not be able to compete successfully against current and future competitors, including companies that develop and market new wireless communications products and services. These competitive pressures may result in price reductions, reduced gross margins, longer sales cycles, reduced sales and loss of customers.

CUSTOMER PRESSURE TO REDUCE PRICES AND LONG-TERM SUPPLY ARRANGEMENTS MAY CAUSE REDUCTIONS IN OUR SALES OR OUR PROFIT MARGINS.

     Many of our customers are under pressure to reduce the prices of their products or services, and, therefore, we expect to continue to experience pressure from our customers to reduce the prices of our products. Our customers frequently negotiate supply arrangements with us well in advance of delivery dates, requiring us to commit to price reductions before we can determine whether we can achieve the cost reductions assumed for the product. In many of our markets, average sales prices of established products have declined in the past. We anticipate that prices will continue to decline, which could negatively impact our sales and/or gross profit margins. Accordingly, to remain competitive, we believe that we must continue to develop product enhancements and new technologies that will either slow the price declines of our products or reduce the cost of producing and delivering our products. If we fail to do so, our results of operations and financial condition would be adversely affected.

IF WE DO NOT CORRECTLY ANTICIPATE DEMAND FOR OUR PRODUCTS AND SERVICES, WE MAY NOT BE ABLE TO ARRANGE COST EFFECTIVE PRODUCTION OF OUR PRODUCTS OR WE COULD HAVE COSTLY EXCESS INVENTORIES OR PRODUCTION.

     Historically, we have experienced broad fluctuations in demand for our products and services. The demand for our products and services depends on many factors and is difficult to predict. We expect that it will become more difficult to predict demand for specific products and services as we expand our portfolio of wireless communications products and services and as competition in the markets for our products and services intensifies.

     If demand increases beyond what we anticipate, we would have to rapidly arrange for increased production capacity. Rapid increases in production levels to meet unanticipated demand could result in higher costs or declining manufacturing yields, which could lower our profit margins. We also depend on a number of third-party manufacturers and suppliers to provide manufacturing services and necessary components, subsystems and raw materials. If these manufacturers and suppliers cannot provide, or are delayed in providing, the additional products or services, we may not be able to meet the unexpected demand on a timely basis. If we are unable to meet the demands of our customers on a timely basis, our results of operations would be adversely affected.

     If demand does not develop as much as anticipated, we could have excess inventories, which could reduce our cash flow and could lead to write-offs of some or all of the costs. In addition, lower than anticipated demand could also result in higher costs due to underutilization of our facilities and our personnel and those of our contract manufacturers. We currently have excess inventory for the base station subsystems and components product line. This excess inventory adversely affected our results for the nine months ended September 30, 2001 and could materially adversely affect results in future periods.

IF THE MARKETS FOR EXISTING AND EMERGING MOBILE WIRELESS COMMUNICATIONS, SUCH AS 3G AND E 911 PRODUCTS, DO NOT GROW OR DEVELOP, OUR RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED.

     The markets for mobile wireless communications have experienced significant growth in recent years. This growth, however, is dependent on the economic condition of the world and national markets, the availability and cost of capital and financing to carriers and the timing and level of purchases of both current and planned products and services. We cannot assure you that the markets for our products will continue to grow, that potential customers will adopt our products for integration with their wireless communications solutions or that we will be successful in independently establishing markets for our products.

     The success of our business depends on the capacity, affordability and reliability of the services provided by various carriers. Currently, a number of domestic and foreign carriers incorporate our products in their wireless networks. Growth in demand for these services may be limited if carriers fail to offer services and pricing that customers consider valuable, fail to maintain sufficient capacity to meet demand for wireless access, delay the expansion of their wireless networks and services, or fail to market their services effectively. New technologies may offer alternatives to wireless infrastructure systems. If any of these occurs, or if for any other reason the demand for wireless services fails to grow, our results of operations and financial condition would be adversely affected.

OUR BACKLOG MAY NOT RESULT IN SALES, AND SIGNIFICANT CUSTOMER CANCELLATIONS, DELAYS OR REDUCTIONS OF ORDERS COULD CAUSE OUR REVENUE AND PROFITABILITY TO DECLINE OR FLUCTUATE.

     Our backlog represents orders for products and services due to be provided within the next twelve months. As of September 30, 2001, our backlog was $89.5 million. Backlog is not necessarily indicative of future sales as our customers may cancel or defer orders, often without penalty. Nevertheless, we make a number of management decisions based on our backlog, including our purchase of materials, hiring of personnel and other matters that may increase our production capabilities and costs. Cancellations, delays or reductions of orders could cause us to hold excess inventory, which could reduce our profitability and restrict our ability to fund our operations. If customers cancel or delay product shipments, we may incur unanticipated reductions or delays in our revenue, adversely affecting our results of operations and financial condition.

FAILURE TO DEVELOP FUTURE BUSINESS OPPORTUNITIES MAY HAVE AN ADVERSE EFFECT ON OUR GROWTH POTENTIAL.

     We are pursuing a number of new business opportunities, including, for example, emerging markets for our 3G and E 911 products and services. Our ability to deploy and deliver these new products and services relies, in many instances, on unproven technology. We may not be able to successfully capitalize on these new business opportunities by effectively developing, refining and delivering new products and services to the market. In addition, the formation and ultimate success of these new markets, including the markets for our 3G and E 911 products, will require carriers and original equipment manufacturers to expend substantial capital on new systems and infrastructure. The availability and cost of capital to our carrier and original equipment manufacturer customers are, therefore, critical to the establishment and success of these new markets. There can be no assurance that the capital necessary to build out new systems and infrastructure will be available to our carrier or original equipment manufacturer customers on a timely basis, or at all. These, and other impediments to, or delays in, the development of these new markets would negatively impact our future business opportunities and future sales.

     With respect to E 911, changes or delays in the FCC's regulations could have an adverse effect on our future sales. Most carriers have sought or are seeking delays in and/or waivers for the FCC's implementation requirements and, in a number of cases, the FCC has granted waivers to carriers extending the implementation requirements. If the FCC grants additional waivers that have the effect of delaying additional E 911 geolocation implementation deadlines, or does not act at all, our ability to generate future sales from our E 911 geolocation products may be delayed or otherwise adversely affected. In addition, because the E 911 implementation deadlines are, in part, dependent on the carriers' receipt of requests from local public safety answering points, or PSAPs, such as local police or fire departments, future sales of our E 911 geolocation products may be delayed or otherwise adversely affected if these local PSAPs delay or fail to make such requests. Local PSAPs not inclined to implement, or to spend the required capital to implement, E 911 capabilities on their own systems may delay or fail to make E 911 implementation requests to carriers.

     In addition, if most carriers elect to comply with the FCC regulations by incorporating E 911 solutions that do not utilize our products, such as solutions based on changes in handsets, we may fail to generate significant sales or any sales from our E 911 initiative. Most carriers that originally elected a network E 911 solution have, in connection with their waiver requests, asked the FCC to permit them to implement a handset solution or other alternative solution instead. Although we have entered into contracts with AT&T Wireless and Verizon Wireless for the purchase of our network-based GEOMETRIX products, these contracts are requirements contracts under which we provide the carriers the equipment and services capable of meeting FCC requirements to the extent those carriers elect to satisfy those requirements using a network-based solution. If these carriers elect to satisfy their requirements using solutions other than network-based solutions, we will have limited revenues from those contracts. For example, under our contract with AT&T Wireless, a minimum purchase commitment is applicable through the end of 2002, but not thereafter.

     We cannot guarantee when or whether these new products or services will be widely introduced or fully implemented, that they will be successful when they are introduced or that customers will purchase the products or services offered. If these products or services are not successful or the costs associated with implementation and completion of the rollout of these products or services materially exceed those currently estimated by us, our results of operations and financial condition would be adversely affected.

WE COULD INCUR SUBSTANTIAL COSTS DEFENDING OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT OR A CLAIM OF INFRINGEMENT.

     Our success depends in part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. We may not be able to detect infringement and we, therefore, may lose our competitive position in the market. Intellectual property rights also may be unavailable or limited in some foreign countries. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products in some markets.

     We have been in the past, are currently and may be in the future a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. This litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. We cannot assure you that we will prevail in these matters. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop using the challenged intellectual property and refrain from selling our products or services that incorporate it;

     - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may increase our costs or not be available on reasonable terms, or at all; or

     - redesign those products or services that are based on or incorporate the challenged intellectual property.

     If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, which would harm our business and adversely affect our financial condition and results of operations.

     On December 11, 2001, a lawsuit was filed against us in the United States District Court for the District of Delaware by a competitor, TruePosition, Inc., and its subsidiary, KSI, Inc. The plaintiffs allege that we, through our Grayson Wireless Division, have infringed three patents in connection with our GEOMETRIX wireless geolocation business. The plaintiffs seek injunctive relief, compensatory and treble damages and attorneys' fees. In our answer filed on January 18, 2002, we have denied the plaintiffs' allegations and have asserted a counterclaim against the plaintiffs of infringement of one of our patents. We believe that we have meritorious defenses against the claims asserted by the plaintiffs, and intend to vigorously defend the lawsuit. However, we cannot assure you that we will ultimately prevail in this action. Whether we ultimately win or lose, litigation could be time-consuming and costly and injure our reputation. If the plaintiffs prevail in this action, we may be required to negotiate royalty or license agreements with respect to the patents at issue, and may not be able to enter into such agreements on acceptable terms. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses. We may also be required to indemnify our customers for any expenses or liabilities resulting from the claimed infringements. These potential costs and expenses, as well as the need to pay any damages awarded in favor of the plaintiffs, could adversely affect our results of operations and financial condition.

WE HAVE A DEFERRED TAX ASSET WHICH MAY NOT BE REALIZABLE.

     Through September 30, 2001, we have recorded a net deferred tax asset pertaining to the recognition of net operating loss carryforwards, net deductible temporary differences and tax credits in the amount of $38.1 million. These taxable losses generally may be carried forward for periods of up to 20 years and expire in the years between 2011 and 2021. We have not provided a valuation allowance relating to this asset as we believe it is more likely than not that we will realize the value of this asset. This determination is based upon our expectation that future U.S. operations will become sufficiently profitable to utilize these losses as well as various tax and business planning strategies. We cannot assure you that we will realize this asset or that a future valuation allowance will not be required. The failure to utilize this asset would adversely affect our results of operations and financial condition.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS, WHICH COULD ADVERSELY IMPACT OUR BUSINESS.

     At September 30, 2001, we had approximately $160.4 million of debt, including our senior term debt, our outstanding industrial revenue bonds and debt outstanding under our revolving credit facility. Those agreements each limit, but do not prohibit, the incurrence of additional indebtedness by us and our subsidiaries. We anticipate that we and our subsidiaries may incur substantial additional indebtedness in the future in connection with our business.

     The level of our and our subsidiaries' indebtedness could have important consequences to our investors including the following: (i) a substantial portion of our cash flow from operations, if any, must be dedicated to the payment of principal and interest on our indebtedness and other obligations, and will not be available for use in our business; (ii) the level of indebtedness and related cash debt service needs could limit our flexibility in planning for, or reacting to, changes in our business; (iii) we expect that we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and (iv) our high degree of indebtedness and related cash debt service needs will make us more vulnerable in the event of a downturn in our business.

WE MAY NOT BE ABLE TO MEET CERTAIN FINANCIAL COVENANTS IN THE INSTRUMENTS GOVERNING OUR INDEBTEDNESS.

     Our ability to meet the financial covenants relating to our indebtedness will depend, among other factors, on our financial condition, the restrictions contained in the instruments governing our indebtedness then outstanding and other factors beyond our control, including market conditions. We recently entered into an amendment to our revolving credit facility, dated as of December 31, 2001, that modified the financial covenants contained therein to levels we believe could be achieved under current market conditions. The amendments permit us to maintain a higher leverage ratio, set lower benchmarks for earnings before interest, income taxes, depreciation and amortization, and establish lower minimum fixed
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

charge coverage ratios over several time periods through mid- to late 2003. We also agreed to cause some of our domestic subsidiaries to guarantee our obligations under our revolving credit facility, to pledge some of the stock of our foreign subsidiaries, and to place a mortgage on certain real estate owned by us. We entered into the amendment because of concerns regarding our ability to meet the financial covenants contained in our revolving credit facility. Despite these amendments, we cannot assure you that we will continue to meet the financial covenants contained in our revolving credit facility or in the other instruments governing our indebtedness, which, among other things, will require that we improve our earnings above the levels we have recently been able to achieve. If we are unable to meet our obligations under the instruments governing our indebtedness, our lenders may be entitled to exercise remedies that could be disruptive to or have an adverse effect on our operations, such as the sale of valuable assets that secure our indebtedness.

WE DEPEND IN LARGE PART ON ORIGINAL EQUIPMENT MANUFACTURERS TO OUTSOURCE THEIR NEEDS FOR PRODUCTS THAT WE PRODUCE, AND WE ARE VULNERABLE IF THEY SHIFT TOWARDS DEVELOPING AND RELYING ON THEIR IN-HOUSE CAPABILITIES.

     Our future success depends largely upon the extent to which original equipment manufacturers elect to purchase components and subsystems from outside sources such as us. Original equipment manufacturers could develop greater internal capabilities and decide to manufacture these products in-house, rather than outsourcing them, which would harm our business and adversely affect our results of operations and financial condition. Currently, a few original equipment manufacturers utilize their captive manufacturing operations to produce some of their own base station components and subsystems, reducing the need to outsource such equipment needs.

THE MARKETS FOR OUR PRODUCTS ARE EXPERIENCING RAPID CHANGES IN TECHNOLOGY.

     We operate in markets characterized by rapidly changing technology and evolving customer specifications and industry standards. New products may quickly render an existing product obsolete and unmarketable. Our growth and future results of operations depend in part upon our ability to enhance existing products and introduce newly developed products on a timely basis that conform to prevailing and evolving industry standards, meet or exceed technological advances in the marketplace, meet changing customer specifications, achieve market acceptance and respond to our competitors' products.

     The process of developing such new products can be technologically challenging and requires the accurate anticipation of technological and market trends. We cannot assure you that we will be able to successfully introduce new products or do so on a timely basis. If we fail to develop new products that are appealing to our customers or fail to develop products on time and within budgeted amounts, we may be unable to recover our significant research and development costs, which would harm our business and adversely affect our results of operations and financial condition. We have in the past discontinued product development efforts for products that we were unable to successfully develop or introduce or that otherwise failed to gain market acceptance and, in turn, failed to recover our research and development costs.

IF WE CANNOT DELIVER QUALITY PRODUCTS IN A PROFITABLE AND TIMELY MANNER, OUR BUSINESS COULD BE HARMED AND OUR SALES AND PROFIT MARGINS MAY DECREASE.

     Our ability to generate future sales depends upon our ability to manufacture and supply products that meet defined specifications on a timely basis. If we incur higher costs than anticipated when we price our products, our gross margins on these products will decrease and may not be as profitable as expected. In addition, if we are unable to deliver our products as required by the terms of our product sales contracts, our customers may cancel these contracts. For example, if we cannot meet FCC specifications for performance of network-based E 911 geolocation solutions, AT&T Wireless may be able to terminate its contract with us. In that event, we might not recover costs that we incurred for research and development, sales and marketing, production and otherwise, and we may incur additional costs as contractual penalties. If we fail to meet a delivery deadline, or a customer determines that the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, or we
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

may be liable to pay damages to the customer. Failing to successfully manage these risks could adversely affect our results of operations and financial condition.

OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY CONTINUE TO BE ADVERSELY AFFECTED BY ADVERSE FOREIGN CURRENCY FLUCTUATIONS.

     We derive a significant portion of our revenues from foreign operations, primarily in Europe. In recent periods, the strong U.S. dollar relative to the Euro has negatively impacted reported sales and pretax income of our European operations, and the translated value on the balance sheet of our European subsidiaries. These effects could continue or worsen. In addition, as we expand our operations geographically, our results of operations and financial condition may be adversely affected by fluctuations in other currencies. We have not recently engaged in significant hedging activities relating to our non-U.S. dollar operations, and we could suffer future losses as a result of changes in currency exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Derivative Financial Instruments" and
"-- Quantitative and Qualitative Disclosures about Market Risk."

WE OPERATE A SIGNIFICANT PORTION OF OUR BUSINESS IN, AND PLAN TO EXPAND FURTHER INTO, MARKETS OUTSIDE THE U.S., WHICH SUBJECTS US TO ADDITIONAL BUSINESS RISKS.

     A significant portion of our business has been and will continue to be conducted in international markets. During 2000, sales generated from our customers located outside the U.S. accounted for 58.5% of our total sales. During the nine months ended September 30, 2001, sales generated from our customers located outside the U.S. accounted for 62.2% of our total sales. Conducting business internationally subjects us to a number of additional risks and uncertainties, including:

     - unexpected delays or changes in regulatory requirements;

     - difficulties and costs related to complying with a wide variety of complex foreign laws and treaties;

     - delays and expenses associated with tariffs and other trade barriers;

     - restrictions on and impediments to repatriation of our funds and our customers' ability to make payments to us;

     - political and economic instability;

     - difficulties and costs associated with staffing and managing international operations and implementing, maintaining and improving financial controls;

     - greater dependence upon independent sales representatives and other indirect resellers who may not be as effective and reliable as our employees;

     - inadequate or uncertain protection of intellectual property in foreign countries;

     - increased difficulty in collecting accounts receivable; and

     - adverse tax consequences.

     Some of these factors may restrict our ability to continue expanding into international markets or adversely affect our results of operations.

OUR LENGTHY AND VARIABLE SALES AND DEVELOPMENT CYCLE MAKES IT DIFFICULT FOR US TO PREDICT IF AND WHEN A SALE CAN BE MADE AND COULD LEAD TO OPERATING DIFFICULTIES AND CASH FLOW PROBLEMS.

     Our sales and development cycle, which is the period from the generation of a sales lead or new product idea through the development of the product and the recording of sales, could be as long as several years, making it very difficult to forecast sales and results of operations. Our inability to accurately predict the timing and magnitude of sales of our products could affect our ability to meet our customers' product delivery requirements, or cause our results of operations to suffer if we incur expenses in a particular period that do not translate into sales during that period, or at all. In addition, these failures

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

would make it difficult to plan future capital expenditure needs and could cause us to fail to meet our cash flow requirements. These problems could adversely affect our results of operations and financial condition.

OUR DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS TO DELIVER KEY COMPONENTS AND PROVIDE CRITICAL MANUFACTURING SERVICES MAY AFFECT OUR ABILITY TO DELIVER PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER, WHICH MAY RESULT IN LOST SALES AND DAMAGE TO OUR REPUTATION.

     We rely on outside suppliers and contract manufacturers that, in some instances, are single or limited sources for key components or services that we need to produce our products. If we lose one or more of these sources, we could be delayed in, or prevented from, delivering our products to our customers and our customer relations and business could suffer. If manufacturing or supply delays or shortages of certain key components or services occur, we could experience an interruption in production until we are able to locate alternative sources.

     Other risks relating to our reliance on contract manufacturers and on limited suppliers include reduced control over production costs, delivery schedules and quality of materials. The inability to obtain timely deliveries of acceptable quality materials, or any other circumstances that would require us to seek alternative contract manufacturers or suppliers, could adversely affect our ability to deliver products to our customers. In addition, if our contract manufacturers or suppliers increase prices, we may suffer losses if we are unable to recover such additional costs from our customers.

OUR QUARTERLY RESULTS OF OPERATIONS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND WE EXPECT THESE FLUCTUATIONS TO CONTINUE. IF OUR RESULTS ARE WORSE THAN EXPECTED, OUR STOCK PRICE COULD SUFFER.

     Our quarterly sales and results of operations have varied and are likely to continue to vary significantly for various reasons, including: (i) the timing, cancellation or rescheduling of customer orders or shipments; (ii) changing customer estimates for product requirements; (iii) the pricing and mix of products sold; (iv) the introduction of new products; (v) our ability to obtain manufacturing services and components from our contract manufacturers and raw materials from our suppliers; and (vi) variations in manufacturing efficiencies. In addition, we expect our results will fluctuate because of the seasonality of sales and shipments, with less activity in the winter months due to the impact of inclement weather conditions on infrastructure build out and product installations. As a result, our quarterly results of operations may be below the expectations of market analysts and investors. If this occurs, our stock price could suffer.

IF WE LOSE KEY PERSONNEL WE MAY NOT BE SUCCESSFUL.

     Our success depends upon the continuing contributions of our key management, research, product development, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. We have not entered into employment agreements with many of our key officers and managers.

INTENSE COMPETITION FOR EXPERIENCED ENGINEERS AND OTHER TECHNICAL PERSONNEL MAY AFFECT OUR ABILITY TO SUSTAIN OUR GROWTH EXPECTATIONS.

     We depend on, and must attract and retain, competent personnel in all areas of our business, especially our qualified engineers and other technically proficient personnel. We believe that our engineers and other technical personnel are in high demand. We may not be able to hire and retain personnel at compensation levels consistent with our existing structure. If we are unable to retain a sufficient number of engineering and technical personnel, we may be unable to support the growth of our business and, as a result, our results of operations may suffer.

WE MAY ENCOUNTER DIFFICULTIES IN ACQUIRING AND EFFECTIVELY INTEGRATING
BUSINESSES.

     As part of our business strategy, we will continue to identify and evaluate acquisition opportunities that we believe would complement our business. Historically, we have acquired a number of businesses integral to our success. The process of identifying and completing potential acquisitions is, however, very

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

challenging and competitive. We cannot assure you that we will be successful in consummating our future acquisition efforts.

     Acquisitions we attempt to make or are successful in making will be accompanied by the risks commonly encountered in acquisitions of businesses, which include, among other things:

     - the expenditure of time, attention and funds on potential acquisitions that are not consummated;

     - higher than anticipated acquisition costs and expenses;

     - the difficulty and expense of assimilating the operations and personnel of the businesses, especially if the acquired operations are geographically distant;

     - the potential disruption of our ongoing business and diversion of management time and attention;

     - a failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

     - difficulties in adopting and maintaining uniform standards, controls, procedures and policies;

     - the loss of key employees and customers as a result of changes in management;

     - the potential exposure to unknown liabilities of acquired companies; and

     - the possible dilution to our stockholders.

     We recently acquired substantially all of the assets of Bartley R.F. Systems, Inc. We could incur costs greater than anticipated and have difficulty assimilating or retaining Bartley R.F. Systems, Inc.'s, or any other acquired companies', personnel or integrating their operations or services into our organization, which could disrupt our ongoing business, distract our management and employees and reduce or eliminate the financial or strategic benefits that we sought to achieve through the acquisition and, therefore, threaten our future growth.

     We may not be successful in overcoming these risks or any other problems encountered in connection with any of our acquisitions. We may make a strategic acquisition with anticipated long-term benefits even though the transaction may adversely affect our short-term profitability. The completion of this type of acquisition in the future would negatively affect our short-term profitability and may cause a decline in our stock price.

OUR PRODUCTS ARE DEPLOYED IN COMPLEX NETWORKS AND MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER DEPLOYMENT.

     Our products are highly complex, designed to be deployed in complicated communications networks and may contain undetected defects, errors or failures. Although our products are generally tested during manufacturing, prior to deployment, they can only be fully tested when deployed in commercial networks. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in installation delays, product returns, termination of contracts with our customers, diversion of our resources, increased service and warranty costs, legal actions by our customers, increased insurance costs and other losses to us or to our customers or end-users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and could damage our reputation. In addition, if our products are determined to be defective, or malfunction and cause loss of service or property damage and this malfunction is determined to be caused by our products, we could be held liable for the resulting damages in a lawsuit. Any of these occurrences could adversely affect our results of operations and financial condition.

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

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD BE HARMED.

     The challenges associated with managing our growth may place a strain on our planning and management capabilities. To manage our expected growth of operations and personnel, we will need to:

     - manage new customer relationships, manufacturing facilities and operations in new countries;

     - improve financial and operational controls, as well as our reporting systems and procedures;

     - upgrade existing or install new management information systems; and

     - hire, train, motivate and manage our sales and marketing, engineering, technical, manufacturing, finance and customer service employees.

FOREIGN AND DOMESTIC FEDERAL, STATE AND LOCAL COMMUNICATIONS LEGISLATION AND REGULATION MAY NEGATIVELY IMPACT OUR BUSINESS AND GROWTH.

     Some of our products are regulated domestically by the FCC and internationally by other government agencies, or incorporated into wireless communications systems that are similarly regulated. Regulatory changes, including changes in the allocation of available frequency spectrum, changes in planning and zoning approvals for cell site construction, changes in regulations that govern radiation emissions from wireless communications systems, or changes in regulations pertaining to the accuracy of E 911 network-based geolocation solutions could negatively affect our business by restricting development and deployment efforts by our customers, making our current products obsolete or increasing the opportunity for additional competition. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products. It is difficult to predict future legislation and regulation. Our sales would be adversely affected if our products fail to comply with applicable domestic and international regulations.

     Delays inherent in the governmental licensing and approval process have in the past caused, and may in the future cause, cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays may have a negative impact on the sale of our products to these customers.

     The impact of regulation on some aspects of our business is uncertain. For instance, the success of our E 911 geolocation initiative is largely dependent on the scope and timing of the FCC's E 911 regulations, rulings, waivers and responses to requests for waivers. Likewise, the success of our 3G products and services is largely dependent on spectrum availability and licensing for 3G wireless networks. The U.S. and some other major countries may not license 3G frequencies for several years. Also, there may be changes or delays in applicable regulations, rulings and responses to requests for waivers that could adversely affect our E 911 and 3G opportunities.

     In addition, legislation has been adopted or proposed in some state and local legislative bodies to restrict or prohibit the use of wireless phones while driving motor vehicles. If laws are passed prohibiting or restricting the use of wireless phones while driving, they could have the effect of reducing subscriber usage, which could cause an adverse effect on the demand for wireless services and a corresponding adverse effect on our results of operations.

CONCERNS ABOUT ALLEGED HEALTH RISKS RELATING TO RADIO FREQUENCY EMISSIONS MAY AFFECT OUR BUSINESS.

     Media reports and some studies have suggested that radio frequency emissions from wireless handsets and cell sites may be associated with various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against participants in the wireless industry alleging various adverse health consequences as a result of wireless equipment emissions. If consumers' health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry.

     These concerns have recently received increased focus, as demonstrated by the adoption in July 2000 by the Cellular Telecommunications & Internet Association, the leading trade group of domestic carriers, of a policy requiring handset manufacturers to disclose emission levels. Additional studies of radio frequency emissions are ongoing. The ultimate findings of these studies will not be known until they are completed and made public. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATION, WHICH COULD NEGATIVELY IMPACT OUR BUSINESS.

     We are subject to a variety of national, state, local and foreign laws, rules and regulations related to the discharge and disposal of toxic, volatile and other hazardous chemicals used in our manufacturing process. Our failure to comply with present or future regulations could result in fines being imposed on us, suspension of our production or a cessation of our operations. The regulations could require us to acquire significant equipment or to incur substantial expenses in order to comply with environmental regulations. Any past or future failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to future liabilities and could cause our business, results of operations and financial condition to suffer. In addition, under some environmental laws and regulations we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination.

OUR RIGHTS PLAN AND CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Certain provisions of our rights plan, together with certain provisions of our certificate of incorporation, our bylaws and Delaware law, may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. The existence of these provisions may adversely affect the marketability and market price of the convertible preferred stock or our common stock.

                        RISKS RELATING TO THIS OFFERING

WE MAY BE RESTRICTED FROM PAYING DIVIDENDS ON THE CONVERTIBLE PREFERRED STOCK OR, IN THE EVENT OUR BOARD DOES NOT DECLARE OR WE DO NOT PAY A DIVIDEND, WE MAY BE RESTRICTED FROM INCREASING THE CONVERSION RATIO.

     The terms of the instruments governing our indebtedness could restrict our ability to pay cash dividends on the convertible preferred stock. Our ability to pay cash dividends on our convertible preferred stock will depend on our meeting certain financial criteria. See "Description of Convertible Preferred
Stock -- Dividends" and "Description of Certain Indebtedness and Capital Stock" for a more detailed discussion of the provisions that currently restrict our ability to pay cash dividends on our convertible preferred stock. Even if the terms of the instruments governing our indebtedness and convertible preferred stock allow us to pay dividends on the convertible preferred stock, under Delaware law, we are permitted to pay dividends only from our "surplus," which is the excess of our total assets over the sum of our liabilities plus the par value of our outstanding capital stock, or if we have no surplus, out of our net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. We cannot assure you that we will have any surplus or net profits so that we will be able to pay dividends on the convertible preferred stock. In addition, if an automatic increase in the conversion ratio in respect of an undeclared or unpaid dividend is deemed to be a constructive dividend for purposes of Delaware law, we may be able to automatically increase the conversion ratio in respect of an undeclared or unpaid dividend only at such times as the requirements of Delaware law with respect to the declaration of dividends, discussed above, have been satisfied.

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

OUR ABILITY TO ISSUE PARITY PREFERRED STOCK IN THE FUTURE COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF CONVERTIBLE PREFERRED STOCK AND OUR COMMON STOCK.

     Our second restated certificate of incorporation authorizes us to issue up to 3,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may authorize, increase the authorized amount of or issue any shares of any series of preferred stock that would rank senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, although we would need the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock to do so. We would not need that vote or consent to authorize, increase the authorized amount of or issue any series of preferred stock that ranks on a parity with or junior to the convertible preferred stock as to such rights. In addition, the terms of the convertible preferred stock provide that we may declare and pay stock dividends on parity preferred stock and junior classes of stock even if dividends are not declared and paid on the convertible preferred stock. Our future issuance of preferred stock could therefore effectively diminish or supersede dividends on and the liquidation preference of the convertible preferred stock and adversely affect our common stock.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Substantially all of our currently outstanding shares of common stock have been registered for sale under the Securities Act or are eligible for sale under an exemption from the registration requirements. In addition, we recently registered for resale the shares of common stock that we issued in connection with the acquisition of substantially all of the assets of Bartley R.F. Systems, Inc. Further, as of September 30, 2001, there were outstanding options and warrants to purchase approximately 3,258,151 shares of our common stock. More options will be granted in the future under our employee benefit plans. Additionally, we may in the future issue warrants exercisable for our common stock or additional series of preferred stock that is convertible into or exchangeable for our common stock. The shares of common stock issuable upon conversion of or that may be issued as dividends on the convertible preferred stock will also be freely tradable. Sales or the expectation of sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

YOUR RIGHT TO RECEIVE LIQUIDATION AND DIVIDEND PAYMENTS ON THE CONVERTIBLE PREFERRED STOCK IS JUNIOR TO OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS AND TO ALL OF THE LIABILITIES OF OUR SUBSIDIARIES AND ANY SENIOR STOCK WE MAY ISSUE IN THE FUTURE.

     With respect to dividend rights or rights upon our liquidation, winding-up or dissolution, the convertible preferred stock will rank junior to all present and future indebtedness and other payment obligations of ours and of our subsidiaries and all future Senior Stock (as defined under "Description of the Convertible Preferred Stock -- Ranking; Amendments"), on parity with all future capital stock designated as on parity, and senior to our Series C Junior Participating Preferred Stock and all classes of our common stock. Further, the claims of creditors of our subsidiaries will be effectively senior to all payments, including liquidation and dividend payments on the convertible preferred stock. As of September 30, 2001, after giving effect to the repayment
of approximately $          from the net proceeds of this offering, we would
have had approximately $   million of indebtedness and other liabilities
(including capitalized lease obligations and trade payables of our subsidiaries), all of which would have been senior in right of payment to the convertible preferred stock. In the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay obligations on the convertible preferred stock only after all of our indebtedness and all Senior Stock, if any, has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the convertible preferred stock then outstanding and any preferred stock ranking on parity with the convertible preferred stock. See "Description of the Convertible Preferred Stock -- Ranking; Amendments."

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

A SIGNIFICANT PORTION OF OUR ASSETS IS THE STOCK OF OUR SUBSIDIARIES AND WE ARE PARTIALLY DEPENDENT ON OUR SUBSIDIARIES TO GENERATE THE FUNDS NEEDED TO OPERATE OUR BUSINESS.

     A significant portion of our assets consists of the stock of our subsidiaries. We may have to rely upon dividends and other payments from our subsidiaries to generate the funds necessary to make dividend payments, if any, on the convertible preferred stock and to redeem the convertible preferred stock. Our subsidiaries, however, are legally distinct from us and have no obligation to pay amounts due pursuant to the convertible preferred stock. The ability of our subsidiaries to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiaries' indebtedness and applicable state or foreign laws.

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE CONVERTIBLE PREFERRED STOCK.

     There has been no market for the convertible preferred stock prior to this offering and we have not and do not intend to apply for the listing of the convertible preferred stock on any securities exchange. We have been informed by the underwriters that one or more of them intend to make a market in the convertible preferred stock after this offering is completed. They are not, however, obligated to do so and may cease their market-making activities at any time. In addition, the liquidity of any trading market in the convertible preferred stock, and the market price quoted for the convertible preferred stock, may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, changes in the price of our common stock or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the convertible preferred stock, or, if one develops, that the convertible preferred stock will trade at prices higher than the initial offering price.

OUR COMMON STOCK PRICE MAY BE VOLATILE, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE.

     The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

     - quarterly variations in our results of operations;

     - changes in sales or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community about our business or the wireless communications industry generally;

     - changes in market valuations of similar companies and stock market price and volume fluctuations generally;

     - strategic actions by us or our competitors such as acquisitions or restructurings;

     - regulatory developments;

     - additions or departures of key personnel;

     - general market conditions; and

     - domestic and international economic, market and currency factors unrelated to our performance.

     The stock markets in general, and the markets for technology and technology-related stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

DISTRIBUTIONS ON THE CONVERTIBLE PREFERRED STOCK MAY HAVE DISADVANTAGEOUS TAX CONSEQUENCES TO HOLDERS.

     Distributions on the convertible preferred stock will be taxable for U.S. federal income tax purposes as ordinary dividend income (and eligible for the dividends-received deduction for certain U.S. corporate holders) only to the extent paid out of our current or accumulated earnings and profits as determined for federal income tax purposes and otherwise will be treated in the manner described under "Certain United States Federal Income Tax Considerations -- Tax Considerations for U.S. Holders of Convertible Preferred Stock -- Dividends to Corporate Holders." However, we do not currently have accumulated earnings and profits and cannot accurately predict at what point we will have current or accumulated earnings and profits. Absent current or accumulated earnings and profits, distributions on the convertible preferred stock will constitute tax-free returns of capital to the extent of the holder's tax basis in the convertible preferred stock and thereafter capital gain and will not be eligible for the dividends-received deduction.

UPON MANDATORY REDEMPTION OR LIQUIDATION, YOU WILL NOT BE COMPENSATED FOR ACCUMULATED INCREASES IN THE CONVERSION RATIO IN RESPECT OF UNDECLARED OR UNPAID DIVIDENDS.

     Upon mandatory redemption or liquidation, you will be entitled, subject to availability of funds, to receive cash equal to the liquidation preference, $50.00, for each share of convertible preferred stock held by you. If your shares of convertible preferred stock have not been converted into common stock at your election or mandatorily by us prior to the date of mandatory redemption or liquidation, as applicable, then upon mandatory redemption or liquidation, you will not be entitled to receive any additional amount to compensate you for accumulated increases in the conversion ratio in respect of undeclared or unpaid dividends through the date of mandatory redemption or liquidation.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as "could," "future," "may," "hope," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. Forward-looking statements are only predictions and actual events or results may differ materially. In evaluating the risks and uncertainties of forward-looking statements, you should specifically consider various factors, including the risks described in "Risk Factors" and other parts of this prospectus and the documents incorporated by reference.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise provided by law, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to our actual results or to changes in our operations.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the convertible preferred stock in
this offering are estimated to be $     million, or $     if the underwriters
exercise the over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will use a portion of the net proceeds from this offering to repay a portion of the outstanding indebtedness under our revolving credit facility. We also may use a portion of the net proceeds from this offering for working capital and other corporate purposes, including capital expenditures, payment of interest or additional indebtedness, acquisitions of businesses or assets and investments.

     Approximately $65.2 million was outstanding under our revolving credit facility, bearing interest at an average annual rate of 5.4%, as of September 30, 2001. Our revolving credit facility matures on December 31, 2003. Our revolving credit facility provides for revolving loans of up to $105.0 million, subject to reduction upon consummation of this offering by the lesser of $30.0 million or 60% of the net proceeds from this offering. Consequently, the $105.0 million revolving credit facility would be reduced to approximately $ million as a result of this offering.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock has been traded on the New York Stock Exchange since September 1971 under the symbol "ALN." Our common stock is also listed on the Pacific Exchange. The following table sets forth, for the periods indicated, the range of high and low closing sale prices of our common stock as reported by the Dow Jones Composite, which includes the New York Stock Exchange, the American Stock Exchange and all regional markets.

                                                               HIGH     LOW
                                                              ------   ------
YEAR ENDED DECEMBER 31, 2000:
  First Quarter.............................................  $19.94   $10.56
  Second Quarter............................................   20.00    12.88
  Third Quarter.............................................   21.94    15.69
  Fourth Quarter............................................   24.00    14.13
YEAR ENDED DECEMBER 31, 2001:
  First Quarter.............................................  $21.75   $12.81
  Second Quarter............................................   15.00    10.95
  Third Quarter.............................................   14.00     6.75
  Fourth Quarter............................................    9.64     7.05
YEAR ENDING DECEMBER 31, 2002:
  First Quarter (through February 12, 2002).................  $ 9.91   $ 7.41

     On February 12, 2002, the last reported sale price on the New York Stock Exchange for our common stock was $8.79 per share. On February 12, 2002, there were approximately 1,654 holders of record of our common stock.

                                DIVIDEND POLICY

     Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not declared cash dividends on our common stock since September 1995. Dividends on the convertible preferred stock are payable when, as and if declared, in cash, common stock or a combination thereof. If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that period and such undeclared or unpaid dividend will not accumulate, but the conversion ratio per share of convertible preferred stock shall automatically increase on the dividend payment date on which such dividend would have been paid by 115% of the number of shares of common stock that we would have been required to issue as a stock dividend on each share of convertible preferred stock to pay the dividend for that quarterly period in full. This automatic increase in the conversion ratio will occur each time our board does not declare a dividend or we fail to pay a dividend declared by our board for a quarterly dividend period, and such conversion ratio increases will accumulate until such time as you may elect to exercise your conversion option or we mandatorily convert the outstanding shares of convertible preferred stock. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects and other factors our board of directors may deem relevant. In addition, our debt agreements restrict, under limited circumstances, our ability to pay cash dividends without the bank's consent. Further, our ability to pay cash dividends may be dependent, in part, on our subsidiaries' ability to make cash dividends and other payments to us. See "Risk Factors -- Risks Relating to This Offering -- We may be restricted from paying dividends on the convertible preferred stock or, in the event our board does not declare or we do not pay a dividend, we may be restricted from increasing the conversion ratio."

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of September 30, 2001. Our capitalization is presented on an actual basis and on an as adjusted basis. The as adjusted presentation gives effect to our receipt of $ million of net proceeds after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the use of a portion of such net proceeds to repay a portion of the indebtedness outstanding under our revolving credit facility.

                                                                     AS OF
                                                               SEPTEMBER 30, 2001
                                                              --------------------
                                                                             AS
                                                               ACTUAL     ADJUSTED
                                                              --------    --------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................  $  6,446       $
                                                              ========
Notes payable and current maturities of long-term debt......  $ 11,229       $
                                                              --------
Long-term debt..............................................  $149,166       $
                                                              --------
Stockholders' equity:
  Series D    % Convertible Preferred Stock, without par
     value, authorized --             shares; issued and
     outstanding --             shares (as adjusted)........  $     --       $
  Common stock, par value $1.00, authorized -- 50,000
     shares; issued -- 30,216, outstanding -- 28,123........    30,216
  Paid-in capital...........................................   185,066
  Retained earnings.........................................    73,120
  Accumulated other comprehensive loss......................   (24,978)
  Less: Treasury stock -- common shares at cost -- 2,093....   (15,480)
  Less: Unearned compensation...............................    (1,334)
                                                              --------
Total stockholders' equity..................................  $246,610       $
                                                              --------
     Total capitalization...................................  $407,005       $
                                                              ========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included on pages F-4 to F-27 and with our condensed consolidated financial statements and notes thereto included on pages F-28 to F-36 of this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ from those anticipated in the forward-looking statements. In evaluating the risks and uncertainties of forward-looking statements, you should specifically consider various factors, including the risks described in the section captioned "Risk Factors," and those described in other parts of this prospectus and the documents incorporated by reference. Additional information relating to forward-looking statements is included in the section captioned "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We design, manufacture and market wireless communications infrastructure equipment and provide wireless engineering and consulting services for the global wireless communications markets. Our products and services improve the capacity, coverage and performance of wireless networks, including emerging 3G networks. As part of our commitment to our customers' evolving needs, we have also developed new products for E 911 geolocation and other emerging wireless equipment markets such as next generation power amplifiers. Our products and services serve all major wireless standards and frequencies.

     We were founded in 1928 as Allen Electric & Equipment Company and have been listed on the New York Stock Exchange since September 1971. We repositioned our business through a series of strategic acquisitions and divestitures during the 1990s and have been known as Allen Telecom Inc. since February 1997.

     Sales. Our sales are derived primarily from wireless infrastructure equipment and engineering services provided to wireless communications original equipment manufacturers, or OEMs, and carriers. We make the majority of our communications equipment sales pursuant to orders received under master purchase agreements or specific purchase contracts, and our wireless engineering services are typically provided on the basis of time and materials or specific service contracts. Sales are recorded at the time products are shipped or services are performed.

     We derive a significant portion of our sales from some of the world's largest carriers and OEMs. Our top 10 customers accounted for 34.2%, 47.7% and 55.2% of total sales in 1998, 1999 and 2000, respectively. Nortel Networks Corporation, our largest customer, accounted for 15.2% of total sales in 2000. No customer accounted for more than 10% of our total sales in 1998 or 1999, and Nortel Networks Corporation was our only customer to account for more than 10% in 2000.

     We manufacture, distribute and market our products to the following geographic regions: Asia, Australia, Europe, Latin America and North America. International sales constituted approximately 57% to 59% of total sales for each of the last three years and 62.2% of total sales for the first nine months of 2001. We expect international sales as a percentage of total sales to increase over the next several years as we benefit from the expected build out of 3G wireless networks, primarily in Europe. Export sales from the U.S. are primarily to major carriers and are typically payable in U.S. dollars. European-based sales are to major OEMs and carriers, and are typically denominated in Euros. As a result of our international position, we are subject to foreign currency translation fluctuations that impact the amount of sales we report in U.S. dollars for financial reporting purposes. Other than these translation effects, we do not believe that such currency fluctuations have significantly impacted our competitive position or our sales to domestic or international customers for either our U.S. or international operations.

     Our historical sales have reflected seasonal fluctuations due to the effect of less infrastructure build out and product installations in the winter months, primarily as a result of the impact of inclement weather conditions.

     We report our sales in two segments, Wireless Communications Equipment and Wireless Engineering and Consulting Services. Our Wireless Communications Equipment segment consists of four product lines. The following table sets forth our sales by segments and product lines:

                                                                                           NINE MONTHS
                                          YEAR ENDED DECEMBER 31,                      ENDED SEPTEMBER 30,
                              ------------------------------------------------   -------------------------------
SALES TO EXTERNAL CUSTOMERS        1998             1999             2000             2000             2001
---------------------------   --------------   --------------   --------------   --------------   --------------
                                                                 ($ MILLIONS)
Wireless Communications
  Equipment:
  Base Station Subsystems
    and Components..........  $184.5    47.2%  $143.3    42.6%  $190.9    48.6%  $137.9    48.3%  $152.2    49.9%
  Repeaters and In-Building
    Coverage Products.......    92.7    23.8%    93.5    27.8%    78.8    20.1%    58.3    20.4%    66.7    21.9%
  Base Station and Mobile
    Antennas................    86.0    22.0%    76.8    22.9%    97.8    24.9%    70.1    24.5%    66.8    21.9%
  Geolocation Products......      --      --       --      --       --      --       --      --      2.4     0.8%
                              ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
    Total Wireless
      Communications
      Equipment.............   363.2    93.0%   313.6    93.3%   367.5    93.6%   266.3    93.2%   288.1    94.5%
Wireless Engineering and
  Consulting Services.......    27.4     7.0%    22.6     6.7%    25.1     6.4%    19.4     6.8%    16.9     5.5%
                              ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
    Total Sales.............  $390.6   100.0%  $336.2   100.0%  $392.6   100.0%  $285.7   100.0%  $305.0   100.0%
                              ======   =====   ======   =====   ======   =====   ======   =====   ======   =====

     Backlog. Backlog includes all purchase orders and contracts for products and services with requested delivery dates within one year. Generally, purchase orders are subject to cancellation at the request of the customer. Cancelled orders are, in some instances, subject to cancellation or restocking charges payable to us.

     Cost of Sales. Cost of sales consists primarily of: (i) direct material costs of production components; (ii) production salaries, wages and employee benefits; (iii) fees paid to contract manufacturers; (iv) costs of our manufacturing facilities, including rent, depreciation, utilities, maintenance and insurance; and (v) indirect supervisory manufacturing salaries, wages and employee benefits.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses generally include salaries, wages, commissions, employee benefits, travel and entertainment, communications, third party professional fees and a portion of facility expenses related to sales and administrative activities.

     Research and Development and Product Engineering Costs. Research and development and product engineering costs relate to our engineering and technical operations and include salaries, wages, employee benefits, test equipment, test labs, third party contract research, prototype expenses and related facility expenses. Over the last three years, we have invested a significant portion of our research and development resources in our new initiatives, including products for emerging 3G networks, E 911 geolocation products and next generation power amplifiers.

     Other Income, Net. Other income, net principally includes non-recurring gains and losses relating to the sale of investments.

     Income Taxes. We operate our business in 19 countries and accrue and pay income taxes in each of those countries in accordance with each country's tax rates and rules.

     Reporting Matter. In order to facilitate the timely preparation of our financial statements on a consolidated basis, we historically have included the results of our principal European operations on a two-month delayed basis. Effective January 1, 2001, such European operations changed their fiscal year-end from October 31 to December 31, consistent with the balance of our operations. The results of operations for these European operations for November and December 2000 were recorded directly to retained earnings in the first quarter of 2001. This change in the reporting period did not have a significant effect on our consolidated results of operations.

RESULTS OF OPERATIONS

     The following table sets forth our consolidated results of operations as a percentage of sales for the periods shown:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                         YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                         ------------------------   -------------
                                                          1998     1999     2000    2000    2001
                                                         ------   ------   ------   -----   -----
Sales..................................................  100.0%   100.0%   100.0%   100.0%  100.0%
Cost of sales..........................................   75.8     73.5     70.7     70.3    74.3
                                                         -----    -----    -----    -----   -----
  Gross profit.........................................   24.2     26.5     29.3     29.7    25.7
Operating expenses:
  Selling, general and administrative expenses.........   16.7     16.3     13.8     14.3    13.8
  Research and development and product engineering
     costs.............................................    7.9      8.3      6.5      6.8     6.6
  Amortization of goodwill.............................    1.6      2.1      2.0      2.0     1.9
                                                         -----    -----    -----    -----   -----
  Operating income (loss)..............................   (2.0)    (0.2)     7.0      6.6     3.4
Other income, net......................................    1.5      1.0       --       --      --
Net interest expense...................................   (1.7)    (2.4)    (2.3)    (2.3)   (2.5)
                                                         -----    -----    -----    -----   -----
Income (loss) before taxes and minority interests......   (2.2)    (1.6)     4.7      4.3     0.9
(Provision for) benefit from income taxes..............    1.4      0.5     (1.9)    (1.7)   (0.4)
Minority interests.....................................   (0.6)    (0.5)      --       --      --
                                                         -----    -----    -----    -----   -----
Income (loss) from continuing operations...............   (1.4)%   (1.6)%    2.8%     2.5%    0.5%
                                                         =====    =====    =====    =====   =====

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

     Summary. Net income from continuing operations for the nine-month period ended September 30, 2001 was $1.6 million ($.06 per common share) as compared to $7.3 million ($.26 per common share) in the comparable period of 2000, excluding a $0.5 million pretax charge ($.01 per common share) after related income tax effect resulting from a third quarter 2000 pension curtailment gain and a first quarter 2000 restructuring charge of $.04 per common share. The charge in the first quarter of 2000 was related to the restructuring of certain operations, the closing of a manufacturing facility and other items.

     Sales for the nine-month period ended September 30, 2001 increased 7% to $305.0 million as compared to $285.7 million in the same nine-month period of 2000.

     While the Company was not "directly" affected by the terrorist attack of September 11, 2001, we did experience (as did many other companies) a general short-term decline in sales order volume immediately after the attack. However, it is very difficult at this time to assess whether the attack has had any long-term deleterious impact on the Company's sales volume.

     The strong U.S. dollar relative to the Euro for the nine-month period ended September 30, 2001 negatively impacted reported sales and pretax income of our European operations by $7.7 million and $1.0 million, respectively, relative to the comparable 2000 period.

     Wireless Communications Equipment. Wireless Communications Equipment sales increased 8% from $266.3 million for the nine months ended September 30, 2000 to $288.1 million for the nine months ended September 30, 2001. Sales increased 14% and 10% for repeater and in-building coverage products and base station subsystem and components products, respectively. Sales decreased 5% for base station and mobile antenna products during the same time period. Geographically, sales increased in the European, Asian and Latin American regions and declined in North America.

     Sales by product line were as follows:

                                                                  NINE MONTHS
                                                              ENDED SEPTEMBER 30,
                                                              --------------------
SALES TO EXTERNAL CUSTOMERS                                     2000        2001
---------------------------                                   --------    --------
                                                                  ($ MILLIONS)
Base station subsystems and components......................   $137.9      $152.2
Repeater and in-building coverage products..................     58.3        66.7
Base station and mobile antennas............................     70.1        66.8
Geolocation products........................................       --         2.4
                                                               ------      ------
Total Wireless Communications Equipment.....................   $266.3      $288.1
                                                               ======      ======

     Backlog for this segment decreased 18% from $107.9 million at June 30, 2001 to $88.8 million at September 30, 2001 due to a reduction in orders for all product lines.

     Gross profit margins were 25.5% for the nine months ended September 30, 2001, as compared with 29.1% for the nine months ended September 30, 2000, excluding the aforementioned restructuring costs and pension curtailment gain for the year 2000 ratios. The lower gross profit margins in 2001 were due, in part, to the spreading of fixed costs on lower sales and increased sales discounts offered to customers.

     Selling, general and administrative expenses for the nine-month periods ended September 30, 2001 and 2000 (excluding restructuring charges in 2000) were $33.3 million or 11.6% and $31.4 million or 11.8%, respectively. These expenses were slightly higher primarily due to an increase in selling costs.

     Total assets for the Wireless Communications Equipment segment increased 8% from $261.2 million at December 31, 2000 to $282.6 million at September 30, 2001. This increase is primarily due to an increase in inventory for the base station subsystems and components product line, due to the significant planned increase in production based on preliminary discussions with OEM customers and their anticipated orders. The OEMs dramatically changed their outlook from early 2001. We have initiated plans to reduce inventory to amounts more in line with revised near term sales projections. While we have initiated plans to reduce the level of inventory, there are certain risks inherent in such inventory including the potential for increased obsolescence. We believe our inventory is properly valued; however, such factors as technological obsolescence, dependency on customer orders and the effectiveness of our action plans may require a reassessment in the future. We will continue to monitor this aspect closely.

     Wireless Engineering and Consulting Services. Wireless Engineering and Consulting Services sales declined from $19.4 million for the nine months ended September 30, 2000 to $16.9 million for the nine months ended September 30, 2001. Sales declined primarily due to lower sales of software products and engineering services. Gross profit margins for this segment were 29.3% for the nine months ended September 30, 2001, as compared with 40.9% for the nine months ended September 30, 2000. This decrease in margins is primarily attributable to lower sales of higher margin software products and lower deployment of consulting engineers. Selling, general and administrative expensive were 22.1% for the nine months ended September 30, 2001 compared to 20.5% for the nine months ended September 30, 2000. Expenses as a percentage of sales were higher for the nine months ended September 30, 2001 primarily due to the lower sales levels.

     Research and Development. Research and development and product engineering costs were 6.6% and 6.8% of sales in the first three quarters of 2001 and 2000, respectively. While the absolute dollar amounts of research and development costs increased modestly year over year, the decreased rate of spending as a percentage of sales is attributable to the increase in sales in the 2001 period. The Company believes that product development costs as a percentage of sales will remain fairly consistent throughout the current year.

     New Accounting Standards. As more fully described in Note 5 of the Notes to Condensed Consolidated Financial Statements, in 2001 the Financial Accounting Standards Board issued three new Standards, which impact the Company. In connection with one of these standards, amortization of goodwill, including goodwill reported in past business combinations, will cease upon adoption of the new Standard on January 1, 2002. While we have not fully analyzed the implications of this Standard, earnings per common share for each of the first, second and third quarters of 2001 and 2000 would have increased by approximately $.07 per common share (or approximately $.28 per share on an annualized basis, based on approximately 28,000,000 common shares outstanding), excluding the amortization of goodwill, which will be eliminated in 2002 when the new Standard goes into effect.

     Interest and Financing Expenses. Net interest and financing costs increased to $7.4 million from $6.5 million for the nine months ended September 30, 2001 and 2000, respectively. The higher interest expense for the year to date period is due principally to higher borrowings and lower cash investments utilized to support higher working capital requirements, offset, in part, by lower interest rates.

     Provision for Income Taxes. Our effective income tax rate was 39.0% and 41.0% for the nine months ended September 30, 2001 and 2000, respectively. The principal reason for the decrease is due to lower statutory tax rates for our German subsidiary and the forecasted increase in income in other lower tax jurisdictions. The 2001 tax rate is in line with our current expectation for the full year.

     Through September 30, 2001, we have recorded a net U.S. deferred tax asset pertaining to recognition of net operating loss carryforwards, net deductible temporary differences and tax credits in the amount of approximately $38.1 million, as compared with $32.6 million at December 31, 2000. We have not provided a valuation allowance relating to this asset, as we believe it is more likely than not that we will realize the value of this asset. This determination is based upon anticipated future U.S. taxable income and available tax and business planning strategies. We cannot assure that we will realize this asset or that future valuation allowances will not be required.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Sales. Sales increased $56.4 million, or 16.8%, to $392.6 million in 2000 from $336.2 million in 1999. As a result of the lower-valued Euro compared to the U.S. dollar, our reported sales, when translated into U.S. dollars, were $27.1 million lower in 2000 than they would have been had the average exchange rate remained constant from 1999 to 2000.

     Sales from our Wireless Communications Equipment segment increased $53.9 million, or 17.2%, to $367.5 million in 2000 from $313.6 million in 1999 primarily due to greater demand for base station subsystems and components and base station and mobile antennas, partially offset by a decline in sales of repeater and in-building coverage products. Sales of base station subsystems and components increased 33.2% in 2000 from 1999 due primarily to increased base station deployments around the world. Sales of base station and mobile antennas increased 27.3% in 2000 from 1999 primarily due to increased deployments of cell sites in the U.S. that included our base station antenna products. The decline in sales of repeater and in-building coverage products was principally attributable to lower sales of certain test and measurement products and decreased repeater sales to some European carriers.

     Sales from our Wireless Engineering and Consulting Services segment increased $2.5 million, or 11.1%, to $25.1 million in 2000 from $22.6 million in 1999 primarily due to greater demand for consulting services by fixed wireless operators.

     International sales constituted approximately 59% of total sales in both 2000 and 1999. Geographically, all regions experienced an increase in sales in 2000 from 1999, with the exception of Asia, which had a decrease in sales to customers in China.

     Backlog. Backlog increased $26.4 million, or 31.1%, to $111.3 million at December 31, 2000 from $84.9 million at December 31, 1999. Backlog for our Wireless Communications Equipment segment increased $23.3 million to $106.9 million at December 31, 2000 from $83.6 million at December 31, 1999. Backlog for our Wireless Engineering and Consulting Services segment increased $3.1 million to $4.4 million at December 31, 2000 from $1.3 million at December 31, 1999.

     Gross Profit. Gross profit increased $25.8 million, or 28.9%, to $114.9 million in 2000 from $89.1 million in 1999. Our gross profit margin increased to 29.3% in 2000 from 26.5% in 1999 principally due to lower restructuring charges of $0.1 million recorded in 2000 compared to $6.1 million recorded in 1999, and the cost benefits resulting from these restructuring actions. Excluding restructuring charges, our gross profit margins would have increased to 29.3% in 2000 from 28.3% in 1999 primarily due to improved gross profit margins for our Wireless Engineering and Consulting Services segment.

     Gross profit margins for our Wireless Communications Equipment segment increased to 28.5% in 2000 from 26.5% in 1999 and, excluding restructuring charges, would have remained relatively constant at 28.6% in 2000 and at 28.3% in 1999.

     Gross profit margins for our Wireless Engineering and Consulting Services segment increased to 39.0% in 2000 from 27.4% in 1999 primarily due to increased sales of higher margin software, and increased utilization of our engineers for various engineering services projects.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.5 million, or 1.0%, to $54.3 million in 2000 from $54.8 million in 1999 primarily due to lower restructuring charges as well as cost savings related to these restructuring actions, partially offset by higher commissions and incentive compensation costs. Special charges associated with restructuring actions were $5.9 million in 1999. Excluding special charges, these expenses would have been $54.4 million, or 13.9% of sales, in 2000 and $48.9 million, or 14.6% of sales, in 1999.

     Selling, general and administrative expenses for our Wireless Communications Equipment segment declined $2.4 million, or 5.5%, in 2000 from 1999 primarily due to lower restructuring charges. Special charges associated with restructuring actions were $5.9 million in 1999. As a percentage of sales, excluding special charges, these expenses declined to 11.3% in 2000 from 12.1% in 1999 due to savings resulting from restructuring actions and general cost controls as sales increased.

     Selling, general and administrative expenses for our Wireless Engineering and Consulting Services segment increased $0.2 million, or 4.0%, in 2000 from 1999. As a percentage of sales, these expenses declined to 21.3% in 2000 from 22.8% in 1999 as a result of increased sales with continuing cost controls.

     Research and Development and Product Engineering Costs. Research and development and product engineering costs decreased $2.5 million, or 9.0%, to $25.4 million in 2000 from $27.9 million in 1999 primarily due to the divestiture of Signal Science Inc., or SSI, in October 1999. SSI primarily provided contract research and development services to the U.S. government. Excluding $3.2 million of research and development costs related to SSI in 1999, these costs increased $0.7 million, or 2.7%, in 2000 from 1999. As a percentage of sales, these costs, excluding expenses related to SSI, remained relatively constant at approximately 7% in 2000 and 1999. Our research and development and product engineering costs in 1999 and 2000 related exclusively to our Wireless Communications Equipment segment.

     Amortization of Goodwill. Goodwill amortization increased $0.8 million, or 11.4%, to $7.8 million in 2000 from $7.0 million in 1999 primarily due to the acquisition of minority interests in certain of our European subsidiaries during 2000 and 1999.

     Net Interest Expense. Net interest expense increased $0.9 million, or 10.9%, to $9.0 million in 2000 from $8.1 million in 1999. This increase in net interest expense is primarily due to increased debt levels and higher borrowing costs. The increased debt levels were due to increased working capital needs, higher capital expenditures, as well as acquisitions of minority interests in certain of our European subsidiaries during 2000 and 1999, partially offset by proceeds from the sale of investments and discontinued operations.

     Income Taxes. Income tax expense increased $9.3 million to $7.5 million in 2000 from a tax benefit of $1.8 million in 1999. The effective tax rate of 41.0% in 2000 is higher than the federal statutory rate of 35.0% primarily as a result of goodwill amortization of $7.7 million that is not deductible for tax purposes.

     Through December 31, 2000, we have recorded a net U.S. deferred tax asset pertaining to the recognition of net operating loss carryforwards, net deductible temporary differences and tax credits in the amount of $32.6 million. We have not provided a valuation allowance relating to this asset, as we believe it is more likely than not that we will realize the value of this asset. This determination is based upon anticipated future U.S. taxable income and available tax planning strategies. We cannot assure you that we will be able to realize this asset or that future valuation allowances will not be required. The taxable losses generally may be carried forward for periods of up to twenty years.

     Minority Interests. Minority interests expense decreased $1.6 million to $0.1 million in 2000 from $1.7 million in 1999 primarily due to the acquisition of the remaining minority interests in certain of our European subsidiaries in 2000 and 1999.

     Special Charges. With respect to restructuring actions which commenced in 1999, we incurred additional charges and gains in 2000, which resulted in a $35,000 net gain, including the following: (i) a pretax charge of $1.7 million primarily related to termination costs of employees, relocation costs, asset write-offs, and other termination related benefits which were not accruable at the time of the 1999 restructuring; (ii) a non-cash pretax gain of $1.2 million with respect to a pension curtailment gain resulting from the workforce reduction; and (iii) a gain of $0.5 million in the form of an adjustment to the loss accrual for the disposal of a facility sold in January 2001. Of this $35,000 net gain, a $106,000 charge was recorded in cost of sales and a gain of $141,000 was recorded in selling, general and administrative expenses. Please refer to Note 12 of the Notes to Consolidated Financial Statements for additional information regarding special charges in 1999 and 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Sales. Sales decreased $54.4 million, or 13.9%, to $336.2 million in 1999 from $390.6 million in 1998 due primarily to declining demand for products in both our Wireless Communications Equipment segment and our Wireless Engineering and Consulting Services segment. As a result of the lower valued Euro compared to the U.S. dollar, our reported sales, when translated into U.S. dollars, were $2.8 million lower in 1999 than they would have been had the average exchange rate remained constant from 1998 to 1999.

     Sales from our Wireless Communications Equipment segment declined $49.6 million, or 13.7%, to $313.6 million in 1999 from $363.2 million in 1998 primarily due to lower sales of base station subsystems and components and base station and mobile antennas. Sales of base station subsystems and components decreased 22.3% in 1999 from 1998 due principally to: (i) the slowdown in some OEM production levels, particularly in the first six months of 1999; (ii) a decline in sales of equipment racks to one specific carrier; and (iii) lower sales of tower mounted amplifiers. Sales of base station and mobile antennas decreased 10.7% in 1999 from 1998 primarily due to lower sales of base station antennas, which were down 11.3% from 1998 levels, in both international and domestic markets. Sales of repeaters and in-building coverage products increased by 0.9% in 1999 from 1998 primarily due to the benefit of large installation contracts in 1999 in Brazil, Italy, Switzerland and the U.S., offset by a $8.1 million decrease in sales of Extend-A-Cell frequency translating repeater products in 1999.

     Sales from our Wireless Engineering and Consulting Services segment decreased $4.8 million, or 17.5%, to $22.6 million in 1999 from $27.4 million in 1998 primarily due to the discontinuance of certain products and services and a decrease in orders for our network planning services in the U.S.

     International sales accounted for 58.8% of total sales in 1999 compared to 57.3% in 1998. Geographically, all regions experienced a decline in sales in 1999 from 1998, particularly the U.S. and Asia.

     Backlog. Backlog increased $32.1 million, or 60.7%, to $84.9 million at December 31, 1999 from $52.8 million at December 31, 1998. Backlog of our Wireless Communications Equipment segment increased $31.7 million to $83.6 million at December 31, 1999 from $51.9 million at December 31, 1998. Backlog of our Wireless Engineering and Consulting Services segment increased $0.4 million to $1.3 million at December 31, 1999 from $0.9 million at December 31, 1998.

     Gross Profit. Gross profit decreased $5.5 million, or 5.8%, to $89.1 million in 1999 from $94.6 million in 1998. Our gross profit margin increased to 26.5% in 1999 from 24.2% in 1998 primarily because of cost savings resulting from restructuring actions taken in 1998 and lower restructuring charges of $6.1 million in 1999 compared to $12.5 million in 1998. Excluding special charges, gross profit margins increased to 28.3% in 1999 from 27.4% in 1998 due to improved gross margins for our Wireless Engineering and Consulting Services segment.

     Gross profit margins for our Wireless Communications Equipment segment improved to 26.5% in 1999 from 24.8% in 1998 and, excluding special charges relating to restructuring actions, gross margins would have remained constant at 28.3%. Savings from previous restructuring efforts and increased production at lower cost facilities in Brazil, China and Mexico offset decreased pricing in 1999.

     Gross profit margins for our Wireless Engineering and Consulting Services segment increased to 27.4% in 1999 from 16.4% in 1998, primarily due to better utilization of engineers and increased sales of higher margin software. In addition, cost savings resulting from restructuring actions taken in 1998 contributed to this improvement.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $10.6 million, or 16.1%, to $54.8 million in 1999 from $65.4 million in 1998 principally due to cost savings resulting from prior restructuring actions. As a percentage of sales, these expenses decreased to 16.3% in 1999 from 16.7% in 1998. Special charges associated with restructuring actions were $5.9 million in 1999 and $6.9 million in 1998. Excluding special charges, these expenses would have been $48.9 million, or 14.6%, of sales in 1999 and $58.5 million, or 15.0%, of sales in 1998.

     Selling, general and administrative expenses for our Wireless Communications Equipment segment decreased $4.0 million, or 8.4%, in 1999 from 1998 primarily due to cost savings resulting from various restructuring actions taken in these years. Special charges associated with these restructuring efforts were $5.9 million in 1999 and $4.3 million in 1998. As a percentage of sales, excluding special charges, these expenses would have remained relatively constant at 12% in both 1999 and 1998.

     Selling, general and administrative expenses for our Wireless Engineering and Consulting Services segment decreased $6.4 million, or 55.4%, in 1999 from 1998 primarily due to the restructuring actions taken at the end of 1998. We incurred a restructuring charge of $2.6 million in 1998 due to the discontinuance of certain products and services. As a percentage of sales, these expenses decreased to 22.8% in 1999 from 42.1% in 1998, or 32.5% excluding the restructuring charge in 1998.

     Research and Development and Product Engineering Costs. Research and development and product engineering costs declined $2.8 million, or 9.1%, to $27.9 million in 1999 from $30.7 million in 1998 principally due to the sale in October 1999 of SSI. As a percentage of sales, these costs remained relatively constant at 8% in 1999 and 1998. During 1999, we made substantial investments in new initiatives, including E 911 geolocation products as well as power amplifiers and microwave radios. Our research and development and product engineering costs in 1998 and 1999 related exclusively to our Wireless Communications Equipment segment.

     Amortization of Goodwill. Goodwill amortization increased $0.7 million, or 11.5%, to $7.0 million in 1999 from $6.3 million in 1998 primarily due to the acquisition of minority interests in certain of our European subsidiaries in 1998.

     Net Interest Expense. Net interest expense increased $1.3 million, or 19.7%, to $8.1 million in 1999 from $6.8 million in 1998. This increase in net interest expense is primarily due to increased debt levels relating to acquisitions of minority interests in certain of our European subsidiaries and higher borrowing costs.

     Income Taxes. Our income tax benefit decreased $3.5 million to $1.8 million in 1999 from $5.3 million in 1998. The tax benefit in 1999 included the impact of a $1.0 million tax benefit related to a change in the applicable income tax rate on our pro rata share of undistributed earnings (prior to 1999) of a foreign subsidiary as a result of our acquisition of an additional interest in such subsidiary. The acquisition allows for our pro rata earnings (when distributed) of this foreign subsidiary to be taxed at a lower rate. The $5.3 million benefit in 1998 is principally due to a tax benefit of $3.7 million relating to the pro rata share of undistributed earnings of such subsidiary.

     Special Charges. In October 1999, we initiated a restructuring of certain domestic operations which included the discontinuation of certain product lines and consolidation of manufacturing operations. This consolidation included a reduction of workforce and the closure of a U.S. manufacturing plant (sold in January 2001) that operated at a substantial loss for the previous two years. As a result of these actions, we incurred a $12.3 million charge in 1999. Of this charge, $4.0 million related to a non-cash write-off of capital assets, $4.9 million related to other non-cash losses and $3.4 million were cash related charges.

     In 1998, we initiated a number of cost reduction efforts with our in-building coverage products and Wireless Engineering and Consulting Services product lines. As a result of asset write-offs, severance and other costs related to these actions, we incurred a $19.4 million charge. Please refer to
Note 12 to the Notes to Consolidated Financial Statements for additional information relating to this charge.

DISCONTINUED OPERATIONS

     In March 1999, we sold a subsidiary, Marta Technologies Inc., that operated our discontinued automotive emissions testing programs. Pursuant to the sale agreement, we received cash of $9.4 million and a $3.0 million, three year, 12% installment note and the purchaser assumed (among other liabilities) $12.4 million in long-term capital lease obligations. In 2000, we realized a gain of $1.3 million, after related income taxes, relating to previously contingent purchase price consideration earned on the sale of Marta (in the form of a 12% interest bearing installment note).

LIQUIDITY AND CAPITAL RESOURCES

     As set forth in the Condensed Consolidated Statements of Cash Flows, $26.2 million of cash was used by operations for the nine months ended September 30, 2001 as compared to $2.3 million of cash used in the comparable 2000 period. This decline in cash flow is due primarily to the payment of accounts payable (incurred as a result of the aforementioned increase in inventories) and a decrease in income from continuing operations offset, in part, by the collection of accounts receivable. We used $5.3 million in investing activities in 2001, due primarily to capital expenditures offset, in part, by proceeds from the sale of an unused facility. For the nine months ended September 30, 2000, $18.4 million of cash was used for investing activities, including $8.5 million for the purchase of minority interest in subsidiaries. Cash generated by financing activities for the nine months ended September 30, 2001 and September 30, 2000 was $5.6 million and $20.7 million, respectively. The funds generated in 2001 include $4.9 million from a sale and leaseback transaction, as more fully described in Note 6 of the Notes to Condensed Consolidated Financial Statements. The financing requirements for the 2000 period were met principally through increased borrowings. At September 30, 2001, we had available unused worldwide lines of credit of $59.3 million, as compared with $46.2 million at June 30, 2001.

     We have entered into a program to lease some of our test equipment and computer workstation equipment. This program is expected to improve our economics and cash flow when compared to purchasing this equipment directly. We expect to lease approximately $5.0 million of equipment in 2001 under these agreements, of which approximately $.8 million has been leased as of September 30, 2001. These lease transactions are being recorded as operating leases in our consolidated financial statements.

     We examine, from time to time, various strategic acquisitions in order to accelerate growth in our product lines. In addition, our geolocation product line has the potential for significant sales growth if certain carriers choose us for network-based geolocation systems. Were we to invest in strategic acquisitions or require a significant investment resulting from the rapid expansion of our E 911 geolocation products business, we may need to consider the need for additional financing. Such financing could take the form of equity, debt or a combination thereof. Such additional financing needs would be tempered by our success in reducing working capital levels, which would result in improved cash generation.

     As described in Note 1, we changed the fiscal year-end of certain of our foreign subsidiaries effective January 1, 2001. The Condensed Consolidated Statements of Cash Flows for 2001 now includes these operations for the nine-month period ended September 30, 2001. The net cash flow for the two-month period ended December 31, 2000 is shown separately in the Statements of Cash Flows. Note 1 of the Notes to Condensed Consolidated Financial Statements includes summarized information for the components of this $20.4 million increase in cash.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, which is now effective. Accordingly, we have adopted the provisions of the standard on January 1, 2001. We utilize hedging activities primarily in our foreign subsidiaries to limit foreign currency exchange rate risk on receivables and to offset the impact of currency rate change with regard to certain intercompany payables and foreign denominated purchase obligations. The adoption of SFAS No. 133 as of January 1, 2001 did not have a material impact on our results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk exposure relating to derivatives results from the use of foreign currency forward contracts to offset the impact of currency rates against certain assets related to accounts receivable. There were no open contracts related to accounts receivable as of December 31, 2000. We also entered into a foreign currency forward contract in November 2000 to offset the impact of currency rate change with regard to a foreign denominated purchase obligation relating to our purchase of the remaining minority interest of a European subsidiary. Additionally, we entered into a foreign currency forward contract in December 2000 to offset the impact of currency rate change with regard to certain intercompany payable obligations. We do not enter into derivative instrument transactions for trading or speculative purposes.

     Our on-balance sheet instruments that are subject to interest rate fluctuations are various components of long-term debt. We believe the risks are minimal. As of December 31, 2000, 48.8% of our long-term debt is fixed rate debt and not subject to interest rate fluctuation. The variable rate debt is primarily made up of our domestic revolving credit facility and industrial revenue bonds. The revolving credit debt interest is determined on a LIBOR or prime rate basis, at our option. The industrial development bonds carry interest rates that are established based on the low yield, tax free bond market.

     The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in exchange and interest rates. For derivative instruments, the table presents December 31, 1999 and December 31, 2000 contract amounts and related average contractual exchange rates by expected maturity date. For debt obligations at December 31, 2000, the table presents principal payments and related weighted average interest rates by expected maturity dates.

ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES

                                                          CARRYING VALUE            FAIR VALUE
                                                       AT DATES MATURING IN    AT DATES MATURING IN
                                                       ---------------------   ---------------------
                                                         2000        2001        2000        2001
          (U.S. $ EQUIVALENT IN THOUSANDS)             ---------   ---------   ---------   ---------
Italian Lira Functional Currency (Lira)
  Foreign Exchange Agreements:
     Receive Lira/Pay U.S. dollars
       Contract Amount...............................  $2,004.0          --    $2,050.0          --
       Average Contractual Exchange Rate.............   1,810.6          --     1,852.3          --
     Receive Lira/Pay British pounds
       Contract Amount...............................  $4,476.4          --    $4,496.5          --
       Average Contractual Exchange Rate.............   2,817.5          --     3,028.7          --
Euro Functional Currency
  Foreign Exchange Agreements:
     Receive U.S. dollars/Pay Euros
       Contract Amount...............................        --    $  988.6          --    $1,036.4
       Average Contractual Exchange Rate.............        --      0.8987          --      0.9422
German Mark Functional Currency (DM)
  Foreign Exchange Agreements:
     Receive DM/Pay U.S. dollars
       Contract Amount...............................  $8,265.7    $1,784.7    $7,723.6    $1,929.8
       Average Contractual Exchange Rate.............     1.814      2.2413      1.9421      2.0727

                                                    EXPECTED MATURITY DATE
                                  ----------------------------------------------------------              FAIR
DEBT OBLIGATIONS                   2001     2002      2003      2004     2005     THEREAFTER    TOTAL     VALUE
(U.S. $ EQUIVALENT IN THOUSANDS)  ------   -------   -------   ------   -------   ----------   -------   -------
Long Term Debt:
  Fixed Rate (US)............     $3,000   $10,833   $10,833   $7,833   $ 7,833    $24,668     $65,000   $65,000
    Average interest rate....        6.7%      6.7%      6.7%     6.7%      6.7%       6.7%        6.7%      6.7%
  Fixed Rate (Lira)..........     $  377   $   393   $   410   $  328   $   242    $   526     $ 2,276   $ 2,276
    Average interest rate....        4.3%      4.3%      4.3%     4.3%      5.2%       6.3%        4.9%      4.9%
  Fixed Rate (DM)............     $  385   $   190   $    84   $   21        --         --     $   680   $   680
    Average interest rate....        4.4%      4.5%      4.4%     3.5%       --         --         4.4%      4.4%
  Fixed Rate (FF)............     $   34        --        --       --        --         --     $    34   $    34
    Average interest rate....        9.0%       --        --       --        --         --         9.0%      9.0%
  Variable Rate (US).........         --        --   $58,100       --        --    $11,900     $70,000   $70,000
    Average interest rate....         --        --       8.3%      --        --        4.2%        7.6%      7.6%
  Variable Rate (Lira).......         --   $    56        --       --   $   156    $ 1,219     $ 1,431   $ 1,431
    Average interest rate....         --       4.7%       --       --       0.7%       0.7%        1.0%      1.0%

                                    BUSINESS

OVERVIEW

     We are a leading global provider of wireless infrastructure equipment and services to many of the world's largest wireless communications carriers, or carriers, and original equipment manufacturers, or OEMs. Our business is aligned around the five product lines highlighted below:

     Base Station Subsystems and Components, including filters, duplexers, combiners, amplifiers and microwave radios;

     Repeaters and In-Building Coverage Products, including off-air repeaters, optical repeaters, low power distributed indoor antenna solutions, tower mounted amplifiers and bi-directional boosters;

     Base Station and Mobile Antennas, including panel, omni-directional, glass-mounted and point-to-point antennas;

     Geolocation Products, including our GEOMETRIX wireless 911 caller location system; and

     Wireless Engineering and Consulting Services, including frequency planning for microwave and other wireless networks, system design and analysis and cell site field engineering.

     Our products and services are integral to mobile wireless communications networks and offer our customers the ability to build networks that enhance network capacity, coverage and performance. Our products and services are designed for use in current wireless networks as well as next-generation wireless networks. As a leading global provider of wireless infrastructure equipment and services, we expect that demand for our products and services will continue to be driven by the continuing investment by carriers in their wireless networks in order to expand coverage and capacity and improve performance. We believe that the catalysts for future carrier investment include continued growth in wireless subscribers, increased minutes of use, or MOUs, and expanded usage of wireless devices for data services. We believe that our broad suite of products, as well as our experience, reputation and customer relationships, position us to benefit from the build out of next-generation networks such as 2.5G and 3G.

     Carriers are currently in the process of determining their migration paths to the next-generation networks. 2.5G is an intermediary, higher data capacity solution while 3G is the next major technological evolution of wireless networks that is expected to provide even greater capacity to carriers' networks and allow carriers to provide new features and services. By offering an enhanced set of products and services to their end-user customers, carriers believe that they will be able to generate additional average revenue per user. 3G infrastructure equipment has begun to be deployed in parts of Europe and Asia. This deployment will require new infrastructure equipment and therefore is expected to create new product opportunities for us. We have developed and, in certain cases, have already shipped 3G compatible products, including filters, duplexers, combiners, base station antennas, power amplifiers, tower mounted amplifiers, repeaters and test equipment. We also have developed a network-based geolocation solution that enables carriers to determine the location of callers. Our network-based geolocation solution is being deployed or evaluated by a number of carriers in the U.S. that must comply with Federal Communications Commission, or FCC, regulations requiring them to provide caller location information for wireless 911 calls. As described below in "-- Recent Developments," AT&T Wireless Services, Inc. recently selected our GEOMETRIX wireless 911 caller location systems for installation in selected AT&T Wireless networks. We expect our geolocation business to meaningfully contribute to our overall financial performance in the future as carriers are required to build out their location-based capabilities.

     We market our products and services to many of the world's largest OEMs, including Alcatel S.A., Lucent Technologies Inc., Motorola, Inc., Nokia Corporation, Nortel Networks Corporation and Siemens AG, as well as the world's largest carriers, including AT&T Wireless, Nextel Communications, Inc., Orange SA, Sprint Corporation, Verizon Wireless and Vodafone Group plc. We conduct operations globally, with manufacturing and assembly facilities in Australia, Brazil, China, the Czech Republic, France, Germany, Italy, Mexico and the U.S., and have sales and marketing offices in 19 countries. Sales made to customers located outside the U.S. accounted for 58.5% of our total sales during 2000 and 62.2% of our total sales during the first nine months of 2001. Our total sales during 2000 were $392.6 million, generating operating income of $27.4 million. Our total sales during the first nine months of 2001 were $305.0 million, generating operating income of $10.3 million, compared to total sales of $285.7 million and operating income of $18.7 million during the first nine months of 2000.

RECENT DEVELOPMENTS

  Amendment to Revolving Credit Facility

     We recently entered into an amendment to our revolving credit facility, dated as of December 31, 2001, that modified the financial covenants contained therein to levels we believe could be achieved under current market conditions. The amendments permit us to maintain a higher leverage ratio, set lower benchmarks for earnings before interest, income taxes, depreciation and amortization, and establish lower minimum fixed charge coverage ratios over several time periods through mid- to late 2003. We also agreed to cause some of our domestic subsidiaries to guarantee our obligations under our revolving credit facility, to pledge some of the stock of our foreign subsidiaries and to place a mortgage on certain real estate owned by us. We entered into the amendment because of concerns regarding our ability to meet the covenants contained in our revolving credit facility.

     The amendment to our revolving credit facility also requires us to permanently reduce the commitment under that facility upon the consummation of this offering by an amount equal to the lesser of (i) 60% of the net proceeds of this offering or (ii) $30.0 million.

  Agreement with AT&T Wireless

     AT&T Wireless recently selected our GEOMETRIX wireless 911 caller location systems from our Grayson Wireless Division for installation in selected AT&T Wireless networks.

     The network-based GEOMETRIX systems are compatible with AT&T Wireless' TDMA (digital) and AMPS (analog) network technologies and customer handsets. AT&T Wireless has agreed to install the GEOMETRIX systems pursuant to the FCC's Phase II E 911 regulations. The system automatically locates and forwards the caller position information to public safety agencies that receive 911 calls.

     AT&T Wireless customers will be able to use their existing handsets and current 911 calling procedures. To maintain caller privacy, GEOMETRIX systems are designed to provide location information only when a caller initiates a 911 call.

     The GEOMETRIX system is intended to allow carriers to meet the FCC's Phase II requirements for most wireless E 911 callers. The GEOMETRIX system is the first Phase II-compliant wireless location system to be placed into commercial service, and to date remains the only Phase II-compliant system in service.

  Patent Litigation

     On December 11, 2001, a lawsuit was filed against us in the United States District Court for the District of Delaware by a competitor, TruePosition, Inc., and its subsidiary, KSI, Inc. The plaintiffs allege that we, through our Grayson Wireless Division, have infringed three patents in connection with our GEOMETRIX wireless geolocation business. The plaintiffs seek injunctive relief, compensatory and treble damages and attorneys' fees. In our answer filed on January 18, 2002, we have denied the plaintiffs' allegations and have asserted a counterclaim against the plaintiffs of infringement of one of our patents. We believe that we have meritorious defenses against the claims asserted by the plaintiffs and intend to vigorously defend the lawsuit. However, we cannot assure you that we will ultimately prevail in this action.

  Completion of Bartley R.F. Systems, Inc. Acquisition

     On December 18, 2001, we completed the acquisition of substantially all of the assets of Bartley R.F. Systems, Inc., headquartered in Amesbury, Massachusetts. Our current U.S. manufacturing facility for base station subsystems and components in Sparks, Nevada will be consolidated into Bartley's manufacturing facility for base station subsystems in Amesbury, Massachusetts. This consolidation is expected to be completed early in the second quarter of 2002 and is projected to result in annual cost savings of approximately $4.0 to $5.0 million. The acquisition is expected to be accretive to our earnings in its first full year. In connection with the acquisition, we recorded a reserve for restructuring costs, expected to approximate $2.3 million, in the fourth quarter of 2001.

     The consideration for the acquisition included issuance of 2,271,391 shares of our common stock and associated preferred stock purchase rights to Bartley R.F. Systems, Inc. We have registered the resale of those shares.

INDUSTRY DYNAMICS

     Over the past 12 months, the end-users of our equipment, global carriers, have been facing slowing subscriber growth rates, greater price competition, reduced access to capital and the need to carefully manage their cash flow and profitability. In response to these challenges, carriers are reducing their capital spending and appear to be refocusing on projects that can most directly contribute to their revenues. An independent study published by the Yankee Group in September 2001 indicates the 2002 worldwide market for wireless infrastructure to be approximately $100.1 billion, representing a slight increase from approximately $99.4 billion in 2001. The same study indicates a 2004 market of approximately $120.2 billion. Over the longer term, we anticipate capital investment growth to resume at an increased level due to a number of factors, including a growing number of telecommunication subscribers, increasing MOUs, and a growing demand for new services and features, such as mobile messaging, Internet access and other data services that require additional network capacity and capabilities.

     To further enhance capacity and performance of wireless networks, wireless technology has evolved from first generation analog technology, or 1G, in the early 1980s to second-generation digital voice and data technologies, or 2G, which was introduced in most networks in the early and mid-1990s. These digital systems provide improved network capacity and signal quality and remain the current standard for most wireless networks. While the build out of 2G networks continues, an increasing demand for additional data capacity and transmission speeds that permit wireless transmission of integrated voice, data, Internet and video traffic has caused OEMs and carriers to begin to develop new equipment and networks based on advanced technologies, such as 2.5G and 3G.

     2.5G technology enable carriers to upgrade their existing 2G networks with certain software and hardware enhancements. These upgrades often require significant investments in software and equipment, but generally do not require the comprehensive new infrastructure equipment investment required for 3G networks. In addition, while these upgraded networks provide improvements in capacity, coverage and performance, they have significantly less bandwidth capacity and transmission speeds than 3G networks are expected to provide.

  Deployment of 3G Technology

     In order to address these future network requirements, many carriers are expected to ultimately spend a considerable amount of capital upgrading their mobile networks to 3G, or third generation, technologies. These technologies provide a number of advantages over current mobile network technologies, including the ability to deliver voice, data and multimedia services, provide incremental network capacity and improve operating efficiencies. 3G is expected to provide high capacity broadband wireless data services at speeds of up to two megabits per second, with the capacity and speed to support voice, data, mobile Internet access and full-motion video. The use of mobile wireless devices for Internet access and other data transmissions is expected to increase substantially over the next several years. According to Cahners In-Stat Group, the number of subscribers worldwide with wireless access to the Internet is expected to grow from 33.0 million in 2000 to 742.6 million in 2004. 3G technology is also expected to often provide incremental network capacity and operating efficiencies.

     Some major carriers in Europe and Asia began a limited initial build out of the first 3G networks in 2001. Regulatory agencies in most European countries, Japan and Korea have already licensed 3G frequencies, with carriers spending over $100 billion for these licenses to date. In the U.S., the FCC is expected to award licenses for 3G frequencies in the next several years, which we anticipate will be followed by an extensive 3G infrastructure build out. As a result, predominantly all of the current demand for 3G infrastructure equipment is driven by the rollout of 3G networks in Europe and Asia.

     The deployment of new networks incorporating 3G technology will require the timely development, manufacture and installation of new or advanced infrastructure equipment, including power amplifiers, base stations, subsystems, antennas and repeaters that are specifically designed for the newly licensed frequencies. In most cases, that equipment will need to be specifically tailored to the new licensed frequencies and comply with the more stringent design specifications. As a result, many wireless OEMs are currently working with qualified vendors to design and manufacture new systems and components for 3G networks. For example, wider bandwidth channels and greater data transmissions will require next generation, multi-channel power amplifiers that are highly linear and compatible with the new 3G frequencies. In addition, we believe that many OEMs are outsourcing more of their needs for certain wireless communications equipment, such as next generation power amplifiers, which, prior to 3G, were primarily manufactured in-house by OEMs. For these reasons, we believe that the build out of new 3G networks will create substantial new product opportunities for some qualified vendors which, in the case of next generation power amplifiers, we estimate to be in the $1.0 to $2.0 billion range annually.

     The deployment of 3G networks will also require a greater number of base stations per coverage area because of increased propagation losses at the higher frequencies and the need for greater accuracy of data transmissions. As a result, despite the increased efficiency of base station technology, we believe the number of base stations required to support 3G will likely increase by two to four times the 1G equivalent for the same coverage area. We believe we are well positioned to capitalize on the 3G spending cycle.

  Wireless Geolocation Markets

     We believe based on our recent contract wins with both Verizon Wireless and AT&T Wireless that the market for ancillary wireless services, particularly E 911, is developing. As new wireless technologies advance in capability and the number of subscribers grows, increased governmental focus in the U.S. is being placed on automatically identifying the location of wireless 911 callers to the local police or fire department. According to the Cellular Telecommunications & Internet Association, there were over 51 million wireless calls to 911 in the U.S. in 2000, a 17.7% increase over 1999. Previous solutions did not accurately identify the location of the caller or dispatch center, creating a need for a more effective solution. To promote the availability of accurate geolocation services for wireless 911 calls in the U.S., the FCC has adopted regulations that require carriers to begin implementing geolocation capabilities based on strict standards. Geolocation solutions are being deployed or evaluated by a number of carriers in the U.S. that must comply with the new FCC regulations.

     Equipment suppliers and carriers have been developing a variety of network-based and handset-based solutions to provide enhanced 911, or E 911, geolocation capabilities. Our network-based GEOMETRIX product is capable of meeting the requirements established by the FCC and meeting the needs of mobile carriers, putting us in a favorable position to capitalize on the growth of E 911 network spending. This capability is expected to lead to multiple product application opportunities for telecommunications equipment manufacturers. Opportunities include ancillary services such as fleet management, concierge services, mobile commerce and wireless information directories.

THE ALLEN TELECOM SOLUTION

     We provide reliable, innovative and customized products and services that enable OEMs and carriers to accommodate the demand for wireless infrastructure equipment and services. Our solutions allow our customers to focus on their own core competencies by outsourcing their needs for increasingly complex components and subsystems. We believe our customers are striving to consolidate their supplier base to a core group of wireless equipment providers and carriers to reduce the supply and management risks associated with a fragmented supplier base. As a result, significant opportunities exist for qualified vendors with the ability to design, manufacture and deliver, in a timely manner, sufficient quantities of highly integrated, cost effective subsystems and components that meet the exacting specifications of the customer. Similarly, significant opportunities exist for experienced providers of wireless engineering services related to infrastructure design and development.

     We have positioned our company to benefit from these opportunities in the wireless communications markets. Our design capabilities and technologies address the increasing demands of the wireless markets for high quality, customized products and services that provide enhanced performance at cost effective prices. Our solution enables OEMs and carriers to bring new and improved wireless services to market on a more efficient and timely basis. Our solution is based on our ability to:

     - PROVIDE RELIABLE, COST EFFECTIVE PRODUCTS AND SERVICES. We deliver sophisticated, high quality, cost effective products in volumes necessary to meet our customers' needs. Our emphasis on quality manufacturing and timely delivery has enabled us to achieve qualified vendor status with many of the leading industry OEMs and wireless communication carriers, which gives us a competitive advantage over those who have not achieved that status.

     - OFFER A BROAD RANGE OF COMPLEMENTARY PRODUCTS AND SERVICES. We offer a broad range of wireless infrastructure equipment, subsystems, components and services. Our complementary products and services support all major wireless standards and frequencies and are designed to improve the performance, geographic coverage and capacity of existing and emerging wireless networks. As a result, our customers are able to reduce operating costs by partnering with a single supplier for many of their product and service needs.

     - REDUCE TIME TO MARKET. We accelerate time to market for new and enhanced products, enabling us to introduce products earlier than many of our competitors, thereby gaining a competitive advantage. Our product development teams collaborate with both our customers and our component suppliers at the earliest stage of new product identification to facilitate designs that meet customer requirements, reduce costs and improve performance upon integration into a customer's system and improve our customer's time to market. We also continuously evaluate the manufacturing considerations of our products in order to shorten product development cycles, reduce time to market and lower manufacturing costs.

     - OFFER SUPERIOR MANUFACTURING OF INTEGRATED AND CUSTOMIZED PRODUCTS. We provide high performance subsystems and components by effectively integrating a number of related components, functions and technologies into a single product. Many of these products are highly customized and manufactured in accordance with exacting customer specifications. Our integrated solution enables our customers to improve system performance and reduce costs.

THE ALLEN TELECOM STRATEGY

     Our objective is to increase our presence as a major supplier of wireless infrastructure to the world's leading OEMs and carriers and to increase the breadth of our product offerings to these customers. By successfully executing on this strategy, we believe that we will be well-positioned to increase revenue, profits and stockholder value. Our strategy to achieve this objective is to:

     - LEVERAGE AND ENHANCE CUSTOMER RELATIONSHIPS. We have developed and maintained in-depth working relationships with many of the leading OEMs and carriers, the cornerstones of which are based on dependability, responsiveness and innovation. We will strive to enhance these relationships by providing top quality products and services, meeting our customers' exacting specifications, offering flexible manufacturing capacity, fostering collaborative development efforts and maintaining dedicated local sales and customer service teams. We intend to accelerate our growth and increase profitability by capitalizing on customer trends to increase their outsourcing needs and by making our brands the products and services of choice.

     - MAXIMIZE OPERATING EFFICIENCIES. We satisfy our customers' demands for innovative, cost effective products and solutions in a timely manner by shortening product development cycles and providing flexible, low cost manufacturing. To enhance these efficiencies, we continuously evaluate and identify additional manufacturing facilities, suppliers and subcontractors.

     - EXPAND OUR GEOGRAPHIC REACH. We support our customers in their geographic markets throughout the world. As worldwide expansion of wireless communication networks continues, we believe that new market opportunities and new potential customers will emerge. We intend to continue to expand our sales, design, marketing, manufacturing and service capabilities into international markets in response to our existing customers' needs and new business opportunities. Our presence in the local markets of our customers allows us to quickly respond to their needs and requests, which we believe provides us with a key competitive advantage.

     - EXPAND AND ENHANCE OUR PRODUCT AND SERVICE OFFERINGS VIA MARKET-FOCUSED RESEARCH AND DEVELOPMENT. We have successfully developed and introduced new products and services that are responsive to changing customer specifications and evolving industry standards. We intend to continue to expand our product offerings by applying our industry experience and our design and manufacturing expertise to our continuing research and development efforts. We will leverage our collaborative product development relationships and radio frequency, or RF, technology expertise to expand and enhance our product offerings, such as E 911 geolocation and next-generation power amplifiers, and to develop innovative solutions for our customers.

     - CAPITALIZE ON 3G OPPORTUNITIES. We believe that our 3G initiatives will enable us to maintain our leadership position as a supplier of products to OEMs and carriers. We intend to leverage our high quality, long-standing relationships with our customers to ensure that we are a provider of choice when our customers seek 3G products.

     - PURSUE STRATEGIC ACQUISITIONS. We have accelerated our growth in the wireless communications industry through strategic acquisitions of businesses and products that we have successfully integrated into our other businesses. To supplement our internal growth, we intend to continue to pursue acquisitions that provide us with new customers, products or services, geographic markets or technologies that complement our existing offerings.

KEY ACQUISITIONS

     We focus our acquisition efforts on companies with strong engineering and technical capabilities, proven management teams, superior products and strong customer relationships. Our acquisitions have been an important element in strengthening our management team, growing our business, extending our international presence and expanding our product and service offerings and technological expertise. Since 1990, we have acquired a number of companies, including the following key companies:

YEAR        COMPANY ACQUIRED       PRIMARY LOCATION   PRIMARY PRODUCTS OR SERVICES ACQUIRED
----        ----------------       ----------------   -------------------------------------
2001   Bartley R.F. Systems, Inc.     U.S.            RF filters and filter-related
                                                      subsystems
1997   Telia S.A.                    France           Power amplifiers
1996   Tekmar Sistemi S.r.l.          Italy           In-building coverage systems
1994   MIKOM G.m.b.H                 Germany          Repeaters
1994   FOREM S.r.l                    Italy           Base station subsystems and components
1992   Comsearch                      U.S.            Wireless engineering services
1992   Decibel Products               U.S.            Base station antennas
1990   Grayson Wireless               U.S.            Repeaters

---------------
Note: Many of our acquisitions were completed in stages. The years of acquisition set forth in the table represent, in each such case, the first year in which we owned a majority of the acquired company, the balance of which we acquired in subsequent years. Decibel Products and Comsearch were owned by Alliance Telecommunications Corp., which we acquired in 1992.

PRODUCTS AND SERVICES

     Our products and services consist of five product lines: (i) Base Station Subsystems and Components; (ii) Repeaters and In-Building Coverage Products;
(iii) Base Station and Mobile Antennas; (iv) Geolocation Products; and (v) Wireless Engineering and Consulting Services. We provide our products and services on a global basis to many of the world's largest OEMs and carriers. We expect our business to benefit from the need for expanded coverage, greater capacity and improved performance of existing and emerging wireless networks.

  Base Station Subsystems and Components

     We are one of the largest suppliers of base station subsystems and components, supplying many different customized subsystems and components that are incorporated in OEM equipment for cell site installation. Our products serve all major wireless standards and frequencies, including emerging 3G networks. Our base station subsystems and components include:

     - Filters that ensure that incoming signals are received and outgoing signals are transmitted clearly and without interference;

     - Duplexers that are stationed at most cell site transceivers to allow a single antenna to be used for the simultaneous transmission and reception of radio signals;

     - Power Amplifiers that enhance the reception of weak signals or boost outgoing signals, including low noise and tower mounted amplifiers;

     - Combiners that combine multiple radio frequencies for delivery to one antenna system;

     - Auto-Tune Combiners that adjust automatically to changes in frequencies;

     - Microwave Radios that are used primarily to provide, at selected frequencies, communication links between a base station and the network; and

     - Related Products, such as equipment racks, connectors and cables.

     These products are marketed and sold primarily under the FOREM, Decibel Products and Telia names and accounted for $190.9 million, or 48.6%, of our total sales in 2000. These products accounted for $152.2 million and $137.9 million of our sales in the first nine months of 2001 and 2000, respectively.

     We recently introduced next generation single and multi-carrier, highly-linear power amplifiers. Such products are usually located within base stations and amplify the power of the wireless transmission with minimal distortion and interference. These products are capable of processing multiple frequencies and are available for a number of mobile wireless standards, including 3G. We are currently working with a major OEM to design its next generation power amplifier product line.

  Repeaters and In-Building Coverage Products

     Our repeaters and in-building coverage products support both coverage and capacity enhancement for carriers. We provide turnkey, customized product applications for major projects throughout the world involving highway tunnels, subway and railway systems, airports, convention centers and the Australian Olympic venues. Our products include:

     - Repeaters that expand coverage and fill coverage gaps caused by obstructions, such as mountains, tunnels and buildings, including high power and low power off-air repeaters and optical repeaters;

     - Distributed Antenna Systems for mobile wireless communications, broadcasting, high speed data links and broadband coverage systems, including low power fiber optic and cable distributed antennas;

     - Bi-Directional Boosters that amplify transmitted and received signals at the cell site; and

     - Test Equipment and Analysis Software that measure and analyze radio transmission characteristics for optimization of wireless communications networks.

     These products are marketed and sold under the MIKOM, Grayson Wireless and Tekmar Sistemi names, and accounted for $78.8 million, or 20.1%, of our total sales in 2000. These products accounted for $66.8 million and $58.3 million of our sales in the first nine months of 2001 and 2000, respectively.

  Base Station and Mobile Antennas

     We are a leading manufacturer of base station and mobile antennas serving all major wireless standards and frequencies. We manufacture a comprehensive line of base station antennas, including:

     - Omni Antennas that broadcast signals in a full 360-degree circular pattern;

     - Directional and Panel Antennas that concentrate signals in a particular direction, thereby increasing capacity and coverage;

     - Sectorized Array Antennas that generate multiple beams; and

     - Broadband Antennas that process multiple frequency bands on a single antenna.

     We continually enhance our base station antennas to optimize current 2G networks. We also have recently developed base station antennas for 3G networks, including dual band antennas that transmit and receive RF signals simultaneously for multiple frequencies in an integrated antenna. We complement our base station antennas with customer service centers that deliver base station antennas, cable and other equipment such as mounting hardware, monitors, sensors and jumpers directly to cell sites to aid in the deployment of our base station antennas. The cable is delivered using our patented dispenser with connectors and other hardware already attached, allowing easier, faster installation.

     We also provide mobile vehicular antennas that allow two-way communications, including dual band, glass-mounted and global positioning antennas. We design and develop new vehicular antennas to address changing wireless technologies and introduced a series of wireless data service antennas. In addition, we have designed and expect to offer for sale mobile antennas for satellite-based digital audio radio systems.

     Our base station and mobile antenna products and services are marketed under the Decibel Products and Antenna Specialists names, and accounted for $97.8 million, or 24.9%, of our total sales in 2000. These products accounted for $66.8 million and $70.1 million of our total sales during the first nine months of 2001 and 2000, respectively.

  Geolocation Products

     We are one of two recognized suppliers of network-based geolocation systems capable of providing carriers with the equipment and software necessary to locate wireless 911 callers. Our GEOMETRIX wireless location system is based on position calculations utilizing time difference of arrival, or TDOA, and angle of arrival, or AOA, triangulation techniques. We believe our network-based GEOMETRIX product is capable of exceeding the accuracy and reliability requirements set by the FCC for E 911 networks. Our system can locate calls which transition between analog and digital sites, and calls in which the caller is a subscriber, roamer or non-subscriber. Our GEOMETRIX product can be used with all air interfaces including AMPS, TDMA, CDMA, GSM and iDEN, and requires no changes in wireless service and no modifications or replacement of existing handsets. In addition, our system was designed to accommodate a variety of location-based services, such as fleet management, concierge services, mobile commerce, wireless information directories and other location dependent services. Our geolocation products accounted for $2.4 million of our total sales during the first nine months of 2001. These products did not account for any of our sales in 2000.

     In October 2001 we installed and activated the nation's first wireless E 911 caller location system in St. Clair County, Missouri. The GEOMETRIX location system's actual performance has exceeded the Phase II location accuracy standards set by the FCC. Our network-based GEOMETRIX product was also recently selected by AT&T Wireless to provide wireless 911 caller location systems for installation in selected TDMA AT&T Wireless networks. See "-- Recent Developments."

  Wireless Engineering and Consulting Services

     We are a leading provider of frequency planning and microwave coordination services as well as wireless network design and field engineering services. These services are provided to carriers to assist in determining and analyzing network coverage requirements based on area topography and demographics. Our engineering expertise in spectrum sharing, microwave interconnectivity and cell system design has enabled us to obtain orders from most major domestic carriers. Our spectrum sharing software is currently licensed and utilized by major operators and consultants to perform analysis in most domestic PCS markets, and our software for microwave interconnectivity is operational in Asia, Europe, North America and South America.

     Our wireless engineering and consulting services are marketed and provided under the Comsearch name and accounted for $25.1 million in sales, or 6.4%, of our total sales in 2000. These services accounted for $16.9 million and $19.4 million of our total sales in the first nine months of 2001 and 2000, respectively.

CUSTOMERS

     We sell our products and services to OEMs, carriers and product distributors located throughout the world. The OEM market for our products consists of a relatively small number of potential customers. The carrier market for our products, while experiencing some consolidation, is a larger and more broadly dispersed market.

     During 2000, our OEM customers accounted for 43.0% of our total sales and our carriers accounted for 57.0% of our total sales. During 2000, Nortel Networks Corporation accounted for 15.2% of our sales and was our only customer to account for more than 10% of our total sales. Our top ten customers for 2000 were:

        Alcatel S.A.                                       Nortel Networks Corporation
        Lucent Technologies Inc.                           Siemens AG
        Motorola, Inc.                                     Sprint Corporation
        Nextel Communications, Inc.                        TESSCO Technologies Incorporated
        Nokia Corporation                                  Verizon Wireless

     During 2000, our customers located outside the U.S. accounted for 58.5% of our total sales. We believe that, since many of our domestic customers incorporate our products into their products, many of which are ultimately delivered to end-users located outside the U.S., a higher percentage of our products is ultimately delivered to customers located outside the U.S.

SALES AND MARKETING

     We dedicate a specific team of experienced and knowledgeable engineering, sales and marketing professionals to market our products directly to each OEM customer and many of our carrier customers. Each dedicated team provides engineering and customer service support throughout and after the sales and development cycle of a specific product, thereby developing collaborative working relationships between our team and our customers' management, engineering, technical, design, purchasing and production personnel. This collaboration with multiple levels of a customer's organization, particularly during the design, qualification and early production phases, allows us to become an integral part of new product development and a logical supplier of products for our customers.

     We market and sell our products and services worldwide to carriers primarily through our direct sales forces. We maintain sales offices in the following 19 countries: Argentina, Australia, Austria, Brazil, Canada, China, the Czech Republic, France, Germany, India, Italy, Mexico, Norway, Peru, Singapore,

Slovakia, Switzerland, the United Kingdom and the U.S. We supplement our direct sales force with a network of manufacturers' representatives. Our sales personnel are responsible for managing specified carrier accounts and specified products or groups of products in their sales territories. These sales personnel have the engineering and technical expertise to identify carriers' needs and provide them with tailored solutions or off-the-shelf products.

RESEARCH AND DEVELOPMENT

     We believe that our research and development competencies are key reasons for our industry leadership position and are critical to our continued success. Because the wireless communications industry is characterized by rapidly changing technologies and evolving customer specifications and industry standards, providers of products and services to the industry must continually focus on their research and development efforts. Each of our product lines consists of highly engineered, innovative products for our customers.

     Generally, our research and development efforts are managed and focused on a product by product basis. We have 12 research and development facilities located in the Czech Republic, France, Germany, Italy and the U.S. and as of December 31, 2001 we employed approximately 425 engineers and other technical personnel who are dedicated to our research and development and other engineering efforts. Our research and development and other engineering efforts generally can be characterized as follows:

     - we collaborate closely with many of our customers to design and build new products or modify existing products to exacting specifications required by our customers for their network systems and solutions;

     - we design and manufacture enhancements and improvements to our existing products in response to our OEM or carrier customers' requests or feedback; and

     - we independently design and build new products in anticipation of changing wireless communications technologies, evolving customer specifications and industry standards, developing market opportunities or changing market dynamics.

     As a result of our collaborative relationships with our customers, we believe we are able to compete more effectively. Collaboration with our customers allows us to:

     - reduce the costs and minimize the risks of research and development for us and our customers;

     - reduce the costs and time associated with establishing new markets for our products;

     - establish ready markets for our products that meet our customers' specifications;

     - solidify and enhance our working relationships with our customers; and

     - share our technical expertise and experience with our customers.

INTELLECTUAL PROPERTY

     We hold over 100 patents, and have a number of patents pending, in the U.S., Canada and certain European countries. While we consider our patents to be of significant value, we believe that our technological position depends primarily on the experience, the technical competence and the creative ability of our engineering and production staff in the areas of product design and manufacturing. We also hold a number of registered trademarks to protect certain of our brand names.

     We zealously protect our patents, copyrights, trademarks, trade secrets and other proprietary information and intellectual property. Our company policies require our key employees and any third party to whom we release proprietary information to execute confidentiality agreements.

MANUFACTURING

     We believe that our core competencies of product design technology, engineering expertise, proprietary manufacturing processes and comprehensive testing permit us to consistently meet or exceed our customers' quality specifications. All of our OEM and many of our carrier customers have recognized our ability to consistently meet or exceed exacting product specifications by granting us qualified vendor status, which gives us a competitive advantage over our competitors who have not achieved that status. We maintain 16 manufacturing facilities located in Australia, Brazil, China, the Czech Republic, France, Germany, Italy, Mexico and the U.S., most of which are ISO-9001 or ISO-9002 certified.

     A substantial amount of our component production is outsourced to contract manufacturers, many of whom also hold such ISO-9001 or ISO-9002 certification. Our practice of outsourcing a portion of our manufacturing needs permits us to maintain a flexible workforce and meet fluctuating customer demands and requirements.

     We generally attempt to utilize several alternative supplier sources for the raw materials, subsystems and components required for our products. For certain raw materials or components, however, we utilize a small number of suppliers and, in very few instances, a single source supplier. In these instances, we believe the risks associated with purchasing raw materials or components from a limited number of suppliers are justified by the suppliers' commitment to us, which is consistent with our commitment to our customers, to provide lower pricing, more timely delivery and higher quality. We believe that, together with our contract manufacturers and planned manufacturing plant expansion, we have the capacity to meet the anticipated orders for our products.

COMPETITION

     The base station subsystems and components market for our products is highly competitive. In the base station subsystems and components market, we compete primarily with Allgon AB, COM DEV International Ltd., Filtronic PLC, Radio Frequency Systems, Inc., a division of Alcatel S.A., and REMEC, Inc.

     There is an increasing number of competitors supplying products and services to carriers. Our primary competitors for our base station and mobile antenna products are Allgon AB, Andrew Corporation, EMS Technologies, Inc., Kathrein, Inc. and Radio Frequency Systems, Inc., a division of Alcatel S.A. For our repeater, test and measurement equipment and in-building coverage products, our primary competitors are Agilent Technologies, Inc., Allgon AB, Kathrein, Inc., LGC Wireless Inc. and Repeater Technologies, Inc. Our primary competitors for our wireless engineering and consulting services are LCC International and Wireless Facilities. In the geolocation products market, our primary competitor for our geolocation products is TruePosition, Inc. In addition, competitors for our geolocation products include a number of manufacturers who have developed or proposed handsets for the handset-based geolocation solution.

     We believe that we are currently one of the top three competitors in the markets for our base station subsystems and components, repeaters and in-building products and base station antennas, and are a leading competitor in the markets for our wireless engineering and consulting services and mobile antennas. Some of our competitors have substantially greater financial, marketing and other resources and better name recognition than we do. We believe the principal factors that allow us to compete effectively in our marketplace include:

     - our ability to manufacture high volume, quality products in a timely manner;

     - the strength of existing customer relationships;

     - proximity to existing and potential customers of our sales force, product development and manufacturing facilities;

     - low cost production and competitive pricing;

     - our strong reputation and well-recognized brands;

     - accountability and customer service;

     - financial resources;

     - management expertise; and

     - expertise in existing and emerging technologies.

     In addition to these factors, we believe that our ability to develop and manufacture our E 911 geolocation products in-house provides us with a competitive advantage over many of our competitors.

GOVERNMENT REGULATION

     Certain of our wireless communications products must conform to a variety of domestic, foreign and international regulatory specifications established to, among other things, maintain public safety, avoid interference among users of radio frequencies and permit interconnection of equipment. Regulatory bodies worldwide have adopted and are adopting or revising standards for wireless communications products, which standards may change from time to time. The emergence or evolution of regulations and industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our products.

     Our business depends on the availability of radio frequencies to carriers for use in the operation of two-way wireless communications systems. Radio frequencies are subject to extensive regulation under the laws of the United States, foreign laws and international treaties. Each country has different regulations and regulatory processes for wireless communications equipment and uses of radio frequencies. The regulatory environment in which our customers operate is subject to significant change, the results and timing of which are uncertain. The process of establishing new regulations for wireless frequencies and allocating such frequencies to carriers is complex and lengthy. For example, in many countries, including the U.S., it may take years before 3G wireless communications will be available to the public because of the need to: (i) determine what frequencies to use for the service; (ii) clear the necessary spectrum of its current users, if necessary; (iii) establish regulations for this new wireless service; (iv) auction the spectrum or otherwise determine the frequency licensees; and (v) build out the necessary infrastructure. Our customers and potential customers may not be able to obtain spectrum licenses for their planned uses of our equipment. Failure by the regulatory authorities to allocate suitable, sufficient radio frequencies for such uses in a timely manner could deter potential customers from ordering our products and seriously harm our business.

     Unlike calls placed from landline telephones in the U.S., calls for emergency assistance from wireless phones are not currently traceable to specific locations. In response to this public safety issue, the FCC issued a series of orders requiring that carriers implement a system to locate callers as early as October 2001. The rules specify that network-based solutions must cover either one-half of such carrier's coverage area or one-half of such carrier's subscribers commencing the later of October 1, 2001 or six months after the local public safety answering point has requested the service, and the entire coverage area or all subscribers by October 1, 2002 or within 18 months of a request by a local public safety answering point, whichever is later. Carriers choosing handset-based systems must begin marketing handsets commencing October 1, 2001 and may activate only handsets that are geolocation-capable after December 31, 2002. Handset-electing carriers will further be required to have reached 95% penetration of all handsets with geolocation capability by December 31, 2005. Carriers must choose between satisfying the FCC's requirements under a handset-based approach or a network-based approach or petition the FCC for a waiver allowing an extension of the implementation deadline for a hybrid or different approach. We offer a network-based system for locating cellular phone users making 911 calls. Most carriers, however, have indicated to the FCC that they will adopt handset-based or other alternative solutions. Most carriers are seeking waivers and/or delays in the FCC's implementation of these requirements and the FCC has granted a waiver to one carrier allowing a hybrid approach and delaying such carrier's implementation requirements. Our sales of this product will be affected by any changes in the FCC's E 911 rollout or other requirements, by the decisions of carriers to use network-based, handset-based or other E 911 systems and the timing of requests made by local public safety answering points.

EMPLOYEES

     As of December 31, 2001, we had approximately 2,700 employees. We believe our future success will depend on our continued ability to attract, retain, integrate and motivate qualified personnel. None of our employees is represented by a labor union and we have not experienced any work stoppage in any of our existing businesses. We place a high value on maintaining a rewarding work environment for our employees, who we believe are a key factor in our success. We consider our relationship with our employees to be good.

PROPERTIES AND FACILITIES

     As of December 31, 2001, our continuing operations were conducted in 54 facilities in ten states in the U.S. and 19 foreign countries. Our product development, manufacturing and distribution facilities for our Wireless Communications Equipment segment occupy approximately 1.2 million square feet of which approximately 1.0 million square feet are rented under operating leases. Our principal manufacturing and service facilities for the Wireless Communication Equipment segment are located in Australia, Brazil, China, the Czech Republic, France, Germany, Italy, Massachusetts, Mexico, Nevada, Ohio, Texas and Virginia. Our Wireless Engineering and Consulting Services segment leases approximately 67,000 square feet in Virginia.

     All machinery, plants, warehouses and office spaces are in good condition and are reasonably suited and adequate for the purposes for which they are presently used.

LEGAL PROCEEDINGS

     On December 11, 2001, a lawsuit was filed against us in the United States District Court for the District of Delaware by a competitor, TruePosition, Inc., and its subsidiary, KSI, Inc. The plaintiffs allege that we, through our Grayson Wireless Division, have infringed three patents in connection with our GEOMETRIX wireless geolocation business. The plaintiffs seek injunctive relief, compensatory and treble damages and attorneys' fees. In our answer filed on January 18, 2002, we have denied the plaintiffs' allegations and have asserted a counterclaim against the plaintiffs of infringement of one of our patents. We believe that we have meritorious defenses against the claims asserted by the plaintiffs, and intend to vigorously defend the lawsuit. However, we cannot assure you that we will ultimately prevail in this action. Whether we ultimately win or lose, litigation could be time-consuming and costly and injure our reputation. If the plaintiffs prevail in this action, we may be required to negotiate royalty or license agreements with respect to the patents at issue, and may not be able to enter into such agreements on acceptable terms. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses. We may also be required to indemnify our customers for any expenses or liabilities resulting from the claimed infringements. These potential costs and expenses, as well as the need to pay any damages awarded in favor of the plaintiffs, could adversely affect our results of operations and financial condition.

     We are also a party to various other legal proceedings, lawsuits and other claims arising in the ordinary course of our business involving such matters as contract disputes, product liability, casualty claims, employment practices and intellectual property infringement. We do not believe that such other litigation, if adversely determined, would have a material adverse effect on our business.

ABOUT US

     Allen Telecom was founded in 1928 as Allen Electric & Equipment Company. We have repositioned our business through a series of strategic acquisitions and divestitures during the 1990s and have been known as Allen Telecom Inc. since February 1997. Our common stock was first listed on the New York Stock Exchange in September 1971.

     Our executive offices are located at 25101 Chagrin Boulevard, Beachwood, Ohio 44122-5687, and our telephone number is (216) 765-5800.

     Allen Telecom, Antenna Specialists, Comsearch, Decibel, Extend-A-Cell, FOREM, GEOMETRIX, Grayson Wireless, MIKOM, On-Glass, Tekmar Sistemi and Telia are our trademarks, registered trademarks, service marks or registered service marks in the U.S. or other jurisdictions that are mentioned in this prospectus. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages and positions are set forth below.

NAME                                        AGE                         POSITION
----                                        ---                         --------
Robert G. Paul............................  59    President, Chief Executive Officer and Director
Robert A. Youdelman.......................  59    Executive Vice President and Chief Financial Officer
Peter G. de Villiers......................  48    Vice President
James L. LePorte, III.....................  47    Vice President -- Finance
Laura C. Meagher..........................  41    Secretary and General Counsel
Roger L. Schroeder........................  48    Treasurer and Assistant Secretary
Philip Wm. Colburn........................  73    Chairman of the Board
J. Chisholm Lyons(1)......................  73    Vice Chairman of the Board
John F. McNiff(1).........................  59    Director
Charles W. Robinson(2)....................  82    Director
Dr. Martyn F. Roetter(2)..................  56    Director
Gary B. Smith(1)..........................  43    Director
Kathleen M.H. Wallman(2)..................  44    Director

---------------
(1) Member of Audit Committee

(2) Member of Management Compensation Committee

     Set forth below is biographical information for our executive officers and directors listed above.

     Robert G. Paul has been our President and Chief Executive Officer since February 1991 and has served as a director since March 1990. He was our President and Chief Operating Officer from December 1989 to February 1991, Senior Vice President -- Finance from April 1987 to December 1989, Vice President -- Finance from January 1987 to April 1987 and a Vice President from 1974 to January 1987. He also was President of the Antenna Specialists Company from 1978 to June 1990. Mr. Paul joined us in 1970 as an Assistant to the President and also served as Assistant Treasurer from 1970 to 1972. He was elected our Treasurer in 1972 and Vice President and Treasurer in 1974. Mr. Paul also is a Director of Rogers Corporation.

     Robert A. Youdelman joined us in 1977 as Director of Taxes and was elected Vice President -- Taxation in February 1980. In December 1989, he was elected our Senior Vice President -- Finance, Chief Financial Officer and Assistant Secretary and was promoted to Executive Vice President in February 1997. Mr. Youdelman is an attorney.

     Peter G. de Villiers joined us in July 1992 upon our acquisition of Alliance Telecommunications Corporation, where he served as Vice
President -- Marketing and Sales from March 1991 to June 1993. Mr. de Villiers served as Vice President -- Strategic Planning for a subsidiary of Allen Telecom upon the merger of Alliance into the subsidiary in June 1993 until February 1997. In February 1997, he was elected Vice President.

     James L. LePorte, III joined us in 1981 as Senior Financial Analyst. In 1983, he was appointed Manager of Financial Analysis and, in 1984, was named Assistant Controller. Mr. LePorte was elected our Controller in April 1988, elected a Vice President in December 1990, and served as our Treasurer from September 1995 to February 1999. Mr. LePorte was elected Vice
President -- Finance in April 1999.

     Laura C. Meagher joined us in 1999 as Corporate Counsel and was elected Secretary and General Counsel in September 1999. Prior to joining us, Ms. Meagher was an attorney with the law firm of Benesch, Friedlander, Coplan & Aronoff LLP, Cleveland, Ohio, from September 1989 to August 1999.

     Roger L. Schroeder joined us in 1981 as an Internal Auditor. In 1984, he was appointed Manager of Financial Analysis. He was promoted to Director of Financial Analysis in 1988 and named Director of Financial Analysis and Insurance in 1993. Mr. Schroeder was elected Assistant Secretary in December

1992 and Assistant Treasurer in April 1997, and was promoted to Treasurer and Assistant Secretary in February 1999.

     Philip Wm. Colburn has been a director since April 1975 and has been Chairman of the Board since December 1988 and a consultant to Allen Telecom since December 1991. Mr. Colburn was also our Chief Executive Officer from March 1988 to February 1991 and President from March 1988 to December 1989. Mr. Colburn was President, PWC Associates, management consulting, Los Angeles, California, from June 1981 to March 1988. He had been our Executive Vice President from February 1976 to June 1981 and thereafter until March 1988 was a consultant to us. Mr. Colburn is also a director of Superior Industries International, Inc. and TransPro, Inc.

     J. Chisholm Lyons has been a director since October 1969. He has been Counsel with the law firm Gowlings LaFleur Henderson LLP, incorporating the practice of Smith Lyons, barristers and solicitors, Toronto, Canada, since May 1993. Mr. Lyons was a partner of the law firm for 31 years until May 1993. Mr. Lyons has been our Vice Chairman of the Board since September 1979. As Vice Chairman, he was our employee from September 1979 to September 1989, and is presently a consultant to us.

     John F. McNiff has been a director since June 1995 and has been a trustee of the Haven Fund, a public mutual fund, since 1996. Mr. McNiff was Vice President -- Finance and director of Dover Corporation, a manufacturer of industrial products and equipment, from 1983 and 1996, respectively, until May 2000.

     Charles W. Robinson has been a director since April 1979 and has been the Chairman of Robinson & Associates Inc., a venture capital investment firm located in Santa Fe, New Mexico, since January 1989. Mr. Robinson has also been President of Dyna Yacht Inc., a sailboat designer located in San Diego, California, since early 1991 and President of Mangia Onda Co., a power boat designer, since early 1998. Mr. Robinson is also a director of Nike Inc.

     Dr. Martyn F. Roetter has been a director since July 1998 and has been the Vice President, Communications and Information Technology of Arthur D. Little, Inc., a consulting firm located in Cambridge, Massachusetts, since February 1996. Mr. Roetter was the Vice President, Communications and Information Technologies of Decision Resources, a consulting firm located in Waltham, Massachusetts, from April 1992 to February 1996.

     Gary B. Smith has been a director since February 1999 and has been the President and founder of ColorID, LLC, an Internet based reseller company, since June 1999 and a director and founder of WorkWireless.com, a company that sells Internet based software to cellular resellers, since October 1999. Mr. Smith also has been a Management Consultant in Cornelius, North Carolina since December 1998. Mr. Smith was a director and the President of Glenayre Technologies, Inc., a manufacturer of paging products and systems located in Charlotte, North Carolina, from June 1996 to December 1998 and the Chief Executive Officer of Glenayre from January 1997 to December 1998. Mr. Smith also served as the Executive Vice President and General Manager of Glenayre's Wireless Messaging Group from September 1994 to June 1996, and in various management positions, including Chief Technology Officer, from 1983 to September 1994.

     Kathleen M.H. Wallman has been a director since December 2000 and is the President and Chief Executive Officer of Wallman Strategic Consulting LLC, a provider of strategic advice in the areas of video, voice and data communications and information technology. Ms. Wallman is also a principal of Critical Infrastructure Fund, L.P., which specializes in wireless communications and infrastructure investments. Ms. Wallman is also a director of Micromuse, Inc., a publicly traded network reliability software company. Ms. Wallman has also served in a number of governmental positions relating to telecommunications and technology matters, including senior staff positions at the FCC.

     There is no family relationship between any of our executive officers. All of our officers hold office until the first meeting of directors following the annual meeting of stockholders and until their successors have been elected and qualified.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial owners of more than 5% of the outstanding shares of our common stock as of December 31, 2001, at which date we had 30,417,859 shares of common stock outstanding.

                                                               NUMBER
NAME AND ADDRESS OF BENEFICIAL OWNERS                         OF SHARES     PERCENT
-------------------------------------                         ---------     -------
State of Wisconsin Investment Board.........................  5,523,000(a)   18.16%
  P.O. Box 7842
  Madison, Wisconsin 53707
Gabelli Funds, Inc. et al...................................  3,259,387(b)   10.72%
  One Corporate Center
  Rye, New York 10580
Mellon Financial Corporation................................  2,993,946(c)    9.84%
  One Mellon Center
  500 Grant Street
  Pittsburgh, Pennsylvania 15258
Bartley R.F. Systems Trust..................................  2,271,391(d)     7.5%
  93 Hilldale Avenue
  South Hampton, New Hampshire 03827
David J. Greene and Company, LLC............................  1,878,610(e)    6.18%
  599 Lexington Avenue
  New York, New York 10022

---------------
(a) Based on the Schedule 13G filed by the State of Wisconsin Investment Board under the Exchange Act on February 11, 2002, the State of Wisconsin Investment Board held sole dispositive power and sole voting power over all of such shares as of February 15, 2002.

(b) Based on the Schedule 13D filed jointly by Mario J. Gabelli, Marc J. Gabelli and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer under the Exchange Act on May 11, 2001, (i) Gabelli Funds, LLC held sole dispositive power and sole voting power over 947,000 of such shares, (ii) GAMCO Investors, Inc. held sole dispositive power and sole voting power over 2,286,387 of such shares,
    (iii) Gabelli Advisors, Inc. held sole dispositive power and sole voting power over 10,000 of such shares and (iv) Gabelli International Limited held sole dispositive power and sole voting power over 16,000 of such shares.

(c) Based on the Schedule 13G filed jointly by Mellon Financial Corporation, The Boston Company, Inc. and The Boston Company Asset Management, LLC under the Exchange Act on January 22, 2002, (i) Mellon Financial Corporation held sole voting power over 2,518,991 of such shares, shared voting power over 345,100 of such shares, sole dispositive power over 2,993,846 of such shares and shared dispositive power over 100 of such shares, (ii) The Boston Company, Inc. held sole voting power over 2,085,300 of such shares, shared voting power over 345,000 of such shares and sole dispositive power over 2,533,900 of such shares and (iii) The Boston Company Asset Management, LLC held sole voting power over 1,483,500 of such shares, shared voting power over 345,000 of such shares and sole dispositive power over 1,932,100 of such shares.

(d) Based on the Schedule 13G filed jointly by Bartley R.F. Systems Trust, Richard J. Bartley, Jr., Lucy M. Bartley and Stephanie J. Bartley under the Exchange Act on January 8, 2002, (i) Bartley R.F. Systems Trust held sole dispositive power and sole voting power over 2,271,391 of such shares, and
    (ii) each of Richard J. Bartley, Jr., Lucy M. Bartley and Stephanie J. Bartley held shared dispositive and shared voting power over 2,271,391 of such shares.

(e) Based on the Form 13F filed by David J. Greene and Company, LLC under the Exchange Act on November 15, 2001, David J. Greene and Company, LLC held sole voting power over 1,457,670 of such shares and no voting power over 420,940 of such shares.

                 DESCRIPTION OF THE CONVERTIBLE PREFERRED STOCK

     The following is a summary of certain provisions of the certificate of designation for our Series D convertible preferred stock, which we refer to as the convertible preferred stock. A copy of the certificate of designation for the convertible preferred stock, which includes the form of convertible preferred stock share certificate, is available upon request to our General Counsel at our address set forth under "Incorporation of Certain Documents By Reference." The following summary of the terms of the certificate of designation does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms "we," "us" and "our" refer to Allen Telecom Inc., and not to any of its subsidiaries.

GENERAL

     Under our second restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 3,000,000 shares of preferred stock, without par value, in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions, as shall be set forth in the resolutions providing for the issue of any such series of preferred stock.

     At the consummation of this offering, we will issue 1,000,000 shares of the convertible preferred stock. In addition, we have granted the underwriters an option to purchase up to 150,000 additional shares of the convertible preferred stock to cover over-allotments.

     We currently have no shares of preferred stock outstanding. Our board of directors has also authorized the issuance of up to 500,000 shares of Series C Junior Participating Preferred Stock in connection with the adoption of our share purchase rights plan in January 1998. No shares of Series C Junior Participating Preferred Stock are outstanding. See "Description of Certain Indebtedness and Capital Stock -- Capital Stock."

     When issued, the convertible preferred stock and any common stock issued upon the conversion of the convertible preferred stock will be fully paid and nonassessable. The holders of the convertible preferred stock will have no preemptive or preferential right to purchase or subscribe to our capital stock, obligations, warrants or any of our other securities of any class.

     The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of the convertible preferred stock and any common stock issued upon conversion thereof or as dividends in respect of the convertible preferred stock will be Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

     The convertible preferred stock will be subject to mandatory conversion, as described below under "-- Mandatory Conversion," and mandatory redemption, as described below under "-- Mandatory Redemption."

RANKING; AMENDMENTS

     The convertible preferred stock will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

     - senior to our common stock and to the Series C Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established after the original issue date of the convertible preferred stock (the "Issue Date"), by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as "Junior Stock");

     - on parity with any class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank on parity with the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as "Parity Stock"); and

     - junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as "Senior Stock").

     While any shares of convertible preferred stock are outstanding, we may not authorize, increase the authorized amount of or issue any shares of any class or series of Senior Stock (or any security convertible into Senior Stock), or adopt amendments to our certificate of incorporation (which includes the certificate of designation for the convertible preferred stock) or by-laws that would materially affect the existing terms of the convertible preferred stock, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock. The certificate of designation will provide that, except as otherwise required by law, the authorization of, the increase in the authorized amount of or the issuance of any class or series of Parity Stock or Junior Stock does not require the consent of any holder of convertible preferred stock and is not deemed to materially affect the existing terms of the convertible preferred stock as to dividend rights or rights upon liquidation or otherwise. See "-- Voting Rights."

DIVIDENDS

     Subject to the rights of any holders of Senior Stock and Parity Stock, holders of shares of convertible preferred stock will be entitled to receive, when, as and if declared by our board of directors out of our assets which are
legally available for payment, dividends at the annual rate of      % of the
liquidation preference of $50.00 per share of convertible preferred stock. This
is equivalent to $     per share annually.

     Dividends on the convertible preferred stock will be payable quarterly, in arrears, on February 15, May 15, August 15 and November 15 of each year,
commencing           15, 2002 (each, a "Dividend Payment Date"). Dividends will be payable from the most recent Dividend Payment Date or, in the case of the
dividend payable on        15, 2002, from the Issue Date of the convertible
preferred stock. Dividends payable on the convertible preferred stock for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Each dividend will be payable to holders of record as they appear on our stock records at the close of business on the 15th day prior to the relevant Dividend Payment Date, or such other record date designated by our board of directors with respect to the relevant Dividend Payment Date (the "Record Date").

     At our option, any dividend on the convertible preferred stock will be payable:

     - in cash;

     - in shares of our common stock; or

     - in a combination of cash and shares of our common stock.

If we elect to pay any portion of a dividend in shares of common stock:

     - we will give notice of our election, by issuing a press release for publication on the PR Newswire or an equivalent newswire service if required by and in accordance with the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our common stock is listed or traded, and by mail or publication (with subsequent prompt notice by mail) to the holders of the convertible preferred stock at least ten days in advance of the Record Date for the relevant Dividend Payment Date; and

     - the number of shares of common stock to be issued as a dividend on the applicable Dividend Payment Date per share of convertible preferred stock will be determined by dividing the difference
       between $          and the amount of the cash dividend, if any, to be
       paid with respect to each share of convertible preferred stock, by the product of (x) 95% and (y) the average of the daily closing prices of our common stock as reported on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) for the ten consecutive trading days ending on and including the fifth trading day before the Dividend Payment Date.

     If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that period and such undeclared or unpaid dividend will not accumulate, but the conversion ratio per share of convertible preferred stock described below under "-- Conversion Rights; Conversion Ratio" shall automatically increase on the dividend payment date on which such dividend would have been paid by 115% of the number of shares of common stock that we would have been required to issue as a stock dividend on each share of convertible preferred stock to pay the dividend for that quarterly dividend period in full. This adjustment to the conversion ratio shall be deemed to fully satisfy in all respects our dividend payment for such quarterly dividend period.

     This automatic increase in the conversion ratio will occur each time our board does not declare a dividend or we fail to pay a dividend declared by our board for a quarterly dividend period, and such conversion ratio increases will accumulate until such time as you may elect to exercise your conversion option described below under "-- Conversion Rights; Conversion Ratio" or "-- Change of Control" or we mandatorily convert the outstanding shares of convertible preferred stock as described below under "-- Mandatory Conversion." We will furnish you written notice of any automatic increase in the conversion ratio as described below under "-- Conversion Rights; Conversion Ratio."

     The transfer agent will be authorized and directed in the certificate of designation to:

     - aggregate any fractional shares of our common stock that may be distributed as dividends;

     - sell them at the best available price; and

     - distribute the proceeds to the holders of the convertible preferred stock in proportion to their respective interests.

     We will pay the expenses of the transfer agent with respect to any sale of the aggregated fractional shares, including brokerage commissions. If the sale by the transfer agent of the aggregated fractional interests would be restricted, we will agree with the transfer agent on other appropriate arrangements for the cash realization of fractional interests.

     All shares of common stock distributed on any Dividend Payment Date in payment of dividends on the convertible preferred stock will be freely transferable without restriction under the Securities Act.

     We will not declare or pay, or set apart any sum for the payment of any dividend or other distribution in respect of any Parity Stock or Junior Stock, unless our board of directors has declared, and we have not failed to pay, a dividend with respect to the quarterly dividend period in which such payment of a dividend or other distribution in respect of any Parity Stock or Junior Stock would occur.

     Notwithstanding anything herein to the contrary, we may:

     - declare and pay dividends on Parity Stock which are payable solely in shares of Parity Stock or Junior Stock;

     - declare and pay dividends on Junior Stock which are payable solely in shares of Junior Stock;

     - declare and pay dividends on Parity Stock or Junior Stock by increasing the liquidation value of the Parity Stock or Junior Stock, as applicable;

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     - repurchase, redeem or otherwise acquire Junior Stock in exchange for
       Junior Stock; or

     - repurchase, redeem or otherwise acquire Parity Stock in exchange for Parity Stock or Junior Stock.

     Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the convertible preferred stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. See "Risk Factors -- Risks Relating to This Offering -- We may be restricted from paying dividends on the convertible preferred stock or, in the event our board does not declare or we do not pay a dividend, we may be restricted from increasing the conversion ratio."

MANDATORY REDEMPTION

     On but not before February   , 2014 (the "Mandatory Redemption Date"),
subject to legal availability of funds, we will be required to redeem all of the outstanding shares of convertible preferred stock at a redemption price, payable in cash, equal to the liquidation preference. You will not be entitled to receive any additional amount to compensate you for accumulated increases in the conversion ratio in respect of undeclared or unpaid dividends through the Mandatory Redemption Date. The certificate of designation for the convertible preferred stock will provide that we will take all actions required or permitted under Delaware law to permit the redemption.

     We will give you notice of the mandatory redemption:

     - by issuing a press release for publication on the PR Newswire or an equivalent newswire service, if required by and in accordance with the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our common stock is listed or traded; and

     - by mail or publication (with subsequent prompt notice by mail), at least 15 days in advance of the Mandatory Redemption Date.

     In addition to any information required by applicable law or regulation, the press release and notice of mandatory redemption shall state, as appropriate:

     - the Mandatory Redemption Date;

     - the number of shares of convertible preferred stock to be mandatorily redeemed;

     - that each outstanding share of convertible preferred stock will be redeemed for cash equal to the liquidation preference, $50.00;

     - that dividends on the convertible preferred stock to be mandatorily redeemed will cease to be payable on the Mandatory Redemption Date; and

     - the prevailing conversion ratio.

     Your option to convert shares of convertible preferred stock into common stock will terminate at the close of business on the business day preceding the Mandatory Redemption Date, unless we default in making payment of any cash payable upon mandatory redemption.

LIQUIDATION PREFERENCE

     In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of convertible preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), a liquidation preference in the amount of $50.00 per share of convertible preferred stock. You will not be entitled to receive any additional amount to compensate you for accumulated increases in the conversion ratio in respect of undeclared or unpaid dividends through the date of liquidation.

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     If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the convertible preferred stock and all Parity Stock are not paid in full, the holders of the convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and, if applicable in the case of Parity Stock, accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of the convertible preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our assets or business (other than in connection with the liquidation, winding-up or dissolution of our business), nor our merger or consolidation into or with any other person, will be deemed to be a voluntary or involuntary liquidation, winding-up or dissolution.

     The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the convertible preferred stock, which has no par value.

VOTING RIGHTS

     The holders of the convertible preferred stock have no voting rights except as otherwise required by Delaware law from time to time.

     In addition, while any shares of convertible preferred stock are outstanding, we may not authorize, increase the authorized amount of or issue any shares of any class or series of Senior Stock (or any security convertible into Senior Stock), or adopt amendments to our certificate of incorporation (which includes the certificate of designation for the convertible preferred stock) or by-laws that would materially affect the existing terms of the convertible preferred stock, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of convertible preferred stock. The certificate of designation will provide that, except as otherwise required by law, the authorization of, the increase in the authorized amount of or the issuance of any shares of any class or series of Parity Stock or Junior Stock does not require the consent of any holder of convertible preferred stock, and is not deemed to materially adversely affect the existing terms of the convertible preferred stock.

     In all cases in which the holders of convertible preferred stock are entitled to vote, each share of convertible preferred stock shall be entitled to one vote.

CONVERSION RIGHTS; CONVERSION RATIO

     Shares of convertible preferred stock will be convertible at your option at any time into:

     - shares of our common stock, which is calculated by dividing the liquidation preference per share of the convertible preferred stock, $50.00, by the conversion price, which is initially $ per share of common stock; plus

     - cash in lieu of any fractional share. See "-- Fractional Shares."

     The initial conversion price is subject to adjustment as described below under "-- Conversion Price Adjustment" (such price or adjusted price being referred to as the "Conversion Price").

     We refer to the number of shares of common stock into which each share of convertible preferred stock may be converted at any time, based upon the Conversion Price, as the conversion ratio. The conversion ratio will automatically increase if our board does not declare a dividend or if we fail to pay a dividend declared by our board for any quarterly dividend period, as described above under "-- Dividends."

     We will give you notice of any automatic increase in the conversion ratio:

     - by issuing a press release for publication on the PR Newswire or an equivalent newswire service, if required by and in accordance with the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our common stock is listed or traded; and

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

     - by mail or publication (with subsequent prompt notice by mail), at least ten days in advance of the Record Date for the relevant Dividend Payment Date, in the event that our board of directors does not declare a dividend for any quarterly dividend period, or no more than three days after the relevant Dividend Payment Date, in the event that we fail to pay a dividend declared by our board for any quarterly dividend period.

     Your option to convert shares of convertible preferred stock into common stock will terminate at the close of business on the business day preceding the Mandatory Redemption Date, unless we default in making payment of any cash payable upon mandatory redemption. See "-- Mandatory Redemption."

     All shares of common stock distributed upon conversion of the convertible preferred stock will be freely transferable without restriction under the Securities Act.

     If a dividend is declared by our board of directors for any quarterly dividend period, the holders of shares of convertible preferred stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date, unless we default in payment of the dividend due on that Dividend Payment Date, in which case such holders shall be issued on the Dividend Payment Date, in addition to the shares of common stock issued on the conversion date, an additional number of shares of common stock per converted share of convertible preferred stock equal to the automatic increase in the conversion ratio described under "-- Dividends." However, shares of convertible preferred stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment in cash of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of convertible preferred stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive any dividend payable by us on the convertible preferred stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of convertible preferred stock for conversion.

MANDATORY CONVERSION

     At any time on or after February   , 2005, we may, at our option, cause
each share of convertible preferred stock to be automatically converted into that number of shares of common stock equal to the then prevailing conversion ratio. We may exercise this right to cause a mandatory conversion only if the closing price of our common stock as reported on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) equals or exceeds 125% of the then prevailing Conversion Price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release, or, if no press release is issued, mailing of a notice announcing the mandatory conversion as described below.

     To exercise the mandatory conversion right described above, if required by the federal securities laws or the rules of any stock exchange on which the convertible preferred stock or our common stock is listed or traded, we must issue a press release for publication on the PR Newswire or an equivalent newswire service prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such a mandatory conversion. Whether or not a press release is issued, we will give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the convertible preferred stock not later than the 15th day prior to the date on which the mandatory conversion will occur (the "Mandatory Conversion Date"), announcing our intention to mandatorily convert the convertible preferred stock. The Mandatory Conversion Date will be a date that we select and will be at least 15 days but not more than 30 days after the date on which we issue such press release, or if no press release is issued, mail such notice.

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

     In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

     - the Mandatory Conversion Date;

     - the number of shares of common stock to be issued upon the mandatory conversion of each share of convertible preferred stock;

     - the number of shares of convertible preferred stock to be converted; and

     - that dividends on the convertible preferred stock to be converted will cease to be payable on the Mandatory Conversion Date.

     On and after the Mandatory Conversion Date, dividends will cease to be payable on the convertible preferred stock called for a mandatory conversion and all rights of holders of such convertible preferred stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. Any dividend payment declared by our board of directors with respect to the convertible preferred stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date.

     In addition to the mandatory conversion provision described above, if there are less than 100,000 shares of convertible preferred stock outstanding, we may, at any time on or after February , 2006, at our option, cause each outstanding share of convertible preferred stock to be automatically converted into the lesser of:

     - the number of shares of common stock equal to the then prevailing conversion ratio; and

     - the number of shares of common stock equal to the liquidation preference, $50.00, divided by the Market Value (as defined in "-- Conversion Price Adjustment") for the period ending on the second trading day immediately prior to the Mandatory Conversion Date, plus the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared or unpaid dividends through the Mandatory Conversion Date.

     The provisions of the second and fourth paragraphs of this subsection entitled "-- Mandatory Conversion" shall also apply to any mandatory conversion pursuant to the preceding paragraph. In addition to any information required by applicable law or regulation, the press release and notice of such a mandatory conversion shall state, as appropriate:

     - the Mandatory Conversion Date;

     - the number of shares of convertible preferred stock to be converted;

     - that dividends on the convertible preferred stock to be converted will cease to be payable on the Mandatory Conversion Date;

     - the then prevailing conversion ratio; and

     - that the number of shares of common stock to be issued upon conversion of each share of convertible stock shall be equal to the lesser of the prevailing conversion ratio and the Market Value for the period ending on the second trading day immediately prior to the Mandatory Conversion Date, plus the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared and unpaid dividends through the Mandatory Conversion Date.

FRACTIONAL SHARES

     No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or mandatory. Any fractional interest in a share of

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

common stock resulting from conversion will be paid in cash based on the last reported sale price of the common stock on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) at the close of business on the trading day next preceding the date of conversion.

     Fractional shares of common stock that may be distributed as dividends will be aggregated and sold at the best available price by the transfer agent, and the proceeds of the sale will be distributed to the holders of the convertible preferred stock in proportion to their respective interests, as described above under "-- Dividends."

CONVERSION PRICE ADJUSTMENT

     The Conversion Price is subject to adjustment, in accordance with formulas that will be set forth in the certificate of designation, in certain events, including upon:

     - any payment of a dividend (or other distribution) payable in shares of common stock on any class of our capital stock (other than the issuance of shares of common stock in connection with the payment in conversion of convertible preferred stock or dividends in respect of the convertible preferred stock or any Parity Stock);

     - any issuance to all holders of shares of common stock of rights, options or warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock at less than the Market Value for the period ending on the date of issuance; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of convertible preferred stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of convertible preferred stock into common stock; and provided further, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

     - any subdivision, combination or reclassification of the common stock;

     - any dividend or distribution to all holders of shares of common stock (other than a dividend or distribution referred to in the second bullet-pointed clause above) made pursuant to any shareholder rights plan, "poison pill" or similar arrangement and excluding dividends payable upon the convertible preferred stock;

     - any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in the immediately preceding bullet-pointed clause above, or cash distributed upon a merger or consolidation to which the final paragraph of this subsection entitled "Conversion Price Adjustment" applies) to all holders of shares of common stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then-preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of common stock concluded within the then-preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization (defined as the product of the then-current market price of the common stock times the number of shares of common stock then outstanding) on the record date of such distribution;

     - the completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of common stock expiring within the then-preceding 12 months in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in the immediately preceding bullet-pointed clause to all holders of shares of common stock within the

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

       then-preceding 12 months in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer; or

     - a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than common stock or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above).

     The adjustment referred to in the sixth bullet point above will only be made if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange by 5% or more. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments, whether or not made, amount to 1% or more of the Conversion Price as last adjusted. We reserve the right to make such reductions in the Conversion Price, in addition to those required in the foregoing provisions, as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     The term "Market Value" means the average closing price of the common stock for a five consecutive trading day period on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock).

     In the event that we distribute rights or warrants (other than those referred to in the second bullet point in this subsection entitled
"-- Conversion Price Adjustment") pro rata to holders of shares of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any convertible preferred stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock then issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows:

     - if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants; and

     - if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such convertible preferred stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date had such convertible preferred stock been converted immediately prior to such Distribution Date in accordance with the terms and provisions applicable to the rights or warrants.

     The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

     Following our reclassification, consolidation or merger with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), each share of convertible preferred stock then outstanding will, without the consent of any holder of convertible preferred stock, be convertible at any time at the option of the holder thereof only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such convertible preferred stock was convertible immediately prior thereto, after giving effect to any adjustment event.

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

     Any adjustment to the Conversion Price will result in a change in the conversion ratio.

CHANGE OF CONTROL

     Except as provided below, upon a Change of Control (as defined below), holders of convertible preferred stock shall, in the event that the liquidation preference, $50.00, divided by the Market Value at such time plus the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared or unpaid dividends is less than the conversion ratio, have a one-time option to convert all of their outstanding shares of convertible preferred stock into a number of shares of common stock equal to the liquidation preference, $50.00, divided by an adjusted Conversion Price equal to the greater of:

     - the Market Value (as defined above under "-- Conversion Price Adjustment") as of the Change of Control date; and

     - $       , which is 66 2/3% of the recent common stock price set forth on the cover of this prospectus,

plus, in either case, the aggregate number of shares of common stock by which the conversion ratio has been increased in respect of undeclared or unpaid dividends through the change of control date.

This option shall be exercisable during a period of not less than 30 days nor more than 60 days commencing on the third business day after notice of the Change of Control is given by us in the manner that will be specified in the certificate of designation.

     In lieu of converting the convertible preferred stock into shares of common stock in the event of a Change of Control, we may, at our option, redeem each share of convertible preferred stock for cash equal to the Market Value determined for the period ending on the Change of Control date multiplied by the number of shares of common stock that would be issuable upon conversion of each share of convertible preferred stock as described in the first paragraph of this subsection entitled "-- Change of Control."

     Notwithstanding the foregoing, upon a Change of Control in which (x) each holder of our common stock receives consideration consisting solely of common stock of the successor, acquiror or other third party (and cash paid in lieu of fractional shares) that is listed on a national securities exchange or quoted on the Nasdaq National Market and (y) all of our common stock has been exchanged for, converted into or acquired for common stock of the successor, acquiror or other third party (and cash in lieu of fractional shares), and the convertible preferred stock becomes convertible solely into such common stock, the Conversion Price will not be adjusted as described in the first paragraph of this subsection entitled "Change of Control."

     "Change of Control" will be defined in the certificate of designation as any of the following events:

     - the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our assets (determined on a consolidated basis) to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act);

     - the adoption of a plan the consummation of which would result in our liquidation or dissolution;

     - the acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Exchange Act), of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock; or

     - during any period of two consecutive years, individuals who at the beginning of such period composed our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our stockholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

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     The phrase "all or substantially all" of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of our assets.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The certificate of designation will provide that we may, without the consent of the holders of any of the outstanding convertible preferred stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our assets to any person or permit any person to consolidate with or merge into, or transfer or lease all or substantially all our properties to us; provided, however, that:

     - the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof;

     - the shares of convertible preferred stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the convertible preferred stock had immediately prior to such transaction; and

     - we deliver to the transfer agent an officers' certificate and an opinion of counsel stating that such transaction complies with the certificate of designation.

     Upon our consolidation with, or merger into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of ours under the shares of convertible preferred stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the convertible preferred stock.

SEC REPORTS

     Whether or not we are required to file reports with the SEC, if any shares of convertible preferred stock are outstanding, we shall file with the SEC all such reports and other information as we would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See "Where You Can Find More Information." We will supply each holder of convertible preferred stock, upon request to our General Counsel at our address set forth under "Incorporation of Certain Documents By Reference," at no charge, copies of such reports or other information.

BOOK-ENTRY, DELIVERY AND FORM

     The Depository Trust Company, or DTC, will act as securities depositary for our convertible preferred stock. Our convertible preferred stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of our convertible preferred stock, will be issued and deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

     The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in our convertible preferred stock so long the shares of our convertible preferred stock are represented by global security certificates.

     The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal

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Reserve System, a "clearing corporation" within the meaning of the New York
Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

     No convertible preferred stock represented by global security certificates may be exchanged in whole or in part for our convertible preferred stock registered, and no transfer of global security certificates will be made in whole or in part for our convertible preferred stock registered, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless, however, the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates, has ceased to be qualified to act or there is a continuing default by us in respect of our obligations under our convertible preferred stock, the certificate of designation or any other principal agreements or instruments executed in connection with this offering. All shares of our convertible preferred stock represented by one or more global security certificates or any portion of them will be registered in those names as the depositary may direct.

     As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of our convertible preferred stock represented by those certificates for all purposes under our convertible preferred stock. Except in the limited circumstances referred to above, owners of beneficial interest in global security certificates will not be entitled to have the global security certificates or shares of our convertible preferred stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of our convertible preferred stock certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of our convertible preferred stock represented by those certificates for any purpose under our convertible preferred stock. All payments on our convertible preferred stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

     Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants' interests or by the participant with respect to interests of persons held by the participants on their behalf.

     Procedures for conversion of the convertible preferred stock will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

     Neither we, nor any of our agents, will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to those beneficial ownership interests.

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     The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

REPLACEMENT OF CONVERTIBLE PREFERRED STOCK CERTIFICATES

     If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

     We, however, are not required to issue any certificates representing shares of our convertible preferred stock on or after any conversion date thereof. In place of the delivery of a replacement certificate following such conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of our convertible preferred stock evidenced by the certificate.

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             DESCRIPTION OF CERTAIN INDEBTEDNESS AND CAPITAL STOCK

REVOLVING CREDIT FACILITY

     Our revolving credit facility provides for revolving credit loans in an aggregate principal amount of up to $105.0 million subject to a reduction in commitment by the lesser of $30 million or 60% of the net proceeds from this offering. Our revolving credit facility includes a $25.0 million sublimit available for the issuance of letters of credit and a $10.0 million sublimit for swingline loans. We have used $12.4 million of the letter of credit sublimit primarily for the issuance of letters of credit relating to our industrial revenue bonds. As of September 30 2001, we had unused borrowing availability under our revolving credit facility of approximately $26.0 million. A portion of the proceeds from this offering will be used to repay a portion of the indebtedness outstanding under our revolving credit facility. See "Use of Proceeds."

     We can use the proceeds of all loans and letters of credit for general corporate purposes. Borrowings under our revolving credit facility bear interest based on prime or LIBOR. Borrowings under our revolving credit facility mature on December 31, 2003, or if earlier, the date on which a change of control occurs.

     Our obligations under our revolving credit facility are secured by substantially all of our domestic assets and 65% of the stock of applicable foreign subsidiaries and are guaranteed by some of our domestic subsidiaries. Our revolving credit facility contains a number of covenants that restrict our operations. Among other things, our revolving credit facility restricts our ability to (1) acquire or merge with other businesses, (2) liquidate or sell our assets outside the ordinary course of business, (3) incur additional indebtedness and create liens on assets, (4) pay dividends, redeem stock or make capital distributions, and (5) engage in certain transactions with subsidiaries and affiliates. In addition, our revolving credit facility requires us to comply with certain financial covenants, including requiring us to comply with covenants related to minimum consolidated net worth, total debt to EBITDA ratios, minimum consolidated EBITDA levels and minimum liquidity ratios. Our revolving credit facility permits us to pay cash dividends on our convertible preferred stock and to redeem our capital stock if (i) we are not in default immediately before and immediately after giving effect to the redemption, (ii) we are in compliance with our minimum consolidated net worth covenant, (iii) the ratio of our total consolidated debt to our consolidated earnings before income taxes, depreciation and amortization is less than 3.00 to 1.00, and (iv) the ratio of our consolidated earnings before income taxes to consolidated interest expense is greater than 2.00 to 1.00.

SENIOR NOTE PURCHASE AGREEMENT

     In 1997, we issued senior notes in the aggregate principal amount of $65.0 million. The senior notes were issued in three series: (i) $9.0 million aggregate principal amount of the notes designated as 6.60% senior notes, Series 1997-A; (ii) $47.0 million aggregate principal amount of the notes designated as 6.65% senior notes, Series 1997-B; and (iii) $9.0 million aggregate principal amount of the notes designated as 6.74% senior notes, Series 1997-C, which will mature on November 14, 2003, November 14, 2007 and November 14, 2007, respectively.

     The debt represented by the senior notes is senior indebtedness, secured by all of our domestic assets and 65% of the stock of applicable foreign subsidiaries. We made a repayment in the amount of $3.0 million on the Series 1997-A on November 14, 2001 and are required to make an additional repayment in the amount of $3.0 million on the Series 1997-A on each of November 14, 2002 and November 14, 2003. We are also required to make repayments in the amount of $7.8 million on the Series 1997-B on November 14, 2002 and on each November 14th thereafter to and including November 14, 2007. The Series 1997-C are not subject to required prepayment.

     The note purchase agreement related to the senior notes contains a number of covenants that restrict our operations. Among other things, the note purchase agreement restricts our ability to:

     - acquire or merge with other businesses;

     - liquidate or sell our assets outside the ordinary course of business;

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     - incur additional indebtedness and create liens on our assets;

     - pay dividends, redeem stock or make capital contributions; and

     - engage in certain transactions with subsidiaries and affiliates.

In addition, the note purchase agreement requires us to comply with a maximum consolidated indebtedness to consolidated total capitalization ratio and a priority debt ratio.

OTHER INDEBTEDNESS

     Our floating rate industrial revenue bonds, which total approximately $11.9 million at September 30, 2001, were issued in 1985 and 1987. The bonds are due in 2012, 2015 and 2025. These bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the agreements, which was approximately 2.25% at September 30, 2001 and are backed by letters of credit issued by one of the banks in our revolving credit facility.

     At September 30, 2001, we had approximately $41.0 million of uncommitted short-term bank credit lines which may be utilized by our European subsidiaries. At September 30, 2001, borrowings under these lines totaled approximately $7.2 million. Borrowings under these credit lines bear interest based on LIBOR.

     Our foreign long-term debt includes fixed and variable rate debt with the Industry Ministry of Italy, capital lease obligations and variable rate borrowings with various international banks that mature between 2002 and 2013. European long-term debt totaled approximately $10.8 million as of September 30, 2001.

CAPITAL STOCK

     Our authorized capital stock includes 50 million shares of common stock, $1.00 par value, and 3 million shares of preferred stock, without par value.

  Preferred Stock

     The preferred stock is issuable in or more series as described below. In addition to the convertible preferred stock, we have authorized 500,000 shares of Series C Junior Participating Preferred Stock in connection with our rights plan described below.

     Our certificate of incorporation and Delaware law give our board of directors the authority, without further stockholder approval, to fix the following terms with respect to shares of any series of preferred stock:

     - the designation of the series;

     - the number of shares to comprise the series;

     - the voting powers, if any;

     - the redemption time or times and price or prices, if any;

     - the dividend rate or rates payable, if any, with respect to the shares of the series, which may be cumulative or noncumulative, and the other conditions and times and relative preferences of any dividends, if any;

     - the rights upon liquidation or distribution of assets, if any;

     - the prices or rates of any conversion or exchange rights; and

     - any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of the series.

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  Share Purchase Rights Plan

     In January 1998, we adopted a share purchase rights plan and issued, as a dividend, one preferred share purchase right for each outstanding share of our common stock. One purchase right has also been issued with respect to each share of our common stock issued since the record date of that dividend.

     Each purchase right entitles the holder to buy one one-hundredth of a share of our Series C Junior Participating Preferred Stock at a price of $100.00 per one one-hundredth of a share, subject to adjustment. The purchase rights will be exercisable only if a person or group acquires 20% or more of the outstanding shares of our common stock or commences a tender or exchange offer following which it would hold 20% or more of the outstanding shares of our common stock. If a person or a group acquires 20% or more of the outstanding shares of our common stock, each holder of a purchase right will receive, upon exercise of each purchase right, shares of our common stock with a market value of two times the exercise price of the purchase right, except that purchase rights owned by that acquiring person or group will be void. In the event we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold, each holder of a purchase right will receive, upon exercise, common stock of Allen Telecom or of the acquiring company, in either case with a market value of two times the exercise price of the purchase right. Our Board may redeem the purchase rights at a price of $0.01 per purchase right prior to the time any person or group acquires 20% or more of the outstanding shares of our common stock. The purchase rights will expire on January 20, 2008, unless earlier redeemed or exchanged. The Series C Junior Participating Preferred Stock will have dividend and liquidation preference over our common stock, but will be junior to the convertible preferred stock and other series of preferred stock.

  Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although we are restricted from paying cash dividends under the terms of the agreements governing our indebtedness (and, even if we were not so restricted, we do not currently intend to pay any dividends on our common stock), holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor after payment of any dividend preference of preferred stock, including the convertible preferred stock and the Series C Junior Participating Preferred Stock. In the event of a liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of our preferred stock.

     Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

  Registrar and Transfer Agent

     The registrar and transfer agent for our common stock and Series C Junior Participating Preferred Stock is Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

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            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material United States federal income tax consequences applicable to holders of the convertible preferred stock resulting from their purchase, ownership, conversion and disposition of the convertible preferred stock and any common stock received upon its conversion. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations of the Treasury Department ("Treasury Regulations"), administrative rulings and pronouncements of the Internal Revenue Service ("IRS") and judicial decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to address all the United States federal income tax consequences that may be applicable to particular holders, including brokers or dealers in securities, financial institutions, traders in securities, persons liable for the alternative minimum tax, insurance companies, persons that hold the convertible preferred stock or common stock issued upon its conversion as part of a hedging, conversion, integrated or constructive sale transaction or as part of a straddle, persons whose functional currency is not the United States dollar and tax-exempt organizations. Furthermore, if a partnership holds convertible preferred stock, the tax treatment of the partner will generally depend on the status of the partner and the activities of the partnership. In addition, except as otherwise provided, this discussion addresses only certain United States federal income tax consequences and does not describe any United States federal estate or gift tax consequences or the tax consequences arising out of the application of the tax laws of any state, local or foreign jurisdiction. This discussion applies only to those persons who are the initial holders of the convertible preferred stock (who purchase such stock at the initial offering price for cash). In addition, except as provided below with respect to Non-U.S. Holders, this discussion is limited to those holders that are U.S. persons who will hold the convertible preferred stock and the common stock as a "capital asset" within the meaning of Section 1221 of the Code. As used herein, the term "U.S. Holder" means a holder that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation) created in or under the laws of the United States or of any State thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons); or (v) a partnership that is created or organized in or under the laws of the United States or of any state thereof. The term "Non-U.S. Holder" means any holder that is not a U.S. Holder.

     PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING, CONVERTING AND DISPOSING OF CONVERTIBLE PREFERRED STOCK AND ANY COMMON STOCK ISSUED UPON ITS CONVERSION IN LIGHT OF THEIR PERSONAL INVESTMENT CIRCUMSTANCES.

TAX CONSIDERATIONS FOR U.S. HOLDERS OF CONVERTIBLE PREFERRED STOCK

  Distributions in General

     We have the right to pay dividends on the convertible preferred stock in cash, in shares of our common stock, or a combination thereof. If we distribute our common stock, the distribution will be subject to federal income tax to the same extent as a cash distribution. The amount of the distribution for federal income tax purposes will be the fair market value of the common stock on the date of the distribution, which may be different than the price we used to determine the number of shares of common stock to be distributed in payment of the dividend.

     Distributions with respect to the convertible preferred stock or common stock issued upon its conversion will be treated as dividends (taxable as ordinary income) to the extent of our current and accumulated earnings and profits as calculated for the United States federal income tax purposes. To the extent that the amount of a distribution with respect to the convertible preferred stock or common stock issued upon its conversion exceeds our current and accumulated earnings and profits of which we currently

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have none, it will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis, and thereafter as capital gain from the sale of the convertible preferred stock (taxable as described below under "Sale, Redemption or Other Taxable Disposition of the Convertible Preferred Stock").

  Dividends to Corporate Holders

     Subject to certain exceptions and limitations, a U.S. Holder that is a corporation may be entitled to the dividends-received deduction as provided in
Section 243 of the Code (generally at a 70% rate) with respect to amounts treated as dividends on the convertible preferred stock or common stock issued upon its conversion but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. In addition, the benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders should also consider the provisions of Section 246(c), 246A and 1059 of the Code and Treasury Regulations promulgated thereunder, and IRS rulings and administrative pronouncements relating to such Code provisions.
Section 246(c) of the Code disallows the dividends-received deduction in its entirety if the holder does not satisfy the applicable holding period requirement for the dividend-paying stock for a period immediately before and immediately after such holder becomes entitled to receive each dividend on the stock. Specifically, Section 246(c)(4) of the Code provides that a holder may not count toward this minimum holding period any period in which the holder (i) has, among other things, an option to buy or sell convertible preferred stock or common stock issued upon its conversion which it owns, (ii) is under a contractual obligation to sell convertible preferred stock or common stock issued upon its conversion which it owns, (iii) has made (and not closed) a short sale of substantially identical stock or securities, or (iv) has diminished its risk of loss by holding one or more positions with respect to substantially similar or related property. For purposes of (ii) above, the obligation to sell upon the Company's exercise of its option to redeem the convertible preferred stock or common stock issued upon its conversion should not be considered a contractual obligation to sell by a corporate holder. Under certain circumstances, Section 1059 of the Code (a) reduces (but not below zero) the tax basis of stock by a portion of any "extraordinary dividends" that are eligible for the dividends-received deduction and (b) to the extent that such basis reduction would otherwise reduce the tax basis of the convertible preferred stock or common stock issued upon its conversion below zero, requires immediate recognition of gain, which is treated as gain from the sale or exchange of the stock. In the case of the convertible preferred stock, an "extraordinary dividend" would include any amount treated as a dividend with respect to a redemption that is not pro rata to all stockholders (or meets certain other requirements), without regard to either the relative amount of the dividend or the holder's holding period for the convertible preferred stock or common stock issued upon its conversion. Section 246A of the Code contains the "debt-financed portfolio stock" rules, under which the dividends-received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to its investment in the convertible preferred stock or common stock issued upon its conversion.

  Receipt of Common Stock Upon Conversion of the Convertible Preferred Stock

     Gain or loss should not be recognized by a holder upon the conversion of the convertible preferred stock into common stock, provided no cash is received upon the conversion. A holder who receives cash in lieu of a fractional share of common stock will be treated as having received such fractional share and having exchanged it for cash in a redemption, which would be treated in the manner described under "Sale, Redemption or other Taxable Disposition of the Convertible Preferred Stock." As discussed therein, a holder who cannot qualify for sale or exchange treatment under the rules applicable to redemptions will generally be taxable on the cash received in lieu of a fractional share as a distribution described in "Distributions in General" above.

     Generally, a holder's adjusted tax basis in the common stock received upon the conversion of the convertible preferred stock will equal the adjusted tax basis of the converted convertible preferred stock (other than the portion of such convertible preferred stock the conversion of which resulted in the

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recognition of gain or loss due to the receipt of cash in lieu of fractional shares). The holding period of such common stock will include the holding period of the converted convertible preferred stock.

  Adjustment of Conversion Price in Respect of Convertible Preferred Stock

     In general, adjustments to the conversion ratio of common stock to prevent dilution because of a stock dividend or stock split will not be taxable. However, an adjustment to the conversion price ratio to reflect our issuance of certain rights, warrants, evidences of indebtedness, stock, securities or other assets to holders of common stock (an "Adjustment") may result in constructive distributions to the holders of the convertible preferred stock if such change has the effect of increasing the holder's proportionate interest in the earnings and profits or assets of the Company. Such an Adjustment and constructive distribution would occur if the conversion price ratio was adjusted because our board of directors does not declare a dividend for any quarterly dividend period as described under "Description of the Convertible Preferred Stock -- Dividends." The amount of any such constructive distribution would be the fair market value on the date of the Adjustment of the number of shares of common stock which, if actually distributed to holders of convertible preferred stock, would produce the same increase in the proportionate interests of such holders in the assets or earnings and profits of the Company as that produced by the Adjustment. The distribution would be treated in the manner described above under "Distributions in General" and "Dividends to Corporate Holders."

  Excessive Redemption Price

     Under Section 305(c) of the Code and the Treasury Regulations promulgated thereunder, if the redemption price of convertible preferred stock exceeds its issue price (i.e., its fair market value at its date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under "Distributions in General" and "Dividends to Corporate Holders." A holder of such convertible preferred stock would generally be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. It is anticipated that the mandatory redemption price of the convertible preferred stock will not exceed its issue price by more than a de minimis amount. Therefore, we intend to take the position that our mandatory redemption right does not result in a constructive distribution.

  Sale, Redemption or other Taxable Disposition of the Convertible Preferred
Stock

     Upon a sale or other taxable disposition, a holder generally (except upon certain circumstances as discussed below) will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder's adjusted tax basis in the convertible preferred stock or common stock issued upon its conversion being disposed. The holder's adjusted tax basis in the convertible preferred stock will be the cost of such stock, adjusted for certain distributions and tax-free returns of capital; the holder's adjusted tax basis in any common stock issued upon the conversion of the convertible preferred stock is described above under "Receipt of Common Stock Upon Conversion of the Convertible Preferred Stock." Such gain or loss will be long-term capital gain or loss if the convertible preferred stock or common stock issued upon its conversion has been held by the holder for more than one year at the time of disposition. Long-term capital gains recognized by noncorporate taxpayers are subject to tax at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

     Gain or loss recognized by a holder on a redemption of the convertible preferred stock would be treated as a sale or exchange and therefore qualify for the treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder's interest in Allen Telecom stock is completely terminated as a result of the redemption, (ii) the holder's percentage ownership of Allen Telecom voting stock immediately after the redemption is less than 80% of such holder's percentage

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ownership immediately before the redemption or (iii) the redemption is "not essentially equivalent to a dividend." Whether a redemption is not essentially equivalent to a dividend depends on each holder's facts and circumstances, but in any event requires a "meaningful reduction" in such holder's equity interest in Allen Telecom. Under Section 318 of the Code, a person generally will be treated as the owner of Allen Telecom stock owned by certain related parties or certain entities in which the person owns an interest and stock that a holder could acquire through exercise of an option. For this purpose, an option would include the conversion right under the convertible preferred stock. A holder of the convertible preferred stock who sells some or all of the holder's Allen Telecom stock may be able to take such sales into account to determine whether any of the foregoing conditions are satisfied.

     If none of the above conditions necessary for sale or exchange treatment is satisfied, the entire amount of the cash (or property) received on a redemption will be treated as a distribution, which will be treated in the same manner as distributions described above under "Distributions in General" and "Dividends to Corporate Holders." In such case, the holder's adjusted tax basis in the redeemed convertible preferred stock would be transferred to the holder's remaining shares of Allen Telecom stock, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under Section 1059 of the Code in an amount equal to the nontaxed portion of the dividend. If the holder does not actually own any other Allen Telecom stock, but, instead, is deemed to have a constructive interest, the holder may lose the benefit of its adjusted tax basis in the convertible preferred stock. However, the holder's adjusted tax basis may be shifted to the stock of the related person whose stock the holder is deemed to own constructively.

     If the holder does not retain any shares of Allen Telecom stock, but dividend treatment arises because of the constructive ownership rules, such adjusted tax basis will be entirely lost to the holder.

INFORMATION REPORTING AND BACKUP WITHHOLDING ON U.S. HOLDERS

     Information reporting and backup withholding may apply with respect to our payments of dividends on the convertible preferred stock or common stock issued upon its conversion and to certain payments of proceeds on the sale or redemption of the convertible preferred stock. Such payments will be subject to backup withholding at a rate of 30% for 2002 and 2003, 29% for 2004 and 2005, and 28% thereafter until December 31, 2010 unless the beneficial owner of such convertible preferred stock or common stock issued upon its conversion furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the convertible preferred stock or common stock issued upon its conversion is sold to (or through) a "broker," the broker may be required to withhold such percentage of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term "broker" as defined by Treasury Regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CONVERTIBLE PREFERRED STOCK

  Dividends

     Dividends, including constructive dividends, paid to a Non-U.S. Holder of convertible preferred stock or common stock issued upon its conversion will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an income tax treaty between the United

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States and the country of which the Non-U.S. Holder is a tax resident, unless
(i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with a Form W-8ECI or (ii) if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. In order to claim the benefit of an applicable tax treaty rate, a Non-U.S. Holder generally must file with the Company or its dividend paying agent a Form W-8BEN. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to such a United States permanent establishment, are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder generally would be subject to United States withholding tax at the backup withholding rates discussed above rather than at a 30% rate or a reduced rate under an income tax treaty, unless the Non-U.S. Holder provides to the payor a Form W-8BEN (or other applicable form) certifying the status of the holder as a nonresident of the United States.

     At present, the Company does not have either current or accumulated earnings and profits as determined for United States tax purposes. Moreover, because the Company lacks earnings and profits, the Company believes that it is reasonable to take the position that there is no obligation to withhold United States tax in respect of dividends until such time as the Company has earnings and profits. If a withholding agent collects United States tax from sales proceeds or otherwise on account of a Non-U.S. Holder in respect of the convertible preferred stock or common stock issued upon its conversion for a taxable year when the Company has no earnings and profits, the Non-U.S. Holder may claim a refund of excess withholding tax by filing a United States tax return. The Company will upon request provide information reasonably necessary to support such claim.

     See above "Tax Considerations for U.S. Holders of Convertible Preferred Stock" for when distributions will be treated as dividends.

GAIN ON DISPOSITION OF CONVERTIBLE PREFERRED STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other taxable disposition of convertible preferred stock or common stock issued upon its conversion unless (i) (x) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States or (y) if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the convertible preferred stock or common stock issued upon its conversion as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates and former residents or (iv) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held the convertible preferred stock. If we currently are, or were to become, a U.S. real property holding corporation, gains realized upon a disposition of convertible preferred stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the convertible preferred stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the convertible preferred stock is "regularly traded" on an established securities market within the meaning of the applicable Treasury Regulation. It is not clear whether the convertible preferred stock will qualify as regularly traded for purposes of the aforementioned rule. However, we believe that we are not currently, and do not anticipate becoming, a "U.S. real property holding corporation" for United States federal income tax purposes.

     If an individual Non-U.S. Holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of convertible preferred stock are urged to consult their tax advisors as to the tax consequences of such sale.

     If a Non-U.S. Holder that is a foreign corporation falls under clause (i) of the first sentence above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     No United States federal income tax will be imposed on a Non-U.S. Holder upon the conversion of the convertible preferred stock into Common Stock if no cash is received. See "Tax Considerations for U.S. Holders of Convertible Preferred Stock -- Receipt of Common Stock Upon Conversion of the Convertible Preferred Stock."

  Federal Estate Tax

     Convertible preferred stock or common stock issued upon its conversion owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be included in the individual's gross estate for the United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

  Information Reporting and Backup Withholding Tax on Non-U.S. Holders

     Payment of dividends, including constructive dividends, is subject to information reporting requirements. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. As discussed above in "Tax Considerations for Non-U.S. Holders of Convertible Preferred Stock -- Dividends," United States backup withholding at the rates discussed above will generally apply on payments of dividends to Non-U.S. Holders that fail to furnish to the payor a Form W-8BEN, or otherwise establish an exemption.

     Payment by a United States office of a broker of the proceeds of a sale of convertible preferred stock or common stock issued upon its conversion, or the proceeds of a redemption of convertible preferred stock that are not treated as a dividend is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder on Form W-8BEN, or otherwise establishes an exemption. Backup withholding and information reporting generally will not apply to payment of the proceeds of a sale effected at a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other certification conditions are met, or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, which may entitle such holder to a refund, provided the required information is furnished to the IRS.

     THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF CONVERTIBLE PREFERRED STOCK IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE CONVERTIBLE PREFERRED STOCK SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement between the underwriters and us, each of the underwriters named below, through their representative, Bear, Stearns & Co. Inc., has severally agreed to purchase from us the aggregate numbers of shares of convertible preferred stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Bear, Stearns & Co. Inc. ...................................

                                                              ---------
          Total.............................................  1,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase and accept delivery of all of the shares of convertible preferred stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of convertible preferred stock.

     The underwriters propose to offer the shares of convertible preferred stock directly to the public at the public offering price set forth on the cover page of this prospectus and at such price less a concession not in excess of $
per share of convertible preferred stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters
may allow, and such dealers may re-allow, concessions not in excess of $     per
share of convertible preferred stock to certain other dealers. After the offering, the public offering price, concessions and other selling terms may be changed by the underwriters. The convertible preferred stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 150,000 additional shares of convertible preferred stock exercisable at the price to the public less underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise such option, in whole or in part, then each underwriter will become obligated, subject to conditions, to purchase a number of additional shares of convertible preferred stock approximately proportionate to such underwriter's initial purchase commitment.

     The underwriting agreement provides that we will indemnify the underwriters against certain liabilities under the Securities Act or will contribute to payments that the underwriters may be required to make in respect thereof.

     We have agreed that, for a period of 90 days from the original issuance date of the convertible preferred stock, without the prior written consent of Bear, Stearns & Co. Inc., we will not file with the SEC a registration statement under the Securities Act relating to, or directly or indirectly, sell, offer to sell, contract to sell, grant any option to purchase (other than employee stock options), issue any instrument convertible into or exchangeable for, or otherwise transfer or dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition in the future
of), any shares of our common stock, except upon the conversion, exercise or exchange of any options, warrants or other securities outstanding on the date of this prospectus in accordance with the terms thereof, or upon the exercise of any employee stock options.

     Our president and chief executive officer, executive vice president and chief financial officer and each of our directors have agreed that, for a period of 90 days from the original issuance date of the convertible preferred stock, without the prior written consent of Bear, Stearns & Co. Inc., they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or securities convertible into or exchangeable or exercisable for our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, except for certain transfers of our common stock or options to purchase our common stock that are bona fide gifts, provided that the donees agree to be bound by the restrictions described above, or certain transfers to family trusts, provided that the trustee agrees to be bound by the restrictions described above and the transfer does not involve a disposition for value.

     We issued 2,271,391 shares of our common stock to Bartley R.F. Systems, Inc. in connection with our acquisition of substantially all of its assets. On February 6, 2002, we requested pursuant to our registration rights agreement with Bartley R.F. Systems, Inc. that Bartley R.F. Systems, Inc. and related persons and entities suspend any dispositions of those shares, on or subsequent to that notice, pursuant to the registration statement and prospectus we filed for the resale of those shares for a 90-day period in connection with our offering of the convertible preferred stock.

     In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the convertible preferred stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the convertible preferred stock for their own account by selling more shares of convertible preferred stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of convertible preferred stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the convertible preferred stock by bidding for or purchasing shares of convertible preferred stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of convertible preferred stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the convertible preferred stock to the extent that it discourages resales thereof.

     Bear, Stearns & Co. Inc. or its affiliates have provided and may in the future provide investment banking or other financial services to us in the ordinary course of business, for which they may receive customary fees and expenses.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual reports, quarterly reports and current reports, proxy statements and other information with the SEC. Our file number is 1-6016. We are required to file electronic versions of these documents with the SEC. Those documents may be accessed through the SEC's Internet site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange.

     You may read and copy materials that we have filed with the SEC at the SEC Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of materials can also be obtained at prescribed rates from the SEC Public Reference Room. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates certain documents regarding us by reference which are not presented herein or delivered herewith. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. The following documents are incorporated by reference:

     - our annual report on Form 10-K for the year ended December 31, 2000;

     - our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     - the description of our common stock that is contained in our Second Restated Certificate of Incorporation (filed as Exhibit number 4(a) to our Registration Statement on Form S-8, Registration No. 333-51739, filed on May 4, 1998 (SEC file number 1-6016)); and

     - the description of our preferred stock purchase rights issued pursuant to our rights plan which is contained in our Form 8-A (as amended) filed with the SEC on January 9, 1998.

     All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

     Any statements made in this prospectus or in a document incorporated by reference herein is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated herein by reference should be read in conjunction with documents we have filed with the SEC.

     You may request a copy of these SEC filings, without charge, by written or oral request directed to our office: Allen Telecom Inc., 25101 Chagrin Boulevard, Beachwood, Ohio 44122-5687, Attention: General Counsel, Telephone:
(216) 765-5818.

                                 LEGAL MATTERS

     The validity of the authorization and issuance of the convertible preferred stock offered hereby will be passed upon for us by Jones, Day, Reavis & Pogue. Certain matters will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1999 and 2000 and for the years then ended included in this prospectus and the related financial statement schedule incorporated in this prospectus by reference from Allen Telecom Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated herein by reference and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated statement of operations, of stockholders' equity, and of cash flows and the related financial statement schedule for the year ended December 31, 1998 included or incorporated in this prospectus by reference to Allen Telecom Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, in this prospectus have been so included or incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               ALLEN TELECOM INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS:
  Independent Accountants' Report...........................  F-2
  Independent Accountants' Report...........................  F-3
  Consolidated Balance Sheets as of December 31, 1999 and
     2000...................................................  F-4
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1999 and 2000.......................  F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1999 and 2000.......................  F-6
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1998, 1999 and 2000...........  F-7
  Notes to Consolidated Financial Statements................  F-8
UNAUDITED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheet as of September 30,
     2001...................................................  F-28
  Condensed Consolidated Statements of Income for the nine
     months ended September 30, 2001 and 2000...............  F-29
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended September 30, 2001 and 2000..........  F-30
  Condensed Consolidated Statements of Stockholders' Equity
     for the nine months ended September 30, 2001 and
     2000...................................................  F-31
  Notes to Condensed Consolidated Financial Statements......  F-32

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of Allen Telecom Inc.

     We have audited the accompanying consolidated balance sheets of Allen Telecom Inc. and its subsidiaries (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such 1999 and 2000 consolidated financial statements present fairly, in all material respects, the financial position of Allen Telecom Inc. and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cleveland, Ohio
February 22, 2001
(February 13, 2002 as to Note 14)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholders of Allen Telecom Inc.

     In our opinion, the accompanying consolidated statement of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the results of operations and cash flows of Allen Telecom Inc. and its subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 16, 1999, except as to paragraph five of Note 9 as originally presented in the financial statements for the year ended December 31, 1998, which is as of March 1, 1999

                               ALLEN TELECOM INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS)
ASSETS
  Current Assets:
     Cash and cash equivalents..............................  $ 22,085     $ 10,539
     Accounts receivable, less allowance for doubtful
      accounts -- 1999 - $2,537; 2000 - $4,739..............    87,394       93,815
     Inventories............................................    82,713      101,640
     Deferred income taxes..................................     6,966        3,820
     Other current assets...................................     4,992        7,311
                                                              --------     --------
          Total Current Assets..............................   204,150      217,125
                                                              --------     --------
     Property, Plant and Equipment..........................    49,253       41,279
     Excess of Cost Over Net Assets of Businesses
      Acquired..............................................   134,723      129,190
     Deferred Income Taxes..................................    30,281       44,295
     Other Assets...........................................    33,023       41,133
                                                              --------     --------
TOTAL ASSETS................................................  $451,430     $473,022
                                                              ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
     Notes payable and current maturities of long-term
      debt..................................................  $  2,181     $  3,796
     Accounts payable.......................................    41,139       45,181
     Accrued expenses (including accrued wages and
      commissions -- 1999 - $10,951; 2000 - $12,107)........    27,943       26,305
     Income taxes payable...................................     2,464        3,922
     Deferred income taxes..................................     2,361        5,290
                                                              --------     --------
          Total Current Liabilities.........................    76,088       84,494
                                                              --------     --------
     Long-Term Debt.........................................   120,905      134,639
     Deferred Income Taxes..................................     3,455        9,168
     Other Liabilities......................................    10,070        9,740
                                                              --------     --------
          Total Liabilities.................................   210,518      238,041
                                                              --------     --------
     Commitments and Contingencies (Note 5).................        --           --
                                                              --------     --------
     Stockholders' Equity:
       Common stock, par value $1.00; authorized -- 50,000
        shares; issued -- 1999 - 30,010; 2000 - 30,092;
        outstanding -- 1999 - 27,882; 2000 - 28,022.........    30,010       30,092
       Paid-in capital......................................   181,335      184,066
       Retained earnings....................................    57,014       69,067
       Accumulated other comprehensive loss.................   (10,685)     (31,948)
       Less: Treasury stock -- common shares, at cost,
        1999 - 2,128; 2000 - 2,070 shares...................   (14,978)     (14,730)
       Unearned compensation................................    (1,784)      (1,566)
                                                              --------     --------
     Total Stockholders' Equity.............................   240,912      234,981
                                                              --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $451,430     $473,022
                                                              ========     ========

   The accompanying notes are an integral part of these financial statements.

                               ALLEN TELECOM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1999        2000
                                                             --------    --------    --------
                                                                  (AMOUNTS IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
SALES......................................................  $390,644    $336,213    $392,608
Cost of sales..............................................   296,044     247,064     277,666
                                                             --------    --------    --------
Gross profit...............................................    94,600      89,149     114,942
Operating Expenses:
  Selling, general and administrative expenses.............    65,377      54,819      54,271
  Research and development and product engineering costs...    30,742      27,946      25,442
  Amortization of goodwill.................................     6,295       7,020       7,822
                                                             --------    --------    --------
Operating (loss) income....................................    (7,814)       (636)     27,407
Other income, net..........................................     6,065       3,370          --
Interest and financing expenses:
  Interest expense.........................................    (8,276)     (9,632)    (11,022)
  Interest income..........................................     1,471       1,486       1,989
                                                             --------    --------    --------
Income (loss) before taxes and minority interests..........    (8,554)     (5,412)     18,374
(Provision for) benefit from income taxes..................     5,310       1,844      (7,530)
                                                             --------    --------    --------
Income (loss) before minority interests....................    (3,244)     (3,568)     10,844
Minority interests.........................................    (2,268)     (1,650)        (91)
                                                             --------    --------    --------
INCOME (LOSS) FROM CONTINUING OPERATIONS...................    (5,512)     (5,218)     10,753
Discontinued operations -- gain (loss) from emission
  testing business.........................................    (4,710)      2,363       1,300
                                                             --------    --------    --------
NET INCOME (LOSS)..........................................  $(10,222)   $ (2,855)   $ 12,053
                                                             ========    ========    ========
EARNINGS (LOSS) PER COMMON SHARE:
  Basic and Diluted:
     Income (loss) from continuing operations..............  $  (0.21)   $  (0.19)   $   0.38
     Discontinued emission testing business................     (0.17)       0.09        0.05
                                                             --------    --------    --------
  Net income (loss)........................................  $  (0.38)   $  (0.10)   $   0.43
                                                             ========    ========    ========
  Weighted Average Shares Outstanding:
     Basic.................................................    27,220      27,480      27,820
     Diluted...............................................    27,220      27,480      28,270

   The accompanying notes are an integral part of these financial statements.

                               ALLEN TELECOM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1999        2000
                                                             --------    --------    --------
                                                                  (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from continuing operations.................  $ (5,512)   $ (5,218)   $ 10,753
  Adjustments to reconcile income (loss) to operating cash
     flow:
     Depreciation..........................................    15,615      14,914      13,353
     Amortization of goodwill..............................     6,295       7,020       7,822
     Amortization of capitalized software..................     2,038       2,776       2,532
     Other amortization....................................       685         220         313
     Deferred income taxes.................................   (10,315)        172       5,676
     Non-cash loss on write-off of capital assets..........    17,010       3,983         385
     Gain on sale of investments...........................   (16,486)     (3,378)         --
     Non-cash pension gain.................................        --          --      (1,160)
  Changes in operating assets and liabilities:
     Receivables...........................................    24,496     (10,350)    (16,702)
     Inventories...........................................     9,928      (1,370)    (29,155)
     Accounts payable and accrued expenses.................   (26,902)      7,344      16,680
     Income taxes payable..................................   (19,287)    (10,717)     (9,617)
     Other, net............................................       169        (520)     (3,465)
                                                             --------    --------    --------
Cash (used) provided by operating activities...............    (2,266)      4,876      (2,585)
                                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................   (18,094)     (9,491)    (15,082)
  Investments in wireless communications subsidiaries......   (42,103)     (9,042)     (8,512)
  Capitalized software product costs.......................    (3,942)     (1,927)     (4,088)
  Sale of investments......................................    16,833       9,686          --
  Sale of discontinued emissions testing business..........        --       9,387          --
  Sales and retirements of fixed assets....................       334         504       1,631
                                                             --------    --------    --------
Cash used by investing activities..........................   (46,972)       (883)    (26,051)
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) long-term borrowings........    36,676      (3,214)     16,531
  Exercise of stock options................................       342       1,059         764
  Collection on installment notes receivable...............        --          --       2,900
  Treasury stock sold to employee benefit plans............     1,531         871         573
                                                             --------    --------    --------
Cash provided (used) by financing activities...............    38,549      (1,284)     20,768
                                                             --------    --------    --------
Net cash flow provided (used) by discontinued operations...    (2,081)      1,810          --
NET CASH (USED) PROVIDED...................................   (12,770)      4,519      (7,868)
Effect of exchange rate changes on cash....................     1,895      (2,334)     (3,678)
Cash and cash equivalents at beginning of year.............    30,775      19,900      22,085
                                                             --------    --------    --------
Cash and cash equivalents at end of year...................  $ 19,900    $ 22,085    $ 10,539
                                                             ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                               ALLEN TELECOM INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           ACCUMULATED
                                                                                              OTHER
                                                               COMPREHENSIVE              COMPREHENSIVE
                                          COMMON    PAID-IN       INCOME       RETAINED      INCOME       TREASURY     UNEARNED
                                TOTAL      STOCK    CAPITAL       (LOSS)       EARNINGS      (LOSS)        STOCK     COMPENSATION
                               --------   -------   --------   -------------   --------   -------------   --------   ------------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT COMMON SHARE DATA)
BALANCE, JANUARY 1, 1998.....  $260,822   $29,746   $180,538                   $70,091      $    207      $(16,992)    $(2,768)
Comprehensive loss:
  Net loss...................   (10,222)       --         --     $(10,222)     (10,222)           --            --          --
                                                                 --------
  Other comprehensive loss:
    Unrealized gain on
      securities in income...    (9,588)       --         --       (9,588)          --            --            --          --
    Less tax on unrealized
      gain in income.........     4,027        --         --        4,027           --            --            --          --
                                                                 --------
      Net unrealized gain on
        securities in
        income...............        --        --         --       (5,561)          --            --            --          --
    Minimum pension liability
      adjustment.............      (240)       --         --         (240)          --            --            --          --
    Foreign currency
      translation
      adjustments............     3,339        --         --        3,339           --            --            --          --
                                                                 --------
    Other comprehensive
      loss...................        --        --         --       (2,462)          --        (2,462)           --          --
                                                                 --------
      Comprehensive loss.....        --        --         --     $(12,684)          --            --            --          --
                                                                 ========
Exercise of stock options....       342        56        286                        --            --            --          --
Employee stock plans tax
  benefits...................       138        --        138                        --            --            --          --
Treasury stock reissued,
  163,073 common shares......     1,531        --        288                        --            --         1,243          --
Restricted stock, net........      (557)      (43)      (646)                       --            --          (236)        368
Amortization of unearned
  compensation...............       489        --         --                        --            --            --         489
                               --------   -------   --------                   --------     --------      --------     -------
BALANCE, DECEMBER 31, 1998...   250,081    29,759    180,604                    59,869        (2,255)      (15,985)     (1,911)
Comprehensive loss:
  Net loss...................    (2,855)       --         --     $ (2,855)      (2,855)           --            --          --
                                                                 --------
  Other comprehensive loss:
    Minimum pension liability
      adjustment.............       240        --         --          240           --            --            --          --
    Foreign currency
      translation
      adjustments............    (8,670)       --         --       (8,670)          --            --            --          --
                                                                 --------
    Other comprehensive
      loss...................        --        --         --       (8,430)          --        (8,430)           --          --
                                                                 --------
      Comprehensive loss.....        --        --         --     $(11,285)          --            --            --          --
                                                                 ========
Exercise of stock options....     1,059       219        765                        --            --            75          --
Employee stock plans tax
  benefits...................       414        --        414                        --            --            --          --
Treasury stock reissued,
  131,285 common shares......       871        --        (61)                       --            --           932          --
Restricted stock, net........      (619)       32       (387)                       --            --            --        (264)
Amortization of unearned
  compensation...............       391        --         --                        --            --            --         391
                               --------   -------   --------                   --------     --------      --------     -------
BALANCE, DECEMBER 31, 1999...   240,912    30,010    181,335                    57,014       (10,685)      (14,978)     (1,784)
Comprehensive loss:
  Net income.................    12,053        --         --     $ 12,053       12,053            --            --          --
  Other comprehensive loss:
    Foreign currency
      translation
      adjustments............   (21,263)       --         --      (21,263)          --       (21,263)           --          --
                                                                 --------
    Comprehensive loss.......        --        --         --     $ (9,210)          --            --            --          --
                                                                 ========
Exercise of stock options....       764        74        656                        --            --            34          --
Employee stock plans tax
  benefits...................     1,630        --      1,630                        --            --            --          --
Treasury stock reissued,
  43,941 common shares.......       573        --        359                        --            --           214          --
Restricted stock, net........        (1)        8         86                        --            --            --         (95)
Amortization of unearned
  compensation...............       313        --         --                        --            --            --         313
                               --------   -------   --------                   --------     --------      --------     -------
BALANCE, DECEMBER 31, 2000...  $234,981   $30,092   $184,066                   $69,067      $(31,948)     $(14,730)    $(1,566)
                               ========   =======   ========                   ========     ========      ========     =======

   The accompanying notes are an integral part of these financial statements.

                               ALLEN TELECOM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1998, 1999 AND 2000

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting policies followed by the Company that materially affect the determination of financial position and results of operations are described below.

     Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Basis of Consolidation: The Company's consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated. To facilitate preparation of financial statements, the Company's principal European operations are included in the consolidated financial statements on a two-month delayed basis. Effective January 1, 2001, such European operations changed their fiscal year-end from October 31 to December 31, consistent with the balance of the Company's operations. The results of operations for these European operations for November and December 2000 will be recorded directly to retained earnings in the first quarter of 2001. This change in reporting period is not expected to have a significant effect on the consolidated results of operations.

     Revenue Recognition: Sales are recognized when products are shipped or services are performed. The Company's revenue recognition policies for its Wireless Engineering and Consulting Services segment are in compliance with American Institute of Certified Public Accountants Statements of Position 97-2 and 98-4, on Software Revenue Recognition. Sales of licensed products are recorded when shipped. Maintenance revenue, which is derived under separate contract, is recognized ratably over the contract period.

     Cash and Cash Equivalents: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market, and tax-exempt securities, which are afforded one of the two highest ratings by nationally recognized ratings firms.

     Valuation of Inventories: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 1999 and 2000 (amounts in thousands):

                                                           1999        2000
                                                          -------    --------
Raw material............................................  $43,608    $ 56,366
Work-in-process.........................................   19,343      25,674
Finished goods..........................................   19,762      19,600
                                                          -------    --------
                                                          $82,713    $101,640
                                                          =======    ========

     Certain of these inventories pertain to the production of sophisticated equipment that could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the related lease or the estimated useful lives, whichever is shorter. Maintenance, repairs and minor renewals and betterments are charged to expense.

                               ALLEN TELECOM INC.

Property, plant and equipment consisted of the following at December 31, 1999 and 2000 (amounts in thousands):

                                                           1999        2000
                                                         --------    --------
Land and improvements..................................  $  2,729    $  1,663
Buildings..............................................    25,684      16,568
Machinery and equipment................................    76,821      80,462
Leasehold improvements.................................     6,148       5,967
                                                         --------    --------
                                                          111,382     104,660
Less accumulated depreciation and amortization.........   (62,129)    (63,381)
                                                         --------    --------
                                                         $ 49,253    $ 41,279
                                                         ========    ========

     Computer Software Costs: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from three to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of three to twenty years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In 1998, 1999 and 2000, approximately $3,658,000, $1,927,000 and $4,088,000, respectively, of these costs were capitalized and approximately $1,630,000, $2,776,000 and $2,532,000, respectively, were amortized (excluding impairment writedowns of $5,359,000 in 1998).

     Excess of Cost Over Net Assets of Businesses Acquired (Goodwill): The excess of investments in consolidated subsidiaries over the fair value of assets at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of determining impairment and recoverability, the Company periodically reviews the operating results and cash flows of individual business units and would re-evaluate goodwill, when required, based on an undiscounted operating cash flow basis. An impairment loss, if required, would be recorded in the period such determination is made. Goodwill is net of accumulated amortization of $24,896,000 and $32,927,000 as of December 31, 1999 and 2000, respectively.

     Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while sales and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a component of Accumulated other comprehensive loss.

     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $28,812,000, $26,317,000 and $25,442,000 in 1998, 1999 and 2000, respectively.
In addition, the Company incurred other engineering expenses relating to product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,930,000 and $1,629,000 in 1998 and 1999, respectively. There were no such other engineering costs in 2000.

     Stock Based Compensation: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans since the exercise price of the

                               ALLEN TELECOM INC.

employee stock options equals the market price of the underlying stock on the date of option grant. The Company presents the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." See Note 4 for additional information.

     Income Taxes: A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statements and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards.

     Earnings Per Common Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. A reconciliation of the Basic and Diluted shares is provided below (in thousands):

                                                            1998      1999      2000
                                                           ------    ------    ------
Weighted average common shares outstanding -- Basic......  27,220    27,480    27,820
Additional common shares issuable for stock options......      --        --       450
                                                           ------    ------    ------
Common shares -- Diluted.................................  27,220    27,480    28,270
                                                           ======    ======    ======

     Derivative Financial Instruments: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, which is now effective. Accordingly, the Company has adopted the provisions of the standard on January 1, 2001. The Company utilizes hedging activities primarily in its foreign subsidiaries to limit foreign currency exchange rate risk on receivables and to offset the impact of currency rate changes with regard to certain intercompany payables and foreign denominated purchase obligations. The adoption of SFAS No. 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position.

     Reclassifications: In the fourth quarter of 2000, the Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs ("EITF No. 00-10"). Accordingly, prior year amounts have been reclassified to conform with the 2000 presentation. The previously reported amounts for each of sales and cost of sales have been increased, in the following amounts, to conform with the current presentation (amounts in thousands):

1998........................................................  $2,640
1999........................................................   2,516

     These reclassifications had no net impact on previously reported results of operations or stockholders' equity. In addition, certain other amounts in the 1998 and 1999 financial statements have been reclassified to conform to the 2000 presentation.

                               ALLEN TELECOM INC.

NOTE 2: FINANCING

     Long-term obligations consisted of the following (amounts in thousands):

                                                           1999        2000
                                                         --------    --------
Credit agreement borrowings............................  $ 46,235    $ 62,431
Floating rate industrial revenue bonds due 2012-2025...    11,900      11,900
Senior notes payable due 2001-2007.....................    65,000      65,000
Other..................................................       350          90
Unamortized debt expense...............................    (1,070)       (986)
                                                         --------    --------
                                                          122,415     138,435
Less current maturities................................    (1,510)     (3,796)
                                                         --------    --------
                                                         $120,905    $134,639
                                                         ========    ========

     In 2000, the Company amended its domestic revolving credit agreement and increased the aggregate amount to $105,000,000 and extended the maturity to December 31, 2003. Of the total $105,000,000 commitment at December 31, 2000, $13,016,000 has been utilized for the issuance of letters of credit relating principally to the Company's industrial revenue bonds. The outstanding borrowings under this domestic revolving credit agreement totaled $58,100,000 at December 31, 2000. The balance of funds available under this revolving credit agreement may be utilized for borrowings or other letters of credit; however, a maximum of $25,000,000 may be allocated to such letters of credit. At December 31, 2000, $33,884,000 was available under this agreement. This obligation is collateralized by substantially all domestic assets. The Company has also pledged 65% of the stock of applicable foreign subsidiaries in support of this obligation. Interest may be determined on a LIBOR or prime rate basis at the Company's option. The Company has agreed to pay a facility fee in the range of 0.2% to 0.4% per annum on the total amount of the commitment. During 2000, the average interest rate for all domestic credit agreement borrowings was 8.25%.

     The Company also has $32,000,000 of short-term credit lines which may be utilized by its European subsidiaries. At year end, there were no direct borrowings under these agreements. These credit lines bear interest based on LIBOR. Foreign long-term debt includes long-term arrangements at fixed and variable rates with the Industry Ministry of Italy totaling $2,184,000 (due 2001-2013), and variable rate borrowings with various international banks of $2,237,000 (due 2001-2008). Further, one of the aforementioned arrangements is a mortgage note, under which the Company has pledged the respective land and building as collateral. This facility had an aggregate net book value of $3,754,000 at December 31, 2000. During 2000, the average interest rate for all foreign credit arrangements approximated 4.6%.

     The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the agreements, which approximated 4.6% at December 31, 2000. During 2000, the average interest rate for all industrial revenue borrowings approximated 4.2%.

     In 1997, the Company issued $65,000,000 (due 2001-2007) of notes in a private placement transaction. These notes have a weighted average life of 7 1/2 years and a weighted average interest rate of 6.65%. The notes are collateralized and rank equally with the Company's other secured indebtedness.

                               ALLEN TELECOM INC.

     The aggregate maturities of long-term obligations for the years 2001 through 2005 are as follows (amounts in thousands):

2001........................................................  $ 3,796
2002........................................................   11,472
2003........................................................   69,427
2004........................................................    8,182
2005........................................................    8,231

     The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, working capital, earnings before interest, taxes, depreciation and amortization, the purchase or redemption of the Company's shares and the disposition of assets of the Company not in the ordinary course of business. The Company was in compliance with these covenants at December 31, 2000.

NOTE 3: OTHER ASSETS, LIABILITIES AND INCOME

     Other assets consisted of the following (amounts in thousands):

                                                            1999       2000
                                                           -------    -------
Capitalized computer software and database files.........  $ 7,365    $ 8,244
Insurance deposits.......................................    7,765      9,238
Other....................................................   17,893     23,651
                                                           -------    -------
                                                           $33,023    $41,133
                                                           =======    =======

     Other liabilities consisted of the following (amounts in thousands):

                                                             1999       2000
                                                            -------    ------
Minority interests........................................  $   563    $  117
Long-term pension and postretirement benefits.............    5,973     6,214
Other.....................................................    3,534     3,409
                                                            -------    ------
                                                            $10,070    $9,740
                                                            =======    ======

     The components of Other income, net, pertain principally to gains and losses from communications investments and is comprised of the following (amounts in thousands):

                                                     1998       1999     2000
                                                    -------    ------    ----
RF Micro Devices Inc..............................  $14,400    $ (165)   $ --
NextWave Telecom Inc..............................   (6,638)    3,500      --
Other.............................................   (1,697)       35      --
                                                    -------    ------    ----
                                                    $ 6,065    $3,370    $ --
                                                    =======    ======    ====

     In 1998, the Company sold its investment in RF Micro Devices. This investment was accounted for pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Also, in 1998, the Company recognized an impairment in the entire carrying value of its investment in and receivable from NextWave (a C-Block wireless communications carrier) as certain subsidiaries of NextWave filed for relief under Chapter 11 of the United States Bankruptcy Code. In 1999, the Company sold its investment in NextWave and recognized the above noted

                               ALLEN TELECOM INC.

gain. Also in 1998, the Company wrote off its investment in Windata Inc. as a result of that company's decision to liquidate with no recovery to the Company.

NOTE 4: CAPITAL STOCK AND STOCK COMPENSATION PLANS

     The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, 500,000 shares of Series C Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan. The Company can fix the powers, designations, preferences and rights of each of the preferred stock series.

     The Company has two active stock option plans, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan, under which options still remain outstanding, was terminated in 1992.

     The Company's 1992 Stock Plan provides for the granting of options (and restricted shares as discussed below) to key employees as determined by the Management Compensation Committee of the Board of Directors. The total number of shares for which the Company may grant options and award restricted shares of common stock under the 1992 Stock Plan cannot exceed 3,528,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term whereby 50% of the option shares vest after two years and an additional 25% in each of years three and four. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. There were no exercises of stock appreciation rights in 1998, 1999 and 2000.

     Pursuant to the 1994 Non-Employee Directors Stock Option Plan, the total number of shares to be issued may not exceed 278,528 shares. Each Non-Employee Director who previously had not been employed by the Company automatically receives an option to purchase 3,000 shares of common stock per year ("Formula Awards"). No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. Non-Employee Directors who have been previously employed by the Company are eligible to receive discretionary awards of options to purchase shares of common stock under the 1994 Stock Plan. Formula awards and discretionary awards granted under the 1994 Stock Plan have a ten-year term and vest in the same manner as the 1992 Stock Plan, subject to certain accelerated vesting upon the cessation of service.

     In addition to the foregoing, certain Non-Employee Directors may receive non-qualified discretionary awards of options to purchase shares of common stock which are not pursuant to the 1994 Stock Plan. The options which are not pursuant to the 1994 Stock Plan are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term and either vest 33 1/3% on each of the first, second and third anniversaries of the grant or vest in the same manner as the 1992 and 1994 Stock Plans, depending upon the grant. Additionally, the non-qualified awards are subject to certain accelerated vesting upon cessation of service.

                               ALLEN TELECOM INC.

     The following table summarizes the status of outstanding options as of December 31, 2000:

 STOCK OPTIONS OUTSTANDING     WEIGHTED AVERAGE       STOCK OPTIONS EXERCISABLE
---------------------------  ---------------------   ---------------------------
   RANGE OF                  CONTRACTUAL  EXERCISE              WEIGHTED AVERAGE
EXERCISE PRICES    SHARES       LIFE       PRICE      SHARES     EXERCISE PRICE
---------------   ---------  -----------  --------   ---------  ----------------
$ 5.38 - $10.77   1,069,047  7.14 years    $ 7.43      160,031       $ 6.85
$11.28 - $19.97   1,571,143  6.96 years    $16.07      744,668       $15.78
$20.00 - $28.00     420,771  5.18 years    $21.61      420,271       $21.61
                  ---------                          ---------
$ 5.38 - $28.00   3,060,961  6.78 years    $13.82    1,324,970       $16.55
                  =========                          =========

     Stock option activity for the three years ended December 31, 2000 is summarized as follows:

                                                                WEIGHTED AVERAGE
                                                    SHARES       EXERCISE PRICE
                                                   ---------    ----------------
Balance, December 31, 1997.......................  1,968,703         $15.08
  Granted (weighted average fair value $8.79)....    558,600         $15.55
  Exercised......................................    (56,094)        $ 6.06
  Terminated and cancelled.......................   (353,110)        $18.02
                                                   ---------
Balance, December 31, 1998.......................  2,118,099         $14.96
  Granted (weighted average fair value $4.63)....  1,032,500         $ 7.58
  Exercised......................................   (246,246)        $ 4.30
  Terminated and cancelled.......................   (280,589)        $14.51
                                                   ---------
Balance, December 31, 1999.......................  2,623,764         $13.10
  Granted (weighted average fair value $10.52)...    613,000         $16.36
  Exercised......................................    (85,838)        $ 8.89
  Terminated and cancelled.......................    (89,965)        $14.99
                                                   ---------
Balance, December 31, 2000.......................  3,060,961         $13.82
                                                   =========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants: expected volatility of 51%, 56% and 60%, risk free interest rates of 5.31%, 5.49% and 6.09%, and expected lives of
6.3 years, 7.1 years and 7.1 years for 1998, 1999 and 2000, respectively. The calculations assume no future dividend payments.

     Restricted stock awards made to date under the 1992 Stock Plan were issued at no cash cost to the recipients; however, such employees generally agreed to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. The restricted shares generally vest in 25% increments in the seventh, eighth, ninth and tenth year from the year of award. An accelerated vesting schedule may be triggered if certain performance targets are achieved. Specifically, the vesting of 50% of such shares may be accelerated (but not sooner than three years from the award year) based upon the average sale price of the Company's stock price during a period of 91 consecutive calendar days exceeding specified target levels. The remaining 50% of such shares may be accelerated based on average earnings per common share over three consecutive years exceeding specified target levels beginning with the award year. Restricted shares are subject to forfeiture in certain circumstances as defined in the 1992 Stock Plan.

                               ALLEN TELECOM INC.

     Restricted stock activity for the three years ended December 31, 2000 is summarized as follows:

                                                              SHARES
                                                              -------
Balance, December 31, 1997..................................  285,456
  Granted (weighted average fair value $16.50)..............   20,000
  Vested....................................................  (37,365)
  Terminated and cancelled..................................  (62,841)
                                                              -------
Balance, December 31, 1998..................................  205,250
  Granted (weighted average fair value $8.00)...............   50,000
  Vested....................................................   (2,517)
  Terminated and cancelled..................................  (18,434)
                                                              -------
Balance, December 31, 1999..................................  234,299
  Granted (weighted average fair value $13.94)..............   15,000
  Vested....................................................  (28,524)
  Terminated and cancelled..................................   (6,518)
                                                              -------
Balance, December 31, 2000..................................  214,257
                                                              =======

     Unearned compensation with respect to restricted shares, representing the fair value of the restricted shares at the date of award, is charged to income over a ten-year period or the period of actual vesting whichever is shorter. Compensation expense with respect to restricted shares, net of forfeitures, amounted to $26,000 in 1998, $193,000 in 1999 and $313,000 in 2000.

     At December 31, 1999 and 2000, 3,773,797 and 3,697,011 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares under all Stock Plans.

     If the Company had elected to recognize compensation cost for its stock based compensation plans based on the fair value at the grant dates for awards under those plans in accordance with SFAS No. 123, net income and earnings per common share would have been reduced to the pro forma amounts below (amounts in thousands, except per share data):

                                                   1998      1999      2000
                                                 --------   -------   -------
Net income (loss):
  As reported..................................  $(10,222)  $(2,855)  $12,053
  Pro forma....................................  $(12,042)  $(5,035)  $10,136
Earnings (loss) per common share,
Basic and diluted:
  As reported..................................  $  (0.38)  $ (0.10)  $  0.43
  Pro forma....................................  $  (0.44)  $ (0.18)  $  0.36

NOTE 5: COMMITMENTS AND CONTINGENCIES

     The Company's leases consist primarily of facilities and equipment and expire principally between 2001 and 2010. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $3,900,000 in 1998,

                               ALLEN TELECOM INC.

$4,400,000 in 1999 and $4,942,000 in 2000. Future minimum payments under noncancellable operating leases as of December 31, 2000 were as follows (amounts in thousands):

2001........................................................  $ 6,774
2002........................................................    6,850
2003........................................................    6,253
2004........................................................    4,785
2005........................................................    2,639
Thereafter..................................................   10,544
                                                              -------
     Total minimum lease payments...........................  $37,845
                                                              =======

     The Company is self-insured for health care and workers' compensation up to predetermined amounts above which third party insurance applies. The Company is fully insured through third party insurance for general liability and product liability. The Company is contingently liable to insurance carriers under its workers' compensation and liability policies and has provided letters of credit in favor of these carriers in the amount of $700,000.

     In the normal course of business the Company is subject to proceedings, lawsuits and other claims involving such matters as product liability, casualty claims and employment practices. In the opinion of management, after review and consultation with counsel, the Company is not presently party to any such litigation that would have a material adverse effect on its business, results of operations or cash flow.

     The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has identified potential environmental damage at one formerly occupied manufacturing facility. In this regard, the Company has engaged a contractor to evaluate the site and determine the cost, if any, to resolve environmental damage at this site. While the ultimate cost cannot yet be specifically determined, the Company currently believes the costs of remediation will not exceed $200,000. The Company also believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, for which the Company may ultimately be responsible, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 6: PENSION AND EMPLOYEE BENEFIT PLANS

     The Company has noncontributory pension plans covering the majority of its full-time domestic employees. Plans covering salaried employees provide benefits that are based on years of service and compensation during the ten-year period prior to retirement, while for hourly employees it typically provides benefits based on specified amounts for each year of service. Domestic pension costs are funded in compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, as employees become eligible to participate, generally upon employment.

                               ALLEN TELECOM INC.

     Net periodic pension cost for the Company's plans included the following components (amounts in thousands):

                                                           1998      1999      2000
                                                          -------   -------   -------
Service cost benefits earned during the year............  $ 1,549   $ 1,413   $ 1,006
Interest cost on the projected benefit obligation.......    2,261     2,404     2,496
Actual income on plan assets............................   (1,779)   (5,970)     (868)
Net curtailment/settlement (gain)/loss..................      (29)       13    (1,160)
Net amortization and deferral...........................     (880)    3,395    (2,237)
                                                          -------   -------   -------
Net periodic pension (income) cost......................  $ 1,122   $ 1,255   $  (763)
                                                          =======   =======   =======

     A reconciliation of the plans' projected benefit obligation, fair value of plan assets, and funding status is as follows (amounts in thousands):

                                                            1999       2000
                                                          --------   --------
Projected benefit obligation:
  Balance, beginning of year............................  $ 35,348   $ 33,879
  Service cost..........................................     1,413      1,006
  Interest cost.........................................     2,404      2,496
  Benefits paid and plan expenses.......................    (2,241)    (2,220)
  Loss/(Gain) recognized................................    (4,215)     1,431
  Settlements and other.................................     1,170     (1,141)
                                                          --------   --------
                                                          $ 33,879   $ 35,451
                                                          ========   ========
Fair value of plan assets:
  Balance, beginning of year............................  $ 28,312   $ 32,526
  Return on assets......................................     5,970        868
  Employer contributions................................       485        589
  Benefits paid and plan expenses.......................    (2,241)    (2,220)
                                                          --------   --------
                                                          $ 32,526   $ 31,763
                                                          ========   ========
Funding Status:
  Projected benefit obligation..........................  $(33,879)  $(35,451)
  Fair value of plan assets.............................    32,526     31,763
                                                          --------   --------
  Unfunded obligation...................................    (1,353)    (3,688)
  Unrecognized:
     Net gain...........................................    (4,842)    (1,051)
     Prior service cost.................................     1,942      1,778
     Transition assets..................................       (76)       (17)
Additional minimum liability............................        --       (195)
                                                          --------   --------
Net accrued liability...................................  $ (4,329)  $ (3,173)
                                                          ========   ========

     Plan assets consist principally of equity securities (including 92,000 common shares of the Company).

                               ALLEN TELECOM INC.

     With respect to certain of the Company's pension plans, the accumulated pension obligation exceeds the fair value of the plan assets, as follows (amounts in thousands):

                                                              1999      2000
                                                             ------    ------
Accumulated benefit obligation.............................  $4,282    $4,493
Related fair value of plan assets..........................      --        --

     The weighted average rates used in determining pension cost for the plans are:

                                                              1999    2000
                                                              ----    ----
Discount rate...............................................  7 3/4%  7 1/2%
Expected rate of increase in compensation...................  5%      5%
Expected long-term rate of return on plan assets............  9 3/4%  9 3/4%

     The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for post-retirement health care and life insurance benefits are as follows (amounts in thousands):

                                                              1998    1999    2000
                                                              ----    ----    ----
Service cost benefits attributed to service during period...  $  4    $  3    $ --
Interest cost on accumulated post retirement benefit
  obligation................................................   105     101     114
Amortization of (gain) loss.................................     2      (1)     (6)
                                                              ----    ----    ----
Net post retirement health care cost........................  $111    $103    $108
                                                              ====    ====    ====

     The components of the accumulated post-retirement benefit obligations (all of which are unfunded) are as follows (amounts in thousands):

                                                            1998      1999      2000
                                                           ------    ------    ------
Retirees.................................................  $1,403    $1,409    $1,641
Fully eligible active plan participants..................      69       125        80
Other active plan participants...........................      72        --        --
Unrecognized net gain (loss).............................      60       110       (32)
                                                           ------    ------    ------
Accumulated post retirement benefit obligations..........  $1,604    $1,644    $1,689
                                                           ======    ======    ======

     A reconciliation of the accumulated post-retirement benefit cost is as follows (amounts in thousands):

                                                              1999      2000
                                                             ------    ------
Balance as of January 1....................................  $1,604    $1,644
Net post retirement benefit cost
  Service cost.............................................       3        --
  Interest cost............................................     101       114
  Amortization of losses...................................      (1)       (6)
Actual benefits paid.......................................     (63)      (63)
                                                             ------    ------
Balance as of December 31..................................  $1,644    $1,689
                                                             ======    ======

     The actuarial calculation assumed a health care cost trend rate of 9.2% in 1998, 8.8% in 1999 and 8.4% in 2000. The assumed trend rate was reduced based on the most current data. The assumed rate decreases approximately 0.4% per year through the year 2009 to 5.0% and remains constant beyond that point. Assumed health care cost trend rates have an effect on the amounts reported for the health care

                               ALLEN TELECOM INC.

plans. A one-percentage-point change (plus or minus) in the assumed health care cost trend rules would have the following effects (amounts in thousands):

                                                             PLUS       MINUS
                                                           1% POINT    1% POINT
                                                           --------    --------
Effect on total of service and interest cost
  components.............................................    $ 4         $ (3)
Effect on post-retirement benefit obligation.............    $62         $(55)

     The weighted average discount rate used in determining the accumulated post-retirement benefit obligations was 6.75% in 1998, 7.75% in 1999 and 7.50% in 2000.

NOTE 7: INCOME TAXES

     Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                                        1998        1999       2000
                                                      --------    --------    -------
Income (loss) before taxes and minority interests:
  Domestic..........................................  $(22,892)   $(21,804)   $ 7,850
  Foreign...........................................    14,338      16,392     10,524
                                                      --------    --------    -------
                                                      $ (8,554)   $ (5,412)   $18,374
                                                      ========    ========    =======
Provision for (benefit from) income taxes:
  Current:
     Federal........................................  $ (6,206)   $(11,779)   $(6,122)
     Foreign........................................    10,661       9,363      7,636
     State and local................................       550         400        340
                                                      --------    --------    -------
                                                         5,005      (2,016)     1,854
                                                      --------    --------    -------
  Deferred:
     Federal........................................    (5,472)       (946)     5,528
     Foreign........................................    (4,571)      1,740        720
     State and local................................      (272)       (622)      (572)
                                                      --------    --------    -------
                                                       (10,315)        172      5,676
                                                      --------    --------    -------
                                                      $ (5,310)   $ (1,844)   $ 7,530
                                                      ========    ========    =======

                               ALLEN TELECOM INC.

     A reconciliation of the provision for (benefit from) income taxes at the U.S. Federal statutory rate of 35% to the reported tax is as follows (amounts in thousands):

                                                         1998       1999       2000
                                                        -------    -------    -------
Provision for (benefit from) computed at the U.S.
  Federal statutory rate..............................  $(2,994)   $(1,894)   $ 6,431
State and local income taxes, net of Federal income
  tax effect..........................................      311        246        418
Net lower tax rates on foreign income.................   (1,228)      (663)      (404)
Impact of non-deductible goodwill amortization........    2,112      2,380      2,680
Benefit of foreign sales corporation and other tax
  credits.............................................   (1,513)    (1,025)      (400)
Impact of tax rate change on prior undistributed
  foreign earnings....................................   (3,670)      (998)        --
Other, net............................................    1,672        110     (1,195)
                                                        -------    -------    -------
                                                        $(5,310)   $(1,844)   $ 7,530
                                                        =======    =======    =======

     The following table summarizes the total provision for (benefit from) income taxes (amounts in thousands):

                                                         1998       1999       2000
                                                        -------    -------    -------
Continuing operations.................................  $(5,310)   $(1,844)   $ 7,530
Discontinued operations...............................   (2,640)     1,403        700
Allocated to equity:
  Employee stock plans................................     (139)      (415)    (1,630)
  Pension gain (loss).................................     (148)       148         --
                                                        -------    -------    -------
                                                        $(8,237)   $  (708)   $ 6,600
                                                        =======    =======    =======

                               ALLEN TELECOM INC.

     The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1999 and 2000 (amounts in thousands):

                                                           1999        2000
                                                          -------    --------
Gross deferred tax assets:
  Inventory.............................................  $ 7,108    $  6,035
  Bad debt reserves.....................................      802         791
  Pensions and deferred compensation....................    1,910       3,382
  Tax credit carryforwards..............................    3,280       3,762
  Plant consolidation reserves..........................    2,330       1,802
  Net operating loss carryforwards......................   16,558      22,935
  Depreciation..........................................       --         340
  Unremitted foreign earnings...........................    6,268       5,647
  Other.................................................      941         758
                                                          -------    --------
                                                           39,197      45,452
                                                          -------    --------
Gross deferred tax liabilities:
  Intangible assets.....................................   (1,543)     (2,334)
  Depreciation..........................................     (320)         --
  Withholding taxes.....................................   (1,537)     (3,558)
  Other.................................................   (4,366)     (5,903)
                                                          -------    --------
                                                           (7,766)    (11,795)
                                                          -------    --------
  Net deferred tax asset................................  $31,431    $ 33,657
                                                          =======    ========

     During 1998, 1999 and 2000, general business tax credits of approximately $835,000, $680,000 and $400,000 generated in the respective years were used to reduce the provision for income taxes. At December 31, 2000, the Company also has available alternative minimum tax credits in the amount of $476,000 available to reduce future Federal income tax liabilities.

     United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $73,000,000 at December 31, 2000. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined, such taxes may be reduced by tax credits and other deductions.

     The Company has U.S. net operating loss carryforwards totaling approximately $72,700,000 available to reduce future taxable income. Of such carryforwards, $4,800,000 expires in 2011 and $67,900,000 in 2018 through 2020.
At December 31, 2000, the Company has recorded a net U.S. deferred tax asset pertaining to the recognition of the benefit on the aforementioned operating loss carryforwards, net deductible temporary differences and tax credits in the amount of approximately $32,580,000. The Company has not provided any valuation allowance with respect to this asset, as it believes its realization is "more likely than not."

NOTE 8: INDUSTRY SEGMENT AND GEOGRAPHIC DATA

     The Company conducts its business through two segments based on products provided and services rendered: Wireless Communications Equipment and Wireless Engineering and Consulting Services. Wireless Communications Equipment consists of three product lines: Base Station Subsystems and Components, Repeaters and In-Building Coverage Products, and Base Station and Mobile Antennas.

                               ALLEN TELECOM INC.

     The Company provides products and services on a global basis to many of the worlds largest wireless communications OEMs and carriers. The Company supplies many different customized Base Station Subsystems and Components that are incorporated in cell sites including filters, duplexers, power amplifiers, combiners, microwave radios and related products. Repeater and In-Building Coverage Products support both coverage and capacity enhancements for carriers, these products include repeaters, distributed antenna systems, bi-directional boosters as well as test equipment and analysis software. The Base Station and Mobile Antenna product line manufactures a comprehensive line of base station and mobile antennas serving all major wireless standards and frequencies.

     The Wireless Engineering and Consulting Services segment provides frequency planning and microwave coordination services as well as network design and field engineering services to wireless communication carriers.

     The following shows the operating results and asset positions for each of the reportable segments for the years ended December 31, 1998, 1999 and 2000 (amounts in thousands):

                                                       1998        1999        2000
                                                     --------    --------    --------
Sales to external customers:
  Wireless communications equipment................  $363,229    $313,653    $367,505
  Wireless engineering and consulting services.....    27,415      22,560      25,103
                                                     --------    --------    --------
  Total sales......................................  $390,644    $336,213    $392,608
                                                     ========    ========    ========
Operating income (loss):
  Wireless communications equipment................  $ 12,256    $ 11,098    $ 38,226
  Wireless engineering and consulting services.....    (7,867)      1,034       4,426
                                                     --------    --------    --------
                                                        4,389      12,132      42,652
  Goodwill amortization............................    (6,295)     (7,020)     (7,822)
  General corporate expenses.......................    (5,908)     (5,748)     (7,423)
                                                     --------    --------    --------
  Operating income (loss)..........................  $ (7,814)   $   (636)   $ 27,407
                                                     ========    ========    ========
Segment Assets:
  Wireless communications equipment................  $244,487    $248,148    $261,227
  Wireless engineering and consulting services.....    16,527      14,579      13,676
                                                     --------    --------    --------
                                                      261,014     262,727     274,903
  Goodwill.........................................   131,939     134,723     129,190
  Assets of discontinued emission testing
     business......................................    25,799          --          --
  Deferred income taxes............................    24,175      37,247      48,115
  Other general corporate assets...................    22,658      16,733      20,814
                                                     --------    --------    --------
  Total assets.....................................  $465,585    $451,430    $473,022
                                                     ========    ========    ========
Depreciation and software amortization:
  Wireless communications equipment................  $ 13,990    $ 14,296    $ 12,830
  Wireless engineering and consulting services.....     3,510       3,264       2,955
Fixed asset and capitalized software additions:
  Wireless communications equipment................  $ 18,361    $ 10,730    $ 16,925
  Wireless engineering and consulting services.....     3,635         643       2,227

                               ALLEN TELECOM INC.

     The geographic distribution of the Company's sales and long-lived assets (excluding deferred income taxes) is as follows (amounts in thousands):

                                                       1998        1999        2000
                                                     --------    --------    --------
Sales:
  United States....................................  $233,637    $179,772    $196,783
  Italy............................................   113,401     110,701     156,189
  Germany..........................................    50,905      55,055      37,581
  Other............................................    71,115      59,429      74,708
  Intercompany.....................................   (78,414)    (68,744)    (72,653)
                                                     --------    --------    --------
Total..............................................  $390,644    $336,213    $392,608
                                                     ========    ========    ========
Long-lived assets:
  United States....................................  $220,505    $190,950    $184,087
  Italy............................................    13,347      12,650      13,649
  Germany..........................................     7,487       8,181       9,041
  Other............................................     5,097       5,218       4,825
                                                     --------    --------    --------
Total..............................................  $246,436    $216,999    $211,602
                                                     ========    ========    ========

     Sales to one major communications equipment customer accounted for 15% of consolidated sales in 2000. No customers accounted for more than 10% of sales in 1998 and 1999.

NOTE 9: ACQUISITIONS AND DISPOSITIONS

     In 1998, the Company acquired additional minority interests in several subsidiaries. In June 1998, the Company acquired an additional 10% of Telia S.A. in France ("Telia") bringing its ownership interest to 72%. In July 1998, the Company acquired the remaining 40% minority interest of Mikom Vertriebs und Service G.m.b.H., in Austria bringing its ownership interest to 100%. In October 1998, the Company acquired an additional 12% interest in Mikom G.m.b.H. ("Mikom") bringing its total interest to 74%. In November 1998, the Company acquired the remaining outstanding 35.7% minority interest in Tekmar Sistemi S.r.l. in Italy bringing its ownership interest to 100%. All such transactions were in cash and aggregated approximately $15,400,000.

     In 1999, the Company acquired the remaining outstanding 26% minority interest in Mikom, bringing its ownership interest to 100%, together with most of the shares in two related European entities. Total consideration was approximately $17,556,000, including $9,290,000 and $6,173,000 paid in cash, in 1999 and 2000, respectively, and the balance paid, in cash, in 2001 (included in Accounts Payable at December 31, 2000).

     In 2000, the Company acquired the remaining outstanding 28% minority interest of Telia, bringing its ownership interest to 100%, for a cash payment of $2,193,000.

     On March 1, 1999, the Company sold its Marta Technologies, Inc. ("Marta") subsidiary, which operated its discontinued centralized automotive emission testing business. Pursuant to the terms of the agreement, the Company received cash of $9,387,000 and a three year, $3,000,000, 12% installment note in exchange for the outstanding capital stock of Marta. Previously contingent purchase price in the amount of $2,000,000 was earned, when, in February 2000, the purchaser was awarded an emissions testing contract. The additional purchase price consideration was in the form of a 12% installment note. Accordingly, in the first quarter of 2000, the Company reported additional gain of $1,300,000 from disposal of discontinued operations, net of related income taxes of $700,000. The gain on sale of this discontinued

                               ALLEN TELECOM INC.

operation in 1999, in the amount of $2,363,000 is net of related income taxes in the amount of $1,403,000. In 1998, the Company recognized an additional loss for this business in the amount of $4,710,000 after related income tax benefit of $2,640,000.

NOTE 10: FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Board ("FASB") Statements No. 107, "Disclosure about Fair Value of Financial Instruments," and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statements.

     Cash and Short-Term Investments: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Long-Term Investments: It is not practicable to estimate the fair value of the Company's 8% investment in the common and preferred stock of its former specialty rubber products business because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31, 1999 and December 31, 2000 reflect the corresponding fair value of such investment.

     Long-Term Debt: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Off-Balance Sheet Instruments: The Company utilizes letters of credit to back certain financing instruments, insurance policies and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined. The Company enters into foreign currency contracts to offset the impact of currency rate changes related to accounts receivable and certain payment obligations. The fair value of such contracts are based on quoted market prices of comparable contracts. The carrying amounts and fair values of financial instruments at December 31, 1999 and 2000 are as follows (amounts in thousands):

                                               CARRYING AMOUNT         FAIR VALUE
                                             -------------------   -------------------
                                               1999       2000       1999       2000
                                             --------   --------   --------   --------
Cash and cash equivalents..................  $ 22,085   $ 10,539   $ 22,085   $ 10,539
Non-current investments....................     4,334      4,334      4,334      4,334
Long-term debt.............................   124,156    139,421    124,156    141,885
Off-balance sheet financial instruments:
  Letters of credit........................     6,933      1,115      6,933      1,115
  Foreign currency contracts...............    14,746      2,773     14,204      2,966

NOTE 11: SUPPLEMENTAL CASH FLOW DISCLOSURE

     The following non-cash items were effected and are not reflected in the Consolidated Statements of Cash Flows:

     There were no significant non-cash transactions in 1998.

     In 1999, the Company purchased the remaining outstanding interest in Mikom and two affiliated European companies. This acquisition resulted in additional Goodwill of $9,608,000. This acquisition also increased Accounts Payables at December 31, 1999 by $8,266,000 and eliminated minority interest liability of $6,500,000.

                               ALLEN TELECOM INC.

     In 1999, the Company sold Marta assets of $22,958,000 and, further, the purchaser assumed a $12,436,000 capital lease obligation. As described in Note 9, in 2000 the Company received a $2,000,000 installment note receivable relating to the sale of Marta.

     In 2000, Accumulated other comprehensive loss, representing adjustments from translating foreign currency financial statements, increased from $10,685,000 at December 31, 1999 to $31,948,000 at December 31, 2000.

     Information with respect to cash paid during the year for interest and taxes is as follows (amounts in thousands):

                                                    1998      1999     2000
                                                   -------   ------   -------
Interest paid....................................  $ 8,020   $9,240   $10,620
Interest capitalized.............................      286       --        --
Income taxes paid, net...........................   24,096    8,605    10,207

NOTE 12: SPECIAL CHARGES

     In 1998, 1999 and 2000, the Company incurred net special charges pertaining to the discontinuation of certain product lines, the closing and consolidation of manufacturing facilities and other items. Such costs are included in the Consolidated Statements of Operations as follows (amounts in thousands):

                                                     1998      1999     2000
                                                    -------   -------   -----
Cost of sales.....................................  $12,539   $ 6,109   $ 106
Selling, general and administrative expenses......    6,886     5,877    (141)
Research and development and product engineering
  costs...........................................       --       325      --
                                                    -------   -------   -----
     Total (income) loss..........................  $19,425   $12,311   $ (35)
                                                    =======   =======   =====

     In 1998, the Company initiated a number of cost reduction efforts to improve and adjust operations to existing market conditions. These actions included, among others, the discontinuance of product development and marketing efforts on certain products, the formation of a worldwide Repeater and In-Building Coverage business, the consolidation of two manufacturing operations of the Repeater and In-Building Coverage product line, and the reorganization of the Company's North American-based sales force and Wireless Engineering and Consulting Services business. As a result of asset write-offs, severance and other costs associated with such actions, the Company incurred before-tax charges for the year of $19,425,000 (including $4,706,000 of inventory related charges), or $0.47 per basic and diluted share after related taxes. Substantially all such costs were incurred and expended in 1998.

     In 1999, such costs aggregated $12,311,000 and included provisions for the closure of a manufacturing facility, a loss on the sale of this facility, the termination of substantially all employees, a loss on the disposal of equipment and inventory related charges of $4,690,000 all in the Wireless Communications Equipment segment. The facility had a net book value of $4,805,000 at December 31, 2000, classified in other assets.

     In 2000, the Company incurred pretax charges of $1,678,000, or $0.04 per basic and diluted share after related income tax effect, incremental to the 1999 restructuring charge. These 2000 charges, which were not accruable at December 31, 1999, include termination costs of employees notified subsequent to December 31, 1999, relocation costs, asset write-offs, and other termination related benefits. In 2000, the Company also recognized a non-cash pretax gain of $1,160,000, or $0.03 per basic and diluted share after related income tax effect, with respect to a pension curtailment gain as a result of a reduction in workforce in connection with the aforementioned restructuring. The Company also adjusted the loss accrual for the

                               ALLEN TELECOM INC.

disposal of the facility as a result of its sale in January 2001 and recorded income in the amount of $553,000, or $0.01 per basic and diluted share after related income tax effect.

     The following is a summary of the status of certain exit costs incurred (amounts in thousands, except employee data):

                                                SEVERANCE
                                           -------------------
                                                     NUMBER OF   SALE OF BUILDING
                                           ACCRUAL   EMPLOYEES    AND EQUIPMENT      OTHER
                                           -------   ---------   ----------------   -------
Accrual..................................  $ 1,531      115          $ 3,764        $ 1,110
Charged against accrual..................     (157)     (22)          (1,493)          (593)
                                           -------      ---          -------        -------
Balance, December 31, 1999...............    1,374       93            2,271            517
Additions to the accrual.................      327        5              393            958
Charged against accrual..................   (1,482)     (98)            (562)        (1,158)
Accrual adjustment credited to income....       --       --             (553)            --
                                           -------      ---          -------        -------
Balance, December 31, 2000...............  $   219       --          $ 1,549        $   317
                                           =======      ===          =======        =======

NOTE 13: UNAUDITED QUARTERLY FINANCIAL DATA

     Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                              MARCH 31   JUNE 30   SEPT. 30   DEC. 31
                                              --------   -------   --------   --------
1999
Sales.......................................  $76,469    $78,002   $ 90,289   $ 91,453
Gross profit................................   22,230     23,357     25,848     17,714
Income (loss) from continuing operations....   (1,436)        17      2,632     (6,431)
Gain from discontinued operations...........    2,363         --         --         --
Net income (loss)...........................      927         17      2,632     (6,431)
Earnings (loss) per common share:
  Basic and Diluted:
     Continuing operations..................  $ (0.05)   $    --   $   0.10   $  (0.23)
     Discontinued operations................     0.08         --         --         --
     Net income (loss)......................     0.03         --       0.10      (0.23)
2000
Sales.......................................  $88,859    $89,175   $107,690   $106,884
Gross profit................................   25,382     27,584     31,930     30,046
Income from continuing operations...........      570      2,242      4,285      3,656
Gain from discontinued operations...........    1,300         --         --         --
Net income..................................    1,870      2,242      4,285      3,656
Earnings per common share:
  Basic and Diluted:
     Continuing operations..................  $  0.02    $  0.08   $   0.15   $   0.13
     Discontinued operations................     0.05         --         --         --
     Net income.............................     0.07       0.08       0.15       0.13

                               ALLEN TELECOM INC.

     As described in Note 1, in the fourth quarter of 2000 the Company adopted the provisions of EITF No. 00-10. Accordingly, the previously reported amounts for each of sales and cost of sales for each of the periods below have been increased to conform with the current presentation (amounts in thousands):

QUARTER ENDED:                                                1999   2000
--------------                                                ----   ----
March 31....................................................  $556   $903
June 30.....................................................   501    735
September 30................................................   753    925
December 31.................................................   706     --

     These reclassifications had no net impact on previously reported results of operations or stockholders' equity.

     Income (loss) from continuing operations in the third quarter of 1999 includes net gains in the amount of $3,013,000 ($0.07 per basic and diluted share) pertaining principally to a gain on the sale of a telecommunications investment.

     The fourth quarter of 1999 includes a $998,000 deferred tax benefit, or $0.04 per basic and diluted share, with respect to a change in the applicable income tax rate on the undistributed earnings (prior to 1999) of a foreign subsidiary.

     In the fourth quarter of 1999, the Company recorded a $12,311,000 before-tax special charge to earnings, or $0.29 per basic and diluted share after related income taxes. (See Note 12 for additional information.)

     In the first quarter of 2000, the Company incurred incremental pretax charges of approximately $1,678,000, or $0.04 per basic and diluted share after related income tax effect, in connection with the restructuring, announced during the fourth quarter of 1999, of certain operations including the discontinuance of certain product lines, the closing of a manufacturing facility, termination costs of employees and other items. Of this pretax charge, $960,000 was recorded in cost of sales and $718,000 in selling, general and administrative expenses.

     In the third quarter of 2000, the Company recognized a pretax gain of approximately $1,160,000, or $0.03 per basic and diluted share after related income tax effect, with respect to a pension curtailment gain as a result of a reduction in force in connection with the aforementioned restructuring, of this gain $406,000 was recorded in cost of sales and $754,000 in selling, general and administrative expenses.

     In the fourth quarter of 2000, the Company adjusted the loss accrual for the disposal of a facility and recorded income in the amount of $553,000 (included in cost of sales) or $0.01, per basic and diluted share, after related income tax effect.

NOTE 14: SUBSEQUENT EVENTS

     On December 18, 2001, the Company announced that it had completed the acquisition of substantially all of the assets of Bartley R.F. Systems, Inc., headquartered in Amesbury, Massachusetts. The total cost of the Bartley transaction includes 2,271,391 shares of Company common shares, a cash payment of $0.4 million and assumed debt of $4.1 million. Bartley designs and manufactures radio frequency filters, filter related subsystems and other wireless communications infrastructure products for wireless telephone systems. This transaction was accounted for as a purchase.

     On February 13, 2002, the Company filed, on Form S-3, a registration statement under the Securities Act of 1933 relating to the public offering of
$50.0 million to $57.5 million of Series D      % Convertible Preferred Stock.

                               ALLEN TELECOM INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                               SEPTEMBER 30,
                                                                   2001
                                                               -------------
                                                                (UNAUDITED)
                                                                (AMOUNTS IN
                                                                THOUSANDS)
ASSETS
  Current Assets:
     Cash and equivalents...................................     $  6,446
     Accounts receivable (less allowance for doubtful
      accounts of $3,160)...................................       97,274
  Inventories: Raw materials................................       70,255
     Work in process........................................       28,772
     Finished goods.........................................       37,654
                                                                 --------
          Total inventories (net of reserves)...............      136,681
                                                                 --------
  Deferred income taxes.....................................       18,310
  Other current assets......................................        6,590
                                                                 --------
  Total current assets......................................      265,301
                                                                 --------
  Property, plant and equipment, net........................       42,527
  Goodwill..................................................      122,876
  Deferred income taxes.....................................       34,966
  Other assets..............................................       33,223
                                                                 --------
TOTAL ASSETS................................................     $498,893
                                                                 ========
LIABILITIES
  Current Liabilities:
     Notes payable and current maturities of long-term
      obligations...........................................     $ 11,229
     Accounts payable.......................................       39,262
     Accrued expenses.......................................       25,039
     Income taxes payable...................................        2,821
     Deferred income taxes..................................        9,040
                                                                 --------
     Total current liabilities..............................       87,391
                                                                 --------
  Long-term debt............................................      149,166
  Deferred income taxes.....................................        4,862
  Other liabilities.........................................       10,864
                                                                 --------
     Total Liabilities......................................      252,283
                                                                 --------
STOCKHOLDERS' EQUITY
  Common stock..............................................       30,216
  Paid-in capital...........................................      185,066
  Retained earnings.........................................       73,120
  Accumulated other comprehensive loss......................      (24,978)
  Less: Treasury stock (at cost)............................      (15,480)
        Unearned compensation...............................       (1,334)
                                                                 --------
     Total Stockholders' Equity.............................      246,610
                                                                 --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................     $498,893
                                                                 ========

   See accompanying notes to the Condensed Consolidated Financial Statements.

                               ALLEN TELECOM INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
                                                                    (UNAUDITED)
SALES (Note 5)..............................................  $ 285,724    $ 304,956
Cost of sales (Notes 2 and 5)...............................   (200,828)    (226,499)
                                                              ---------    ---------
Gross Profit................................................     84,896       78,457
Operating expenses:
  Selling, general and administrative expenses (Note 2).....    (40,853)     (42,217)
  Research and development and product engineering costs....    (19,491)     (19,978)
  Amortization of goodwill..................................     (5,841)      (5,935)
                                                              ---------    ---------
Operating income............................................     18,711       10,327
  Interest expense..........................................     (7,995)      (8,208)
  Interest income...........................................      1,457          728
                                                              ---------    ---------
Income before taxes and minority interest...................     12,173        2,847
Provision of income taxes...................................     (4,991)      (1,110)
                                                              ---------    ---------
Income before minority interest.............................      7,182        1,737
Minority interest...........................................        (85)        (116)
                                                              ---------    ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS....................      7,097        1,621
Discontinued emission testing operations -- gain on sale
  (Note 3)..................................................      1,300           --
                                                              ---------    ---------
NET INCOME (LOSS)...........................................  $   8,397    $   1,621
                                                              =========    =========
EARNINGS (LOSS) PER COMMON SHARE:
  Basic and Diluted:
     Continuing operations..................................  $    0.25    $    0.06
     Discontinued operations -- gain on sale................       0.05           --
                                                              ---------    ---------
Net income (loss)...........................................  $    0.30    $    0.06
                                                              =========    =========
Weighted average common shares outstanding:
  Basic.....................................................     27,800       27,970
  Assumed exercise of stock options.........................        430          320
                                                              ---------    ---------
  Diluted...................................................     28,230       28,290
                                                              =========    =========

   See accompanying notes to the Condensed Consolidated Financial Statements.

                               ALLEN TELECOM INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                2000         2001
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS)
                                                                   (UNAUDITED)
CASH FLOW FROM OPERATIONS:
  Income from continuing operations.........................  $  7,097     $  1,621
  Adjustments to reconcile income to operating cash flow:
     Depreciation...........................................    10,086        9,719
     Amortization of goodwill...............................     5,841        5,935
     Amortization of capitalized software...................     1,984        2,156
     Other amortization.....................................       232          232
     Non-cash loss on write-down of assets..................       393           --
     Non-cash pension gain..................................    (1,160)          --
  Changes in operating assets and liabilities:
     Receivables............................................   (13,211)      (2,252)
     Inventories............................................   (24,706)     (21,801)
     Accounts payable and accrued expenses..................    14,981      (23,437)
     Income tax payable.....................................    (1,642)       1,715
     Other, net.............................................    (2,179)        (124)
                                                              --------     --------
Cash used by operating activities...........................    (2,284)     (26,236)
                                                              --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in telecommunications subsidiaries............    (8,512)          --
  Capital expenditures......................................    (7,644)      (8,538)
  Capitalized software product costs........................    (2,755)      (1,935)
  Sales and retirements of fixed assets.....................       511        5,146
                                                              --------     --------
Cash used by investing activities...........................   (18,400)      (5,327)
                                                              --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds (repayment of) from borrowings...................    18,851         (677)
  Proceeds from sale and leaseback transactions.............        --        4,884
  Acquisition of treasury shares............................        --       (1,156)
  Collection on installment note receivable.................     1,000        1,000
  Treasury stock sold to employee benefit plan..............       576          678
  Exercise of stock options.................................       297          852
                                                              --------     --------
Cash provided by financing activities.......................    20,724        5,581
                                                              --------     --------
NET CASH PROVIDED (USED)....................................        40      (25,982)
Effect of foreign currency exchange rate changes on cash....      (943)       1,458
Net cash flow from change in year-end of subsidiaries (Note
  1)........................................................        --       20,431
Cash and equivalents at beginning of year...................    22,085       10,539
                                                              --------     --------
Cash and cash equivalents at end of period..................  $ 21,182     $  6,446
                                                              ========     ========
Supplemental cash flow data:
  Cash paid (received) during the period for:
     Interest...............................................  $  6,677     $  6,649
     Income taxes...........................................     6,127        2,749

   See accompanying notes to the Condensed Consolidated Financial Statements.

                               ALLEN TELECOM INC.

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            ACCUMULATED
                                                                      COMPRE-                  OTHER
                                                                      HENSIVE                 COMPRE-
                                                 COMMON    PAID-IN     INCOME    RETAINED     HENSIVE     TREASURY     UNEARNED
                                       TOTAL      STOCK    CAPITAL     (LOSS)    EARNINGS      LOSS        STOCK     COMPENSATION
                                      --------   -------   --------   --------   --------   -----------   --------   ------------
                                                                        (AMOUNTS IN THOUSANDS)
                                                                              (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER
  30, 2001:
Beginning Balance, January 1,
  2001..............................  $234,981   $30,092   $184,066              $69,067     $(31,948)    $(14,730)    $(1,566)
Net income from change in fiscal
  year-end of subsidiaries (Note
  1)................................     2,432                                     2,432
Comprehensive income:
Net income..........................     1,621                        $  1,621     1,621
  Other comprehensive income:
  Foreign currency translation
    adjustment......................     6,970                           6,970                  6,970
                                                                      --------
  Comprehensive income..............                                  $  8,591
                                                                      ========
Treasury stock reissued.............       678                  272                                            406
Acquisition of treasury shares......    (1,156)                                                             (1,156)
Exercise of stock options...........       852      124         728
Amortization of unearned
  compensation......................       232                                                                             232
                                      --------   -------   --------              -------     --------     --------     -------
Ending Balance, September 30,
  2001..............................  $246,610   $30,216   $185,066              $73,120     $(24,978)    $(15,480)    $(1,334)
                                      ========   =======   ========              =======     ========     ========     =======
FOR THE NINE MONTHS ENDED SEPTEMBER
  30, 2000:
Beginning Balance, January 1,
  2000..............................  $240,912   $30,010   $181,335              $57,014     $(10,685)    $(14,978)    $(1,784)
Comprehensive income (loss):
  Net income........................     8,397                        $  8,397     8,397
Other comprehensive loss:
  Foreign currency translation
    adjustments.....................   (12,147)                        (12,147)               (12,147)
                                                                      --------
  Comprehensive loss................                                  $ (3,750)
                                                                      ========
Treasury stock reissued.............       576                  263                                            313
Exercise of stock options...........       297       33         264
Employee stock plan tax benefits....     1,331                1,331
Restricted stock cancellation.......       (98)      (7)       (117)                                           (88)        114
Amortization of unearned
  compensation......................       232                                                                             232
                                      --------   -------   --------              -------     --------     --------     -------
Ending Balance, September 30,
  2000..............................  $239,500   $30,036   $183,076              $65,411     $(22,832)    $(14,753)    $(1,438)
                                      ========   =======   ========              =======     ========     ========     =======

   See accompanying Notes to the Condensed Consolidated Financial Statements.

                               ALLEN TELECOM INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
                                  (UNAUDITED)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

  General

     In the opinion of the management of Allen Telecom Inc. (the "Company"), the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position of the Company as of September 30, 2001 and the consolidated results of its operations, cash flows and changes in stockholders' equity for the periods ended September 30, 2001 and 2000. The results of operations for such interim periods are not necessarily indicative of the results for the full year. The year-end 2000 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

  Consolidated Policy

     The Company's consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated. To facilitate preparation of financial statements, the Company's principal European operations, for periods on or prior to December 31, 2000, were included in the consolidated financial statements on a two-month delayed basis.

     Effective January 1, 2001, such European operations changed their fiscal year-end from October 31, to December 31, consistent with the balance of the Company's operations. The results of operations (net income of $2,432,000) for these European subsidiaries for the period November and December 2000, were recorded directly to retained earnings in the first quarter of 2001 and the results of operations for the period January 1, 2001 through September 30, 2001 were included in the 2001 reported results of operations.

     Cash flow of such European operations for the two-month period November and December 2000 is summarized as follows (amounts in millions):

Net income from operations..................................  $ 2.4
Increase in inventories.....................................   (8.7)
Decrease in receivables.....................................    3.2
Increase in accounts payable................................   14.1
Decrease in taxes payable...................................   (6.1)
Net increase in fixed assets................................   (1.2)
Borrowings..................................................   16.1
Other.......................................................    0.6
                                                              -----
  Increase in cash and equivalents..........................  $20.4
                                                              =====

NOTE 2: SPECIAL CHARGES:

     In the fourth quarter 1999, the Company announced the restructuring of certain operations. In the first quarter 2000, the Company incurred incremental pretax charges of $1,678,000, or $0.04 per basic and diluted share after related income tax effect in connection with such restructuring. These charges were not accruable at December 31, 1999. Of this pretax charge, $960,000 was recorded in cost of sales and

                               ALLEN TELECOM INC.

$718,000 in selling, general and administrative expenses. Of the charge, $393,000 relates to a non-cash write-off of capital assets and $1,285,000 were cash related charges.

     In the third quarter of 2000, the Company recognized a non-cash pretax gain of $1,160,000, or $.03 per basic and diluted common share after related income tax effect, with respect to a pension curtailment gain as a result of a reduction in workforce in connection with the aforementioned restructuring. Of the third quarter pretax gain, $406,000 was recorded in cost of sales and $754,000 in selling, general and administrative expenses. For the nine months ended September 30, 2000, the Company has incurred net pretax charges (related to the two items discussed above) of $518,000, or $.01 per basic and diluted common share, after related income tax effect. Of the nine months charge, $554,000 was recorded in cost of sales and a gain of $36,000 in selling, general and administrative expense.

     The following is a summary of the activity for exit costs incurred (amounts in thousands).

                                                         SEVERANCE   SALE OF BUILDING
                                                          ACCRUAL     AND EQUIPMENT     OTHER
                                                         ---------   ----------------   -----
Accrual balance at December 31, 2000...................    $ 219         $ 1,549        $ 317
Charged against accrual................................     (207)         (1,373)        (119)
Accrual adjustment credited to income..................       --             (77)          --
                                                           -----         -------        -----
Balance September 30, 2001.............................    $  12         $    99        $ 198
                                                           =====         =======        =====

     The term of severance is based on years of service or determined by contractual obligation, and is payable over a period of time. Severance will be paid out in its entirety by October 31, 2001.

NOTE 3: DISCONTINUED OPERATIONS:

     The gain on sale from discontinued operations in the first nine months of 2000 represents income from previously contingent purchase price consideration earned on the sale of the Company's former automotive emissions testing business sold in the first quarter of 1999. This gain is net of related income taxes in the amount of $700,000.

                               ALLEN TELECOM INC.

NOTE 4: SEGMENT DISCLOSURES:

     The following table shows sale to external customers, results of operations and asset positions for the Company's two operating segments (amounts in thousands):

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                --------------------
                                                                  2000        2001
                                                                --------    --------
Sales to external customers:
  Wireless communications equipment:
     Base station subsystems and components.................    $137,936    $152,165
     Repeater and in-building coverage products.............      58,300      66,750
     Base Station and mobile antennas.......................      70,096      66,805
     Geolocation products...................................          --       2,355
                                                                --------    --------
       Total wireless communications equipment..............     266,332     288,075
     Wireless engineering and consulting services...........      19,392      16,881
                                                                --------    --------
     Total sales............................................    $285,724    $304,956
                                                                --------    --------
Results of operations:
  Wireless communications equipment.........................    $ 26,145    $ 20,231
  Wireless engineering and consulting services..............       3,902       1,215
                                                                --------    --------
                                                                  30,047      21,446
Goodwill amortization.......................................      (5,841)     (5,935)
General corporate expenses..................................      (5,495)     (5,184)
                                                                --------    --------
Operating income............................................    $ 18,711    $ 10,327
                                                                --------    --------

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                  2001
                                                              -------------
Segment Assets:
  Wireless communications equipment.........................    $282,575
  Wireless engineering and consulting services..............      14,856
                                                                --------
                                                                 297,431
Goodwill....................................................     122,876
Deferred income taxes.......................................      53,276
Other general corporate assets..............................      25,310
                                                                --------
     Total Assets...........................................    $498,893
                                                                ========

NOTE 5: IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS:

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 which is now effective. Accordingly, the Company has adopted the provisions of the standard on January 1, 2001. The Company utilizes hedging activities primarily in its foreign subsidiaries to limit foreign currency exchange rate risk on receivables and to offset the impact of currency rate changes with regard to certain intercompany payables and foreign denominated purchase obligations. The adoptions of SFAS No. 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position for the period ended September 30, 2001.

                               ALLEN TELECOM INC.

     In the fourth quarter of 2000, the Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Accordingly, prior year amounts have been reclassified to conform to the 2001 presentation. The previously reported amounts for each of sales and cost of sales for the nine months ended September 30, 2000 have been increased $2,563,000 to conform with the current presentation. These reclassifications had no net impact on previously reported results of operations or stockholders' equity.

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. As specified therein, goodwill and certain intangible assets acquired will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, with appropriate write-downs, if necessary. The Company is required to implement SFAS No. 141 on July 1, 2001.

     In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002 and it has not determined, in all cases, the impact that this statement will have on its consolidated financial position or results of operations. Earnings per common share for each of the first, second and third quarters of 2001 and 2000 would have increased by approximately $.07 per share, (or approximately $.28 per share annually based on approximately 28,000,000 common shares outstanding), excluding the amortization of goodwill, which will be eliminated in 2002 when the new Standard goes into effect.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of
Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company will adopt SFAS No. 144 on January 1, 2002, as required; however, adoption of the statement is not expected to have a material impact, if any.

NOTE 6: SALE AND LEASEBACK TRANSACTION:

     In the second quarter of 2001, the Company entered into a sale and leaseback agreement for one of its European facilities. In connection with the sale, the Company received net proceeds of $4,884,000, after a lease deposit payment of $512,000. This transaction was accounted for as a financing, wherein the land and building (which will continue to be depreciated) remain on the books. A financing obligation has been recorded in the amount of $5,125,000 representing gross proceeds received (included in "Notes payable and current maturities of long-term obligations" and "Long-term debt"). The terms of the lease call for thirty-one equal quarterly payments (including the related interest portion) of $169,000 from September 1, 2001 through June 2009 with a purchase option of $512,000 at the termination of the lease.

                               ALLEN TELECOM INC.

NOTE 7: RECLASSIFICATIONS:

     Certain prior year balances have been reclassified to conform to the current year presentation.

NOTE 8: SUBSEQUENT EVENTS:

     On December 18, 2001, the Company announced that it had completed the acquisition of substantially all of the assets of Bartley R.F. Systems, Inc., headquartered in Amesbury, Massachusetts. The total cost of the Bartley transaction includes 2,271,391 shares of Company common shares, a cash payment of $0.4 million and assumed debt of $4.1 million. Bartley designs and manufactures radio frequency filters, filter related subsystems and other wireless communications infrastructure products for wireless telephone systems. This transaction was accounted for as a purchase.

     On February 13, 2002, the Company filed, on Form S-3, a registration statement under the Securities Act of 1933 relating to the public offering of
$50.0 million to $57.5 million of Series D    % Convertible Preferred Stock.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                        -------------------------------
                               TABLE OF CONTENTS
                        -------------------------------

                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................   11
Special Note Regarding Forward-Looking
  Statements...........................   25
Use of Proceeds........................   26
Price Range of Our Common Stock........   26
Dividend Policy........................   27
Capitalization.........................   28
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   29
Business...............................   40
Management.............................   53
Principal Stockholders.................   55
Description of the Convertible
  Preferred Stock......................   56
Description of Certain Indebtedness and
  Capital Stock........................   69
Certain United States Federal Income
  Tax Considerations...................   72
Underwriting...........................   79
Where You Can Find More Information....   80
Incorporation of Certain Documents by
  Reference............................   81
Legal Matters..........................   81
Experts................................   81
Index to Consolidated Financial
  Statements...........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                1,000,000 SHARES

                              [ALLEN TELECOM LOGO]
                               ALLEN TELECOM INC.
                               SERIES D         %
                                  CONVERTIBLE
                                PREFERRED STOCK

                            (LIQUIDATION PREFERENCE
                               $50.00 PER SHARE)
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                            BEAR, STEARNS & CO. INC.
                                          , 2002
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the estimated expenses to be incurred by Allen Telecom in connection with the offering described in this registration statement, other than underwriting discounts and commissions.

Securities and Exchange Commission registration fee.........  $
Printing costs..............................................         *
Accounting fees and expenses................................         *
Legal fees and expenses (including Blue Sky)................         *
Miscellaneous...............................................         *
                                                              --------
     Total..................................................  $
                                                              ========

---------------
* Reflects estimates made by Allen Telecom.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Set forth below is a description of certain provisions of the second restated certificate of incorporation of Allen Telecom, the amended and restated by-laws of Allen Telecom, and the Delaware General Corporation Law. This description is intended as a summary only and is qualified in its entirety by reference to the Allen Telecom certificate of incorporation, the Allen Telecom by-laws, and Delaware law.

     ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES. The Allen Telecom certificate of incorporation provides that, to the full extent provided by Delaware law, a director will not be personally liable to Allen Telecom or its stockholders for monetary damages for or with respect to any acts or omissions in the performance of his or her duties as a director except for liability: (i) for any breach of the director's duty of loyalty to such corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     While Article Seventh of the Allen Telecom certificate of incorporation provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Seventh will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of Article Seventh as described in the previous paragraph apply to officers of Allen Telecom only if they are directors of Allen Telecom and are acting in their capacity as directors, and do not apply to officers of Allen Telecom who are not directors.

     INDEMNIFICATION AND INSURANCE. Under Delaware law, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Article Seventh of the Allen Telecom certificate of incorporation and
Article VI of the Allen Telecom by-laws provide to directors, officers, employees and agents of Allen Telecom, indemnification to the full extent provided by Delaware law. Article VI of the Allen Telecom by-laws also provides that expenses incurred by a person in defending a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, by reason of the fact that he or she is or was a director or officer may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Allen Telecom as authorized by relevant Delaware law. Allen Telecom has obtained directors and officers liability insurance providing coverage to its directors and officers.

     At the time of the election of an officer or director of Allen Telecom, the board of directors of Allen Telecom adopts resolutions authorizing Allen Telecom to enter into an indemnification agreement with such officer or director. Allen Telecom has entered into an indemnification agreement with each of its officers and directors.

     One of the purposes of the indemnification agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder may receive indemnification under circumstances in which indemnity would not otherwise be provided by Delaware law. Pursuant to the indemnification agreements and subject to specified conditions provided in these agreements, an indemnitee is entitled to indemnification as provided by Section 145 of the Delaware General Corporation Law and to indemnification for any amount which the indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against that person because of that person's position as an employee, director or agent of Allen Telecom. An indemnitee, however, will not be entitled to indemnification in connection with specified claims initiated by the indemnitee prior to a change in control unless the board of directors of Allen Telecom first authorizes or consents to the initiation of the claim by the indemnitee. The indemnification agreements are in addition to and are not intended to limit any rights of indemnification that are available under the Allen Telecom certificate of incorporation or the Allen Telecom by-laws, any policy of insurance or otherwise.

     In addition to the rights to indemnification specified therein, the indemnification agreements are intended to increase the certainty of receipt by the indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

     The indemnification agreements are also intended to provide increased assurance of indemnification against any amendment to the Allen Telecom by-laws that would have the effect of denying, diminishing or encumbering the indemnitee's rights pursuant thereto or to Delaware law or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

     Insofar as indemnification arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1*    Form of Underwriting Agreement
  4.1*    Form of Certificate of Designation for the Series D      %
          Convertible Preferred Stock
  5.1*    Opinion of Jones, Day, Reavis & Pogue
 12.1     Statement Regarding Computation of Ratio of Earnings to
          Combined Fixed Charges and Preferred Stock Dividends
 23.1*    Consent of Jones, Day, Reavis & Pogue (included in Exhibit
          5.1)
 23.2     Consent of PricewaterhouseCoopers LLP
 23.3     Consent of Deloitte & Touche LLP
 24.1     Powers of Attorney of Directors and Officers of Allen
          Telecom Inc.

---------------
* To be filed by amendment

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Beachwood, State of Ohio, on February 13, 2002.

                                          ALLEN TELECOM INC.

                                          By: /s/ LAURA C. MEAGHER
                                            ------------------------------------
                                              LAURA C. MEAGHER
                                              General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                /s/ ROBERT G. PAUL                   President, Chief Executive       February 13, 2002
---------------------------------------------------  Officer and Director
                  Robert G. Paul                     (Principal Executive Officer)

              /s/ ROBERT A. YOUDELMAN                Executive Vice President and     February 13, 2002
---------------------------------------------------  Chief Financial Officer
                Robert A. Youdelman                  (Principal Financial Officer)

                         *                           Vice President -- Finance        February 13, 2002
---------------------------------------------------  (Principal Accounting Officer)
               James L. LePorte, III

                         *                           Chairman of the Board and        February 13, 2002
---------------------------------------------------  Director
                Phillip W. Colburn

                         *                           Vice Chairman of the Board and   February 13, 2002
---------------------------------------------------  Director
                 J. Chisholm Lyons

                         *                           Director                         February 13, 2002
---------------------------------------------------
                  John F. McNiff

                         *                           Director                         February 13, 2002
---------------------------------------------------
                Charles W. Robinson

                         *                           Director                         February 13, 2002
---------------------------------------------------
                 Martyn F. Roetter

                         *                           Director                         February 13, 2002
---------------------------------------------------
                   Gary B. Smith

                         *                           Director                         February 13, 2002
---------------------------------------------------
              Kathleen M. H. Wallman

---------------

* The undersigned, by signing his or her name hereto, does sign and execute this registration statement pursuant to the powers of attorney executed by the above-named officers and directors of the registrant, which are being filed herewith with the Securities and Exchange Commission on behalf of such officers and directors.

By: /s/ LAURA C. MEAGHER
    --------------------------------------------------------

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1*    Form of Underwriting Agreement
  4.1*    Form of Certificate of Designation for the Series D      %
          Convertible Preferred Stock
  5.1*    Opinion of Jones, Day, Reavis & Pogue
 12.1     Statement Regarding Computation of Ratio of Earnings to
          Combined Fixed Charges and Preferred Stock Dividends
 23.1*    Consent of Jones, Day, Reavis & Pogue (included in Exhibit
          5.1)
 23.2     Consent of PricewaterhouseCoopers LLP
 23.3     Consent of Deloitte & Touche LLP
 24.1     Powers of Attorney of Directors and Officers of Allen
          Telecom Inc.

---------------
* To be filed by amendment